The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

SEMIANNUAL REPORT February 28, 2007


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for the Mellon Funds Trust, covering the six-month period from September 1, 2006, through February 28, 2007.

Despite a sudden bout of market volatility near the end of February 2007, the U.S. stock market fared relatively well. Domestic stock prices generally were propelled higher by stabilized short-term rates, moderate inflationary pressures, and robust corporate earnings. In international markets, the European and Asian markets posted very strong returns as well, boosted by fiscal reforms in many emerging markets and a surge in mergers-and-acquisitions activity and corporate reorganizations. Although the U.S. and other developed economies have shown signs of decelerating, many economists currently feel the risk of a full-blown recession is extremely small.

We remain optimistic about the sustainability of the current economic expansion. Productivity has increased as modern technologies and efficient business practices helped to limit cyclical inflation pressures around the world. Over the more immediate term, a warm winter in the U.S. and rapidly declining energy prices have mitigated the risks that weakness in the U.S. housing sector might derail business and consumer confidence. The overall result has been to bolster investor sentiment and stock prices.

For information about how each fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance.

As always, we encourage you to talk with your portfolio manager to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

Michael D. Weiner, Portfolio Manager

How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 7.81% while its Investor shares produced a total return of 7.66%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 8.93% for the same period.[2]

Stocks were driven higher during the reporting period by continued U.S. economic growth, stable short-term interest rates and rising corporate earnings. The fund participated in the market's rise to a significant degree, producing particularly strong returns in the materials, telecommunications services, consumer discretionary, utilities and financial services sectors. However, relatively weak returns in the health care and technology areas undermined the fund's performance compared to the benchmark.

In addition, on February 23, 2007, Sean P. Fitzgibbon became the fund's primary portfolio manager. The fund will continue to seek capital appreciation as its investment objective.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. We choose stocks through a disciplined investment process that uses computer modeling techniques to identify and rank companies based on value, growth and other financial characteristics. Next, we use fundamental analysis to select the most attractive of the higher ranked securities, drawing on a variety of internal and Wall Street research sources. We also attempt to manage risks by diversifying the fund's investments across companies and industries, maintaining weightings and risk characteristics that generally are similar to those of the S&P 500 Index.

What other factors influenced the fund's performance?

While the market's advance was broadly based, high levels of volatility and short-term stock price fluctuations were a significant influence on fund performance. Price volatility proved to be detrimental during the final months of 2006, but it worked in the fund's favor during January and February 2007, nearly making up for the fund's earlier underperformance relative to the benchmark.

The fund produced some of its greater gains in the basic materials sector, where top performers included raw materials producers, such as Freeport-McMoRan Copper & Gold, industrial gas producer Air Products and Chemical, Inc. and nickel mining company Inco, which merged with another of the fund's holdings, iron producer Companhia Vale do Rio Doce. In the telecommunications services area, gains in stocks such as Sprint Nextel enabled the fund to roughly match the benchmark's strong returns from the sector.

The fund also derived robust gains from consumer discretionary holdings such as motorcycle maker Harley-Davidson, residential homebuilder D. R. Horton and automobile products producer Harman International Industries. These winners largely compensated for weaker returns from other consumer discretionary holdings, such as Starbucks, and from the fund's lack of exposure to strong-performing cable service providers. Among utilities stocks, the fund's position in Dynegy Cl. A performed well, due to an increase in private equity investment in energy generation and transmission companies. Finally, in the financial services sector, the fund delivered relatively positive performance through its emphasis on brokerage firms, such as Goldman Sachs Group, Lehman Brothers Holdings and JPMorgan Chase & Co.

On the negative side, health care and technology holdings detracted from the fund's relative performance. Biotechnology giant Amgen was hurt by concerns regarding competitive issues and government reimbursement rates. In the technology area, the fund's performance was hurt by significant exposure to Motorola, which dropped sharply when the company lost ground in the cellular handset market.

What is the fund's current strategy?

As of the end of the reporting period, we have allocated a slightly greater percentage of the fund's assets to technology stocks than the benchmark in light of attractive valuations, favorable product cycles and a positive corporate spending environment. Similarly, in the health care sector, a slightly overweight position reflects our favorable view of the sector's long-term prospects as the U.S. population ages. We also have placed modest emphasis on energy stocks, where we see strong business fundamentals for drillers and oilfield services companies.

On the other hand, we have slightly reduced the fund's consumer discretionary exposure in response to the potential for weakening consumer spending given current turmoil in the mortgage lending market. The fund also holds underweight exposure to the telecommunications services sector, where the competitive landscape appears uncertain and many companies face the need to make significant capital expenditures. It should be noted, however, that these over- and underweight positions were mild. In general, the fund remained true to its disciplined, sector-neutral investment approach.

More broadly, we believe current market valuations and economic trends toward slowing, but reasonable, growth are likely to favor the kinds of large-cap, high-quality, financially sound companies in which the fund invests.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. Index return does not reflect fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Portfolio Manager

Note to Shareholders: On February 23, 2007, D. Gary Richardson was replaced as the fund's primary portfolio manager.

How did Mellon Income Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 7.33%, and its Investor shares produced a total return of 7.17%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 9.82%.[2]

Continued economic growth and strong corporate earnings drove stocks higher over the reporting period. The market's performance proved to be broadly based, with most industry groups generating gains. The fund participated in the stock market's advance to a significant degree, achieving notably good returns in the consumer staples sector and roughly matching the benchmark in several other key areas. However, relatively weak stock selection within the health care, financials and industrials sectors caused the fund's returns to lag the benchmark.

What is the fund's investment approach?

The fund seeks total return consisting of capital appreciation and income. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to focus on dividend-paying stocks and other investment techniques that produce income. We choose stocks through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. While we attempt to manage risks by diversifying broadly across companies and industries, the fund may at times overweight certain sectors in an attempt to earn higher yields. The fund may also use derivatives as a substitute for taking a position in an underlying asset, to increase returns or income, or as part of a hedging strategy.

What other factors influenced the fund's performance?

In an environment characterized by moderate economic growth, subdued inflation and stable interest rates, market sentiment tended to favor relatively speculative issues rather than the income-producing, value-oriented stocks on which the fund focused. Even within the fund's benchmark, lower-yielding, more volatile stocks produced stronger returns during the reporting period.

The impact of this trend was most evident in three sectors. In the health care sector, where the fund maintained mildly overweight exposure, dividend-paying pharmaceutical companies, such as Eli Lilly and GlaxoSmithKline, suffered declines due to concerns regarding the companies' new product pipelines. While the fund invested in some of the sector's better performers, such as Bristol-Myers Squibb, these stocks failed to make up for other, more disappointing stock selections. Among financial stocks, the fund invested in relatively few brokerage firms due to what we believed were the group's high valuations and poor record of dividend growth; however, brokerage firms proved to be among the sector's best performers during the reporting period. Finally, in the industrials sector, the fund emphasized major dividend-paying stocks, such as 3M, General Electric and United Technologies, at a time when smaller, more speculative stocks produced greater gains.

The fund matched or exceeded the benchmark's performance in several sectors. Strong individual stock selections in the consumer discretionary sector enabled the fund to match the benchmark's returns despite an underweight position in the high-flying cable industry. Top holdings included media giant News Corp. and casino and resort operator Harrah's Entertainment. In the telecommunications services sector, strong stock selection and an overweight position in the sector helped produce competitive returns among holdings such as AT&T, which benefited from rising earnings forecasts, and Verizon, which generated excitement over its deployment of fiber optic services to its customers' homes.

Among basic materials stocks, the fund roughly matched the benchmark's robust returns with holdings such as Monsanto and DuPont, which prospered as a result of greater emphasis in the United States on ethanol as a petroleum substitute; and Temple-Inland, which announced plans to divest its financial holdings to focus more intently on its core containerboard business. In the utilities sector, strong industrial demand and limited energy supplies broadly bolstered returns. Finally, in the consumer staples sector, the fund outperformed the benchmark primarily on the strength of Avon Products, which generated higher revenues from existing operations as well as expanding its presence in China.

What is the fund's current strategy?

We continue to focus on what we believe are attractively valued, large-cap stocks with strong growth rates that are generating consistent cash flows. In addition, we have emphasized companies that either pay dividends or offer prospects for paying dividends in the near future.

As of the reporting period's end, we have found a relatively large number of what we believe are attractively valued investments meeting our criteria in the technology sector, where we see opportunities for potential growth. The fund also holds relatively sizeable exposure to health care stocks, with an emphasis on pharmaceutical companies that are cutting costs to improve earnings in the face of competition from generic drugs. On the other hand, the fund holds a mildly underweight position in the energy sector, where growth opportunities currently appear to us limited. The fund's financial sector exposure is somewhat light as well, particularly among, in our view, richly valued real estate investment trusts and regional banks, which appear vulnerable to credit problems.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. Index return does not reflect fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

James C. Wadsworth, Portfolio Manager

How did Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund produced total returns of 11.16% for its Class M shares, 10.98% for its Investor shares and 10.62% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 12.44% for the same period.[2]

Midcap stocks generally gained value over the reporting period as investors responded favorably to moderating economic growth, diminishing inflationary pressures, stable interest rates and rising corporate earnings. While the fund participated in the market's rally to a significant degree, individual disappointments in the information technology, health care, consumer staples and energy sectors caused the fund's returns to lag the benchmark.

What is the fund's investment approach?

The fund seeks capital appreciation by normally investing at least 80% of its assets in stocks of domestic companies with market capitalizations between $1 billion and $10 billion at the time of purchase. When selecting securities, we begin with quantitative analysis to screen and rank stocks within each industry and sector based on valuation, earnings growth and financial health. We then use fundamental analysis to evaluate and select individual stocks, drawing on research by internal analysts and external Wall Street sources. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index.

What other factors influenced the fund's performance?

Early in the reporting period, investors' concerns regarding robust economic growth and higher inflation began to subside as housing markets cooled and energy prices fell. The Federal Reserve Board lent credence to a more benign inflation outlook when it refrained from raising short-term interest rates after more than two years of rate hikes. These factors, together with expectations of an economic "soft landing" and strong corporate earnings, helped fuel a stock market rally through the end of February, when turbulence in Chinese equity markets triggered a sharp U.S. market correction.

In this generally favorable market environment, investors apparently felt comfortable assuming the risks that midcap companies typically entail. As a result, midcap stocks generally produced higher returns than their large-cap counterparts, extending a cycle of smaller-stock dominance that has persisted for the better part of six years.

The fund received especially strong contributions to its relative performance from the industrials sector, where specialty metals producer Precision Castparts benefited from better-than-expected earnings and new orders from industrial giant General Electric. In the materials area, metals producer Allegheny Technologies saw its stock price advance strongly due to robust earnings stemming from rising stainless steel and titanium sales. In addition, a number of construction aggregate providers prospered in a consolidating industry amid greater federal highway spending and ongoing recovery efforts in areas affected by Hurricane Katrina in 2005.

Among financial stocks, investments in securities exchanges enabled the fund to benefit from intensifying mergers-and-acquisitions ("M&A") activity, including the acquisition of New York Board of Trade by electronic futures exchange Intercontinental Exchange. Utilities holdings Dynegy, Cl A. and Northeast Utilities were rewarded with higher valuations for achieving improved revenues and earnings. In the consumer discretionary sector, the fund received positive contributions to relative performance from lodging chain Hilton Hotels, apparel retailer Urban Outfitters and superstore Dick's Sporting Goods.

Gains in these market sectors were offset by lagging returns in other areas. In the information technology sector, strong results from outsourcer Cognizant Technology Solutions, Cl. A, and communications equipment maker Polycom were more than offset by weakness in Linux software developer Red Hat, which encountered greater competitive pressures, and semiconductor manufacturer Microsemi, which made an acquisition that many analysts considered expensive. Consequently, we sold our Red Hat and Microsemi positions early in the reporting period. In the health care sector, contract research organization Pharmaceutical Product Development and medical services provider Omnicare were hurt by the loss of major contracts and lower-than-expected earnings. Pepsi Bottling Group undermined results in the consumer staples sector when earnings came in lower than anticipated. Finally, declining commodity prices and unusually warm winter weather in many parts of the United States hurt returns of stocks comprising the energy sector.

What is the fund's current strategy?

Although we have maintained the fund's sector-neutral allocation strategy, we have identified a number of trends within certain industry groups that we believe may send stock prices of individual companies higher. These trends include the impending retirement of the baby boom generation, the need for construction materials to build and maintain the nation's infrastructure, strong federal spending on aerospace and defense, the need for new power plants and transmission lines, and growth in the delivery of broadband-intensive applications on the Internet. In our judgment, long-term secular trends such as these may fuel the growth of midcap companies. In addition, midcap businesses rank among the main candidates for purchase by larger enterprises in an environment that we expect to be characterized by additional M&A activity.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market. Index return does not reflect the fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

Dwight E. Cowden, Portfolio Manager

How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 8.50%, and its Investor shares produced a total return of 8.38%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index (the "Index"), produced a total return of 10.46% for the same period.[2]

As they have for some time, small-cap stocks continued to produce generally higher returns than their large-cap counterparts during the reporting period. Investors responded positively to moderate economic growth, subdued inflation, steady interest rates and rising corporate earnings. The fund achieved lower returns than the Index, primarily due to disappointing returns from consumer-oriented stocks early in the reporting period.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $3 billion at the time of purchase. We choose growth and value stocks using a disciplined process that combines computer modeling, fundamental analysis and risk management. We use a computer model to rank stocks within an industry or sector based on valuation, earnings growth and the company's financial profile. We examine the fundamentals of the higher-ranked securities, and we select those we believe to be the most attractive. We use portfolio construction techniques to manage sector and industry risks, and we attempt to keep those risks at levels that are similar to those of the Index.

What other factors influenced the fund's performance?

Small-cap stocks posted relatively strong returns over the reporting period, achieving gains in every market sector of the Index. As previous concerns over higher inflation and volatile energy prices began to ease, investors looked forward to more moderate economic growth and stable interest rates. In addition, small-cap stocks benefited from ample global liquidity as risk-tolerant investors sought high returns. Other positive factors included rising mergers-and-acquisitions ("M&A") activity, including several large leveraged buyouts, and persistently low yields on 10-year U.S. Treasury securities, which helped keep borrowing costs affordable.

Small-cap stocks achieved some of their stronger gains in the materials and industrials sectors, as robust global demand and lower raw materials costs boosted earnings. Particularly strong contributions to the fund's performance came from chemical producers Terra Industries and Nalco Holding. Terra Industries, a fertilizer producer, benefited from strong sales and profit growth arising from above-average corn planting, price increases and falling natural gas costs. Nalco's stock price appreciated as investors gained greater confidence in management's ability to cut costs while realigning the sales force to improve organic growth. Among steel producers, global industry consolidation and price increases helped boost returns from RTI International and AK Steel.

The fund also derived competitive results from the utilities sector. Electricity generator Dynegy Cl A. benefited from M&A activity within its industry as well as the sale of non-strategic assets. Management continued to rationalize the company's portfolio of power plants, alleviating investor concerns regarding the company's balance sheet.

On the other hand, the fund's relative returns fell short of the Index in the health care sector, where disappointing stock selections in the biotechnology industry weighed on performance. Foxhollow Technologies reported a slowdown in sales of its leading product for arterial plaque removal. Panacos Pharmaceuticals announced delays in the launch of a key drug. Finally, Advanced Medical Optics was hurt by lower-than-expected laser vision sales and subdued forward earnings guidance. As a result, we sold our positions of these companies throughout the reporting period.

In the consumer discretionary sector, retailers encountered difficulties due to weather-related issues and slower holiday spending. Coldwater Creek, one of the fund's larger holdings, suffered from disappointing same-store sales and increased inventories as warm weather held back shopping for winter-related merchandise. Bebe Stores suffered from similar problems, resulting in weaker-than-expected sales and increased markdowns. Nutrisystems announced higher marketing costs and a disappointing outlook for Internet sales of its products.

Finally, results from the financials sector were hurt by the fund's relatively light exposure to real estate investment trusts (REITs). Surprisingly strong gains in the office and entertainment areas of the REIT sub-sector outpaced the fund's overweight positions in lodging-related companies.

What is the fund's current strategy?

We have continued to employ our longstanding investment approach, which combines quantitative screens with fundamental analysis to find what we believe are opportunities for growth. While our sector-neutral risk management strategy has remained intact, our "bottom-up" process has identified a greater number of opportunities in the consumer discretionary sector, where lagging performance over the reporting period has, in our view, created more attractive risk/reward profiles for many companies. Conversely, we have found fewer stocks meeting our criteria in the materials sector due to strong recent performance and typical seasonal weakness. We also have continued to focus on several investment themes — healthy living, consolidating industries, internet growth beneficiaries and global growth — that we believe will help propel the growth of certain companies and industries.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance. The Index does not take into account fees and expenses to which the fund is subject.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry and Remi J. Browne,
Portfolio Managers

How did Mellon International Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 10.16%, and its Investor shares produced a total return of 10.02%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 12.17% for the same period.[2]

In an environment of strong global economic growth and favorable business dynamics, international stock markets continued to gain value throughout the reporting period. Although the fund was able to participate in the global markets' rise to a degree, its returns lagged the benchmark, primarily due to an overweight position in Japanese financial and consumer-related stocks, which suffered during the reporting period due to the region's slower-than-expected economic recovery.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers.

Since June 30, 2005, the fund generally invests most of its cash inflows (purchases of fund shares and reinvested distributions) in accordance with a core investment style under the direction of the fund's co-primary portfolio manager, Remi J. Browne. The fund's portfolio as of June 30, 2005, will continue to be managed in accordance with the value-oriented investment style under the direction of the fund's other co-primary portfolio manager, D. Kirk Henry. The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% and 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such assets, the fund may take advantage of investment opportunities in international markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style is invested in equity securities of companies located in the foreign countries represented in the Index and Canada.

The fund will continue to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach, which emphasizes individual stock selection. The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

The fund's investment approach for the portion of the fund using the value-oriented investment style is research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

During the reporting period, international equity markets posted generally strong gains fueled by corporate restructuring and mergers-and-acquisitions activities throughout much of Europe. High levels of business confidence, positive earnings announcements and favorable economic growth forecasts in most countries also supported stock prices. Even a modest global stock market correction during the summer had little effect as international stocks quickly recovered and generally continued to gain value through the balance of the reporting period.

While the fund also benefited from these conditions, its lagging relative performance can be attributed primarily to its overweight position in Japan, where we emphasized companies that were closely tied to the domestic economy, which has not yet accelerated. In addition, two Japanese consumer lenders, Takefuji and Aiful, fell sharply following the adoption of new government regulations designed to lower the debt burden of lower income borrowers. Japan's domestic economy remains in a recovery phase, but it has been slow to gain momentum. Financial and consumer-related stocks also fell in this environment, including shares of Dentsu Corporation, a large advertising firm. In addition, the fund's limited exposure to a number of Japanese auto and technology exporters that performed well also hurt its relative performance.

The fund enjoyed better results in Europe, where aggressive corporate restructuring efforts, strong export activities and improving domestic economic conditions bolstered a number of the fund's German holdings. Notable performers included E.On AG., one of the country's top electricity suppliers; Siemens AG, the electronics and electrical engineering giant; and Deutsche Post, whose DHL arm has expanded to become well positioned in Asia and Russia. In the United Kingdom, the fund benefited from its overweight positions in Centrica, the private gas supplier and distributor, and Smiths Group, the industrial giant whose stock price rose sharply on news of a buyout of its aerospace division from General Electric. Also in the U.K., wireless carrier Vodafone Group flourished during the fourth quarter of 2006 as part of an industry-wide rebound in the telecommunications services sector.

What is the fund's current strategy?

As of the end of the reporting period, we have found a number of investment opportunities in the health care, energy and consumer discretionary areas, where we believe stock prices have fallen to more attractive valuations. On the other hand, we are seeing fewer opportunities in the utilities industry, where valuations appear too high to meet our investment criteria. In our judgment, the fund remains well positioned to potentially capture value-oriented opportunities in international markets.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC.— Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. Index return does not reflect fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry and Daniel B. LeVan,
Portfolio Managers

How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 14.67%, and the fund's Investor shares produced a total return of 14.52%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets (Free) Index (the "Index"), the fund's benchmark, provided a total return of 16.61% for the same period.[2]

We attribute the emerging markets' strong performance to growing global demand for the natural resources produced by many developing nations. The fund's returns fell short of the benchmark, primarily due to its lack of exposure to better-performing companies in China, India and Brazil.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets.

The fund invests most of its cash inflows received since June 30, 2005, in accordance with a core investment style. The fund's portfolio as of June 30, 2005, was invested in companies the investment adviser considered to be "value" companies. Pursuant to the core investment style, under normal circumstances, at least 80% of the fund's cash inflows allocated to this style are invested in equity securities of companies located in the foreign countries represented in the Index.

The allocation of cash inflows and outflows will be at the discretion of the investment adviser depending on the circumstances; however, under normal circumstances, generally between 90% and 100% of cash inflows will be allocated to the core investment style. We believe that by implementing a core investment style with respect to such assets, the fund may take advantage of investment opportunities in emerging markets that may not fall within the value-oriented investment style previously employed for the fund's entire portfolio.

The fund will continue to invest in stocks that appear to be undervalued (as measured by their price/earnings ratios), but stocks purchased pursuant to the core investment style may have value and/or growth characteristics. The core investment style portfolio manager employs a "bottom-up" investment approach, which emphasizes individual stock selection. The core investment style stock selection process is designed to produce a diversified portfolio that, relative to the Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

When choosing stocks for the portion of the fund using the value-oriented investment style, we use a research-driven and risk-averse approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors: value, business health and business momentum.

What other factors influenced the fund's performance?

The emerging markets continued to post strong gains during the reporting period in a decidedly upbeat global economic environment. Rich in iron ore, oil, copper and other natural resources, many emerging markets' countries continued to benefit from rising global demand for the commodities and construction materials needed to build the world's industrial infrastructures.

While the fund participated in the market's gains to a substantial degree, it modestly underperformed its benchmark due to its limited exposure to stocks in China, India and Brazil that we deemed too richly valued. For example, in China, the fund's relatively light exposure to financial services companies hindered returns during a period of increased consumer lending. In India, a lack of exposure to industrial firms and software developers detracted from performance. In Brazil, an underweight position in Companhia Vale do Rio Doce (CVRD), the world's largest iron ore miner, held back returns, as did relatively heavy exposure to integrated oil and gas producer Petrobras, which fell sharply when oil prices retreated.

The fund achieved better success with its holdings in the Philippines, Malaysia and Russia. The Philippines benefited from strong intra-Asian trade as well as lower prices for imported oil. In addition, utility Manila Electric advanced during the reporting period on the heels of governmental reforms that could allow it to pass higher costs along to consumers. In Malaysia, the recent passage of the "Ninth Malaysian Plan," a comprehensive expansion of government investment in various infrastructure projects and public works, helped fuel gains in Sime Darby, an industrial conglomerate, and Gamuda, a large construction firm. Significantly underweight exposure to stocks in Russia also benefited the fund, including relatively light holdings of oil and gas companies hurt by falling commodity prices.

What is the fund's current strategy?

As of the end of the reporting period, we have found what we believe to be attractive investment opportunities in Taiwan and South Korea. Conversely, we have identified fewer opportunities in Russia and China. On a sector basis, we have favored stocks of consumer discretionary companies and utilities over shares of companies in the materials and energy sectors.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (Free) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. Index return does not reflect fees and expenses associated with operating a mutual fund.*



DISCUSSION OF FUND PERFORMANCE

Sean P. Fitzgibbon and John F. Flahive,
Portfolio Managers

Note to Shareholders: On February 23, 2007, Sean Fitzgibbon replaced Michael Wiener as the primary portfolio manager of the fund's equity portfolio.

How did Mellon Balanced Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares produced a total return of 6.83%, while its Investor shares produced a total return of 6.76%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 6.82% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 8.93% and 3.66%, respectively, for the same period.

Stocks and bonds were driven higher during the reporting period by moderating U.S. economic growth, diminishing inflationary pressures, stable short-term interest rates and robust corporate earnings. As a result, the fund produced returns that were in line with the blended benchmark index.

What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund (collectively, the "Mellon Funds"). The fund has established target allocations of 60% to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of the Mellon Funds are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

In the fund's equity portfolio, individual stocks are chosen using a computer model, fundamental analysis and risk management techniques. Our computer model identifies and ranks stocks within each industry or sector based on value, earnings growth and the financial health of the company.

In the fund's fixed-income portfolio, investments in debt securities must be of investment-grade quality at the time of purchase[3] or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

What other factors influenced the fund's performance?

Investors' concerns regarding robust economic growth, intensifying inflationary pressures and rising interest rates began to subside early in the reporting period as housing markets cooled and energy prices fell. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when it refrained from raising short-term interest rates after more than two years of rate hikes. These factors, together with expectations of an economic "soft landing" and strong corporate earnings, helped fuel rallies in U.S. stock and bond markets through the end of February, when turbulence in the Chinese equity markets triggered a global market correction.

Among equities, the fund produced some of its greater gains during the reporting period in the basic materials sector, where top performers included Freeport-

McMoRan Copper & Gold, industrial gas producer Air Products and Chemical, Inc. and nickel mining company Inco. In the telecommunications services sector, gains in Sprint Nextel enabled the fund to roughly match the benchmark's strong returns from the sector. The fund also derived robust gains from consumer discretionary holdings Harley-Davidson, residential homebuilder D. R. Horton and automobile products producer Harman International Industries. Some of the fund's utilities stocks, such as Dynegy Cl A., benefited from an increase in private equity investment in the sector. The fund delivered positive relative performance in the financial services area through holdings such as Goldman Sachs Group, Lehman Brothers Holdings and JPMorgan Chase & Co.

On the negative side, health care and technology holdings detracted from the fund's relative performance. Biotechnology giant Amgen was hurt by concerns regarding competitive issues and government reimbursement rates. In the technology area, the fund's performance was hurt by significant exposure to Motorola, which dropped sharply when the company lost ground in the cellular handset market.

The fund's fixed-income component benefited from a relatively short average duration during temporary market weakness early in the reporting period. We subsequently shifted to a more neutral posture as inflation concerns eased, enabling the fund to participate more fully in the ensuing rally. The fund also benefited from its holdings of investment-grade corporate bonds, where we focused primarily on credits with short maturities that tend to be less sensitive to adverse developments. Because we regarded most bond market sectors as neither over- nor undervalued, we generally maintained a sector allocation strategy that was similar to that of the benchmark.

What is the fund's current strategy?

In the fund's equity portfolio, we have maintained slightly heavier-than-average exposure to technology companies in light of what we believe are attractive valuations, favorable product cycles and rising corporate spending. A slightly overweight position in the health care sector reflects our positive view of the area's prospects as the U.S. population ages. We also see strong business fundamentals for drillers and oilfield services companies in the energy area. We have slightly reduced the fund's consumer discretionary exposure due to the potential for weaker consumer spending amid rising mortgage defaults. The fund also holds mildly underweight exposure to the telecommunications services sector, where the competitive landscape appears uncertain.

Among bonds, we have emphasized broad diversification, and we have maintained the fund's average duration and sector allocations in the neutral range. We believe these are prudent strategies until we see clearer signs of the economy's health and the direction of Fed policy.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The indices returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon equity fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.12	$ 5.41	–
Ending value (after expenses)	$1,078.10	$1,076.60	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.16	$ 5.44	–
Ending value (after expenses)	$1,073.30	$1,071.70	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.71	$ 6.02	$9.92
Ending value (after expenses)	$1,111.60	$1,109.80	$1,106.20
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.22	$ 6.51	–
Ending value (after expenses)	$1,085.00	$1,083.80	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.63	$ 6.93	–
Ending value (after expenses)	$1,101.60	$1,100.20	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.98	$ 9.31	–
Ending value (after expenses)	$1,146.70	$1,145.20	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 2.97	$ 4.26	–
Ending value (after expenses)	$1,068.30	$1,067.60	–

† *Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .81% for Class M and 1.06% for Investor Shares, Mellon Mid Cap Stock Fund .90% for Class M, 1.15% for Investor Shares and 1.90% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.01% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.08% for Class M and 1.33% for Investor Shares, Mellon Emerging Markets Fund 1.50% for Class M and 1.75% for Investor Shares and Mellon Balanced Fund .58% for Class M and .83% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon Large Cap Stock Fund			
Expenses paid per $1,000†	$ 4.01	$ 5.26	–
Ending value (after expenses)	$1,020.83	$1,019.59	–
Mellon Income Stock Fund			
Expenses paid per $1,000†	$ 4.06	$ 5.31	–
Ending value (after expenses)	$1,020.78	$1,019.54	–
Mellon Mid Cap Stock Fund			
Expenses paid per $1,000†	$ 4.51	$ 5.76	$ 9.49
Ending value (after expenses)	$1,020.33	$1,019.09	$1,015.37
Mellon Small Cap Stock Fund			
Expenses paid per $1,000†	$ 5.06	$ 6.31	–
Ending value (after expenses)	$1,019.79	$1,018.55	–
Mellon International Fund			
Expenses paid per $1,000†	$ 5.41	$ 6.66	–
Ending value (after expenses)	$1,019.44	$1,018.20	–
Mellon Emerging Markets Fund			
Expenses paid per $1,000†	$ 7.50	$ 8.75	–
Ending value (after expenses)	$1,017.36	$1,016.12	–
Mellon Balanced Fund			
Expenses paid per $1,000†	$ 2.91	$ 4.16	–
Ending value (after expenses)	$1,021.92	$1,020.68	–

† *Expenses are equal to the Mellon Large Cap Stock Fund's annualized expense ratio of .80% for Class M and 1.05% for Investor Shares, Mellon Income Stock Fund .81% for Class M and 1.06% for Investor Shares, Mellon Mid Cap Stock Fund .90% for Class M, 1.15% for Investor Shares and 1.90% for Dreyfus Premier Shares, Mellon Small Cap Stock Fund 1.01% for Class M and 1.26% for Investor Shares, Mellon International Fund 1.08% for Class M and 1.33% for Investor Shares, Mellon Emerging Markets Fund 1.50% for Class M and 1.75% for Investor Shares and Mellon Balanced Fund .58% for Class M and .83% for Investor Shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Large Cap Stock Fund

Common Stocks—98.6%	Shares	Value ($)
Capital Goods—2.9%		
Eaton	260,360	21,091,764
Johnson Controls	130,590	12,249,342
L-3 Communications Holdings	252,450	21,988,395
		55,329,501
Consumer Discretionary—19.4%		
Altria Group	731,340	61,637,335
Coach	223,150 [a]	10,532,680
Emerson Electric	215,350	9,279,432
Family Dollar Stores	342,500	9,922,225
Kroger	954,150	24,493,030
McDonald's	424,150	18,543,838
News, Cl. B	1,509,340	35,982,666
NIKE, Cl. B	157,000	16,401,790
Omnicom Group	183,600	19,022,796
PepsiCo	412,017	26,018,874
Procter & Gamble	673,643	42,769,594
Ross Stores	294,610	9,654,370
Starwood Hotels & Resorts Worldwide	292,300	19,233,340
Target	329,550	20,277,211
TJX Cos.	512,320	14,088,800
US Airways Group	184,140 [a]	9,628,681
Wal-Mart Stores	414,994	20,044,210
		367,530,872
Energy—13.0%		
Chesapeake Energy	569,790	17,372,897
Chevron	203,910	13,990,265
ConocoPhillips	624,370	40,846,285
Devon Energy	2	131
ENSCO International	388,640	19,474,750
Exxon Mobil	588,930	42,214,502
Hess	278,890	14,795,115
Marathon Oil	174,890	15,869,519
National Oilwell Varco	300,040 [a]	20,894,786
Sempra Energy	692,400	41,578,620
XTO Energy	384,860	19,881,868
		246,918,738
Financial—21.0%		
Allstate	183,540	11,023,412
Ambac Financial Group	211,610	18,545,500
American International Group	562,360	37,734,356
Bank of America	492,565	25,056,781
Bear Stearns Cos.	52,560	8,001,734
CIGNA	113,790	16,215,075
CIT Group	345,000	19,482,150
Citigroup	627,859	31,644,094
E*TRADE FINANCIAL	519,890 [a]	12,004,260
Franklin Resources	101,440	11,908,042
Goldman Sachs Group	140,310	28,286,496
Hartford Financial Services Group	191,360	18,095,002
JPMorgan Chase & Co.	841,346	41,562,492
Lehman Brothers Holdings	211,940	15,535,202
Simon Property Group	135,800	15,310,092
Travelers	487,050	24,722,658
U.S. Bancorp	3	107
Wachovia	631,050	34,941,238
Wells Fargo & Co.	765,580	26,565,626
		396,634,317
Health Care—12.0%		
AmerisourceBergen	363,450	19,142,911
Amgen	362,610 [a]	23,301,319
Baxter International	391,790	19,593,418
Becton, Dickinson & Co.	139,150	10,574,008
Medtronic	335,300	16,885,708
Pfizer	1,388,410	34,654,714
Sanofi-Aventis, ADR	395,890	16,789,695
Schering-Plough	1,250,570	29,363,384
Thermo Fisher Scientific	411,360 [a]	18,622,267
WellPoint	288,680 [a]	22,918,305
Zimmer Holdings	179,170 [a]	15,109,406
		226,955,135
Industrial—10.3%		
Air Products & Chemicals	321,820	24,078,572
Allegheny Technologies	181,010	18,544,475
Cia Vale do Rio Doce (CVRD), ADR	515,180	17,577,942

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Cooper Industries, Cl. A	103,900		9,531,786
General Electric	1,404,766		49,054,429
Goodrich	260,040		12,754,962
Textron	201,500		18,596,435
Tyco International	951,350		29,330,120
United Technologies	158,890		10,427,951
WESCO International	74,600	a	4,978,058
			194,874,730
Information Technology—15.9%			
Accenture, Cl. A	255,750		9,130,275
Apple Computer	240,270	a	20,329,245
Broadcom, Cl. A	430,310	a	14,669,268
Cisco Systems	1,553,084	a	40,286,999
Cognizant Technology Solutions, Cl. A	132,570	a	11,957,814
Google, Cl. A	69,000	a	31,012,050
Hewlett-Packard	788,810		31,063,338
International Business Machines	400,000		37,204,000
Microsoft	1,522,946		42,901,389
National Semiconductor	723,600		18,538,632
QUALCOMM	635,860		25,612,441
Texas Instruments	629,070		19,476,007
			302,181,458
Technology—1.5%			
Amphenol, Cl. A	152,660		9,852,676
Oracle	1,077,660	a	17,705,954
			27,558,630
Telecommunication Services—1.5%			
AT & T	795,729		29,282,827
Sprint Nextel	2		39
			29,282,866
Utilities—1.1%			
Exelon	328,240		**21,640,863**
Total Common Stocks (cost $1,470,153,852)			**1,868,907,110**

Other Investment—1.5%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $27,781,000)	27,781,000	b	**27,781,000**

Total Investments (cost $1,497,934,852)	**100.1%**	**1,896,688,110**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,554,035)**
Net Assets	**100.0%**	**1,895,134,075**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
Financial	21.0
Consumer Discretionary	19.4
Information Technology	15.9
Energy	13.0
Health Care	12.0
Industrial	10.3
Capital Goods	2.9
Money Market Investment	1.5
Telecommunication Services	1.5
Technology	1.5
Utilities	1.1
	100.1

† *Based on net assets.*

See notes to financial statements.

Mellon Income Stock Fund

Common Stocks—99.5%	Shares		Value ($)
Banks—8.3%			
Freddie Mac	114,100		7,322,938
SunTrust Banks	40,500		3,414,555
U.S. Bancorp	97,006		3,459,234
Wachovia	151,190		8,371,390
Washington Mutual	117,200	a	5,048,976
Wells Fargo & Co.	234,200		8,126,740
			35,743,833
Consumer Discretionary—7.8%			
Cadbury Schweppes, ADR	76,740		3,302,122
CBS, Cl. B	86,300		2,619,205
Federated Department Stores	79,200		3,537,072
Home Depot	79,400		3,144,240
McDonald's	90,100		3,939,172
News, Cl. A	374,900		8,446,497
Omnicom Group	41,730		4,323,645
PMI Group	47,280		2,216,014
TJX Cos.	80,860		2,223,650
			33,751,617
Consumer Staples—9.4%			
Altria Group	157,090		13,239,545
Clorox	67,830		4,297,709
Coca-Cola	70,440		3,288,139
Colgate-Palmolive	64,990		4,377,726
Procter & Gamble	169,720		10,775,523
SUPERVALU	117,840		4,355,366
			40,334,008
Energy—11.8%			
Chevron	157,166		10,783,159
ConocoPhillips	99,640		6,518,449
EOG Resources	32,800		2,221,872
Exxon Mobil	266,276		19,086,664
Marathon Oil	24,110		2,187,741
NRG Energy	89,070	b	5,899,997
Occidental Petroleum	86,220		3,981,640
			50,679,522
Financial—23.2%			
Accenture, Cl. A	87,000		3,105,900
American International Group	64,070		4,299,097
Bank of America	248,188		12,625,324
Bank of New York	60,000		2,437,200

	Shares		Value ($)
Financial (continued)			
Capital One Financial	66,197		5,102,465
Chubb	44,580		2,275,809
Citigroup	393,775		19,846,260
Fidelity National Financial, Cl. A	89,870		2,156,880
Goldman Sachs Group	11,030		2,223,648
JPMorgan Chase & Co.	279,599		13,812,191
Lincoln National	94,310		6,427,226
Merrill Lynch & Co.	39,760		3,327,117
Morgan Stanley	64,420		4,826,346
PNC Financial Services Group	30,280		2,219,827
ProLogis	89,600		5,925,248
Prudential Financial	24,610		2,238,033
Simon Property Group	25,860		2,915,456
Travelers Cos.	86,451		4,388,253
			100,152,280
Health Care—9.5%			
Abbott Laboratories	186,420		10,182,260
Baxter International	66,230		3,312,162
Bristol-Myers Squibb	184,800		4,876,872
Eli Lilly & Co.	102,570		5,399,285
Merck & Co.	102,840		4,541,414
Pfizer	343,458		8,572,712
Wyeth	87,789		4,294,638
			41,179,343
Industrial—9.0%			
3M	56,000		4,148,480
Eaton	26,650		2,158,916
Emerson Electric	55,000		2,369,950
General Electric	248,692		8,684,325
Honeywell International	80,200		3,724,488
Johnson Controls	33,580		3,149,804
Lockheed Martin	32,810		3,191,757
Raytheon (warrants 6/16/2011)	299	b	5,346
Textron	27,100		2,501,059
United Technologies	67,696		4,442,888
Waste Management	126,100		4,293,705
			38,670,718
Information Technology—6.0%			
Automatic Data Processing	87,260		4,344,675
Cisco Systems	162,140	b	4,205,912
Hewlett-Packard	136,170		5,362,375

Mellon Income Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
International Business Machines	22,550	2,097,376
Lucent Technologies (warrants 12/10/2007)	2,788 [b]	488
Microchip Technology	96,100 [a]	3,421,160
Microsoft	151,160	4,258,177
QUALCOMM	57,000	2,295,960
		25,986,123
Materials—2.3%		
Air Products & Chemicals	33,360	2,495,995
E.I. du Pont de Nemours & Co.	43,530	2,209,148
Monsanto	28,500	1,501,665
Temple-Inland	61,820	3,696,836
		9,903,644
Telecommunication Services—7.1%		
Alltel	30,450	1,844,966
AT & T	539,595	19,857,096
Verizon Communications	202,251	7,570,255
Windstream	88,452	1,331,203
		30,603,520
Utilities—5.1%		
Dominion Resources/VA	41,200	3,523,836
Entergy	44,450	4,387,215
Exelon	74,540	4,914,422
Utilities (continued)		
FPL Group	82,200	4,855,554
PPL	115,040	4,373,821
		22,054,848
Total Common Stocks (cost $343,625,477)		**429,059,456**

Other Investment—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,575,000)	5,575,000 [c]	**5,575,000**

Investment of Cash Collateral for Securities Loaned—.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,138,000)	3,138,000 [c]	**3,138,000**

Total Investments (cost $352,338,477)	**101.5%**	**437,772,456**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(6,362,667)**
Net Assets	**100.0%**	**431,409,789**

ADR—American Depository Receipts

[a] *All or a portion of these securities are on loan. At February 28,2007, the total market value of the fund's securities on loan is $3,062,616 and the total market value of the collateral held by the fund is $3,138,000.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
Financial	23.2
Energy	11.8
Health Care	9.5
Consumer Staples	9.4
Industrial	9.0
Banks	8.3
Consumer Discretionary	7.8
Telecommunication Services	7.1
Information Technology	6.0
Utilities	5.1
Materials	2.3
Money Market Investments	2.0
	101.5

† *Based on net assets.*

See notes to financial statements.

Mellon Mid Cap Stock Fund

Common Stocks—98.9%	Shares	Value ($)
Consumer Discretionary—16.8%		
Abercrombie & Fitch, Cl. A	237,400	18,557,558
Advance Auto Parts	372,400	14,020,860
bebe Stores	410,400	7,543,152
Children's Place Retail Stores	467,600 [a]	25,465,496
Coldwater Creek	481,850 [a]	8,866,040
D.R. Horton	562,740	14,276,714
Dick's Sporting Goods	227,140 [a]	11,888,508
Dollar Tree Stores	237,500 [a]	8,101,125
Domino's Pizza	40,400	1,246,744
Focus Media Holding, ADR	110,800 [a]	8,875,080
Gentex	674,500	11,270,895
Hansen Natural	214,100 [a]	7,493,500
Harman International Industries	109,000	10,808,440
Hilton Hotels	448,440	15,829,932
ITT Educational Services	184,800 [a]	14,780,304
Life Time Fitness	154,000 [a]	7,361,200
NutriSystem	164,800 [a,b]	7,440,720
Penn National Gaming	187,200 [a]	8,729,136
Regis	218,700	9,202,896
Ruby Tuesday	247,300	7,245,890
Scientific Games, Cl. A	370,700 [a]	12,121,890
Sotheby's, Cl. A	356,800	12,973,248
Thor Industries	243,090	10,170,886
Urban Outfitters	564,570 [a]	14,012,627
Virgin Media	298,400	7,821,064
VistaPrint	158,200 [a]	5,888,204
		281,992,109
Consumer Staples—1.4%		
Performance Food Group	320,500 [a]	9,445,135
Smithfield Foods	456,400 [a]	13,331,444
		22,776,579
Energy—7.7%		
Cameron International	338,800 [a]	19,206,572
Consol Energy	219,100 [b]	7,815,297
Denbury Resources	462,600 [a]	13,341,384
FMC Technologies	215,800 [a]	14,195,324
Grant Prideco	193,900 [a]	8,417,199
Newfield Exploration	355,860 [a]	15,380,269
Quicksilver Resources	89,400 [a]	3,448,158
Range Resources	265,900	8,490,187
Smith International	207,440	8,505,040
Energy (continued)		
Southwestern Energy	343,500 [a]	13,396,500
Superior Energy Services	261,500 [a]	8,014,975
Tesoro	98,300	8,959,062
		129,169,967
Financial—16.4%		
AllianceBernstein Holding, LP	112,100	9,618,180
Allied World Assurance Holdings	232,800	9,705,432
AMB Property	227,900	13,395,962
AmeriCredit	346,500 [a]	8,461,530
Arthur J. Gallagher & Co.	315,500	9,032,765
Axis Capital Holdings	147,000	4,970,070
City National/Beverly Hills, CA	174,700	12,609,846
Compass Bancshares	96,300	6,645,663
Cullen/Frost Bankers	172,100	9,307,168
Developers Diversified Realty	195,740	12,832,714
Eaton Vance	384,200	13,327,898
FelCor Lodging Trust	386,700	9,118,386
Huntington Bancshares/OH	373,300	8,641,895
IntercontinentalExchange	104,600 [a]	15,778,910
Jefferies Group	281,600	7,617,280
Lazard, Cl. A	262,800	13,531,572
Nasdaq Stock Market	179,000 [a]	5,357,470
People's Bank	214,300	9,512,777
Radian Group	114,346	6,569,178
Rayonier	303,986	13,576,015
SL Green Realty	69,400	10,122,684
Sunstone Hotel Investors	301,460	8,543,376
Taubman Centers	172,470	10,256,791
TCF Financial	438,100	11,583,364
TD Ameritrade Holding	291,700	4,667,200
W.R. Berkley	551,050	17,964,230
Webster Financial	243,500	12,026,465
		274,774,821
Health Care—10.7%		
Barr Pharmaceuticals	153,800 [a]	8,151,400
C.R. Bard	98,570	7,865,886
Cephalon	203,800 [a]	14,486,104
Community Health Systems	320,400 [a]	11,934,900
Cytyc	434,900 [a]	13,177,470
Dentsply International	229,600	7,241,584
Health Management Associates, Cl. A	411,700	8,217,532

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Health Net	354,200 [a]	18,939,074
Henry Schein	272,100 [a]	14,195,457
Hologic	156,400 [a]	8,609,820
MGI Pharma	191,700 [a]	4,067,874
Omnicare	526,800	21,883,272
Pharmaceutical Product Development	393,000	12,493,470
Varian Medical Systems	370,310 [a]	17,015,745
Vertex Pharmaceuticals	378,771 [a]	11,624,482
		179,904,070
Industrial—16.7%		
Aircastle	220,000	7,574,600
AMETEK	404,450	13,832,190
Canadian Pacific Railway	146,200	7,808,542
Chicago Bridge & Iron (NY Shares)	264,200	7,854,666
Cintas	156,900	6,335,622
Corrections Corp. of America	177,500 [a]	9,293,900
DRS Technologies	233,600	12,378,464
Dun & Bradstreet	135,200	11,935,456
Equifax	205,300	7,949,216
Expeditors International Washington	513,000	23,008,050
Goodrich	234,600	11,507,130
Jacobs Engineering Group	188,700 [a]	17,047,158
Joy Global	185,275	8,215,094
Kansas City Southern	269,900 [a]	8,647,596
L-3 Communications Holdings	100,600	8,762,260
Manpower	221,300	16,442,590
NCI Building Systems	149,000 [a]	8,320,160
Oshkosh Truck	236,300	12,677,495
Precision Castparts	326,000	29,656,220
Republic Services	431,320	18,145,632
Robert Half International	194,600	7,603,022
Shaw Group	215,800 [a]	6,642,324
Textron	97,100	8,961,359
WESCO International	123,900 [a]	8,267,847
		278,866,593
Information Technology—15.1%		
Activision	681,700 [a]	11,398,024
Akamai Technologies	169,600 [a]	8,746,272
Alliance Data Systems	204,800 [a]	12,236,800
Amdocs	193,100 [a]	6,683,191
Information Technology (continued)		
Amphenol, Cl. A	276,060	17,816,912
Avnet	185,900 [a]	6,798,363
CheckFree	66,000 [a]	2,502,720
Citrix Systems	130,700 [a]	4,208,540
Cognizant Technology Solutions, Cl. A	104,200 [a]	9,398,840
Comtech Telecommunications	212,120 [a]	7,286,322
Digital River	164,600 [a]	9,117,194
F5 Networks	143,200 [a]	10,399,184
FactSet Research Systems	97,920	5,959,411
Fairchild Semiconductor International	380,900 [a]	7,126,639
Fortress Investment Group	5,000	151,000
Harris	155,800	7,646,664
Integrated Device Technology	690,200 [a]	11,195,044
Intersil, Cl. A	529,800	14,013,210
Lam Research	226,500 [a]	10,115,490
Macrovision	236,500 [a]	5,834,455
ManTech International, Cl. A	237,100 [a]	8,168,095
McAfee	549,800 [a]	16,559,976
MEMC Electronic Materials	312,700 [a]	16,125,939
Microchip Technology	563,800	20,071,280
Polycom	343,600 [a]	10,960,840
Synopsys	456,000 [a]	11,664,480
		252,184,885
Materials—5.7%		
Albemarle	155,100	12,694,935
Allegheny Technologies	124,300	12,734,535
Ashland	116,800	7,659,744
Florida Rock Industries	88,100	5,936,178
Freeport-McMoRan Copper & Gold, Cl. B	91,500	5,253,015
IPSCO	81,400	8,877,484
Martin Marietta Materials	144,300	18,083,676
RPM International	509,300	11,917,620
Vulcan Materials	111,000	12,930,390
		96,087,577
Telecommunication Services—1.1%		
NII Holdings	154,000 [a]	10,909,360
SBA Communications, Cl. A	272,300 [a]	7,343,931
		18,253,291

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Utilities–7.3%		
Allegheny Energy	171,300 [a]	8,092,212
Alliant Energy	425,500	17,794,410
Aqua America	566,600	12,912,814
DPL	459,800	13,872,166
Dynegy, Cl. A	1,117,300 [a]	9,173,033
Energen	181,900	8,818,512
Northeast Utilities	554,600	16,116,676
OGE Energy	347,800	13,428,558
PPL	224,200	8,524,084
Questar	152,600	12,839,764
		121,572,229
Total Common Stocks (cost $1,379,752,870)		**1,655,582,121**

Other Investment–1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $16,677,000)	16,677,000 [c]	**16,677,000**
Investment of Cash Collateral for Securities Loaned–.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $8,946,720)	8,946,720 [c]	**8,946,720**
Total Investments (cost $1,405,376,590)	**100.4%**	**1,681,205,841**
Liabilities, Less Cash and Receivables	**(.4%)**	**(6,668,636)**
Net Assets	**100.0%**	**1,674,537,205**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $8,801,178 and the total market value of the collateral held by the fund is $8,946,720.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Consumer Discretionary	16.8	Utilities	7.3
Industrial	16.7	Materials	5.7
Financial	16.4	Money Market Investments	1.5
Information Technology	15.1	Consumer Staples	1.4
Health Care	10.7	Telecommunication Services	1.1
Energy	7.7		**100.4**

† *Based on net assets.*

See notes to financial statements.

Mellon Small Cap Stock Fund

Common Stocks—95.9%	Shares		Value ($)
Consumer Discretionary—15.0%			
Charter Communications, Cl. A	1,541,400	a,b	4,639,614
Children's Place Retail Stores	144,800	b	7,885,808
Coldwater Creek	517,325	a,b	9,518,780
Life Time Fitness	159,100	b	7,604,980
Live Nation	223,500	b	5,171,790
Meritage Homes	100,900	b	3,909,875
NutriSystem	99,000	a,b	4,469,850
Penn National Gaming	103,200	b	4,812,216
PEP Boys-Manny Moe & Jack	260,600	a	3,948,090
Phillips-Van Heusen	59,800	a	3,279,432
Regis	117,400		4,940,192
Smith & Wesson Holding	426,100	a,b	5,292,162
Sonic Automotive, Cl. A	183,700	a	5,400,780
Sotheby's, Cl. A	202,900	a	7,377,444
Standard-Pacific	132,300	a	3,377,619
TiVo	883,700	a,b	5,187,319
Tractor Supply	95,200	b	4,871,384
Vail Resorts	101,300	a,b	5,263,548
			96,950,883
Consumer Staples—3.2%			
Briggs & Stratton	159,400	a	4,660,856
Chiquita Brands International	198,900	a	2,884,050
Flowers Foods	57,600	a	1,692,864
Hain Celestial Group	41,500	a,b	1,203,915
Jones Soda	322,800	a,b	3,973,668
Performance Food Group	97,640	a,b	2,877,451
Sanderson Farms	99,000	a	3,202,650
			20,495,454
Energy—5.8%			
Cabot Oil & Gas	62,500		4,222,500
Forest Oil	88,900	b	2,835,910
Helix Energy Solutions Group	87,500	a,b	2,937,375
Input/Output	356,100	a,b	4,832,277
Lone Star Technologies	61,100	b	2,904,083
Massey Energy	113,900		2,763,214
Oceaneering International	158,300	b	6,243,352
St. Mary Land & Exploration	142,890	a	5,145,469
Tetra Technologies	75,600	a,b	1,680,588
Unit	53,830	b	2,634,978
W-H Energy Services	37,700	b	1,583,400
			37,783,146

Common Stocks (continued)	Shares		Value ($)
Financial—18.0%			
Annaly Capital Management	326,200		4,573,324
Apollo Investment	282,043	a	6,396,735
Aspen Insurance Holdings	116,500		3,087,250
Asta Funding	92,800		3,069,824
Boston Private Financial Holdings	220,100		6,349,885
Christopher & Banks	337,200		6,261,804
Downey Financial	85,300	a	5,590,562
East West Bancorp	65,100		2,426,277
Essex Property Trust	27,100		3,763,919
FelCor Lodging Trust	279,520	a	6,591,082
First Midwest Bancorp/IL	81,140	a	3,052,487
FirstFed Financial	87,700	a,b	5,016,440
Innkeepers USA Trust	369,000		6,162,300
International Securities Exchange Holdings, Cl. A	80,100	a	3,704,625
Investment Technology Group	53,500	b	2,189,755
Kilroy Realty	38,400		3,162,240
Knight Capital Group, Cl. A	163,100	a,b	2,578,611
National Financial Partners	96,700		4,463,672
Ohio Casualty	105,000		3,131,100
Philadelphia Consolidated Holding	151,200	b	6,941,592
Prosperity Bancshares	174,700		6,074,319
SVB Financial Group	101,500	b	4,902,450
Umpqua Holdings	207,900	a	5,615,379
Webster Financial	93,400		4,613,026
Whitney Holding	67,400		2,137,928
Zenith National Insurance	108,200		5,209,830
			117,066,416
Health Care—13.2%			
Alpharma, Cl. A	70,800		1,866,288
American Medical Systems Holdings	154,700	a,b	3,146,598
AMERIGROUP	60,800	b	2,011,264
AMN Healthcare Services	247,400	a,b	6,877,720
ARIAD Pharmaceuticals	605,700	a,b	2,925,531
Cooper Cos.	53,400		2,450,526
Digene	63,900	b	3,021,192
Five Star Quality Care	466,900	a,b	5,336,667
Hologic	153,800	b	8,466,690

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
IDEXX Laboratories	32,640	b	2,812,915
Immucor	75,300	b	2,239,422
Merit Medical Systems	1	b	14
MGI Pharma	148,300	b	3,146,926
Par Pharmaceutical Cos.	294,700	b	7,155,316
PDL BioPharma	218,700	a,b	4,174,983
Pediatrix Medical Group	52,140	b	2,820,774
Psychiatric Solutions	180,020	a,b	7,193,599
Regeneron Pharmaceuticals	67,100	b	1,331,264
Respironics	80,290	b	3,289,481
Sierra Health Services	84,100	b	3,125,156
Sirona Dental Systems	128,900		4,797,658
Syneron Medical	158,440	a,b	4,231,932
Thoratec	163,800	b	3,218,671
			85,640,587
Industrial—14.8%			
Acuity Brands	43,100		2,387,740
AGCO	171,000	a,b	6,198,750
American Axle & Manufacturing Holdings	136,200	a	3,340,986
Armor Holdings	101,630	a,b	6,472,815
Baldor Electric	87,900		3,199,560
Corrections Corp. of America	263,250	b	13,783,770
DRS Technologies	58,800	a	3,115,812
General Cable	70,800	b	3,536,460
Genlyte Group	56,000	a,b	3,885,840
Hexcel	147,900	a,b	2,671,074
IDEX	56,220		2,924,002
Kansas City Southern	87,470	a,b	2,802,539
Landstar System	66,400		2,967,416
Manitowoc	90,780		5,328,786
Quanta Services	253,400	a,b	5,876,346
Shaw Group	41,590	b	1,280,140
Superior Industries International	153,900	a	3,301,155
Teledyne Technologies	168,920	b	6,427,406
URS	113,670	b	4,725,262
Wabtec	163,800	a	5,274,360
Waste Connections	43,800	a,b	1,936,836
Watsco	50,990	a	2,568,366
Industrial (continued)			
Watson Wyatt Worldwide, Cl. A	46,200		2,220,834
			96,226,255
Information Technology—15.0%			
ANSYS	82,280	b	4,197,926
Avocent	127,700	a,b	4,064,691
BearingPoint	561,500	a,b	4,492,000
Benchmark Electronics	80,100	b	1,720,548
CommScope	101,010	a,b	3,885,855
ECI Telecommunications	533,500	b	4,278,670
Esterline Technologies	53,260	b	2,179,399
FactSet Research Systems	40,650		2,473,959
FLIR Systems	71,200	a,b	2,474,912
Hyperion Solutions	60,200	b	2,578,968
Informatica	354,800	a,b	4,598,208
Itron	87,200	a,b	5,634,864
j2 Global Communications	117,600	a,b	2,827,104
JDA Software Group	321,600	b	4,778,976
L-1 Identity Solutions	182,900	a,b	2,906,281
Micros Systems	38,000	b	2,118,880
Microsemi	72,430	a,b	1,467,432
Napster	1,408,200	b	5,477,898
Powerwave Technologies	551,200	b	2,932,384
Quality Systems	112,100	a	4,588,253
Rackable Systems	172,100	b	2,996,261
S1	742,900	a,b	3,848,222
Sonus Networks	620,700	a,b	4,773,183
Trimble Navigation	133,000	b	3,519,180
ValueClick	180,800	a,b	4,791,200
Varian Semiconductor Equipment Associates	59,070	a,b	2,822,955
VASCO Data Security International	264,800	a,b	4,657,832
			97,086,041
Materials—4.6%			
AK Steel Holding	126,600	a,b	2,928,258
Carpenter Technology	28,300		3,354,965
Cleveland-Cliffs	42,040	a	2,371,056
Nalco Holding	232,900		5,566,310
RTI International Metals	55,200	a,b	4,762,656
Terra Industries	342,800	a,b	5,981,860

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Materials (continued)			
Texas Industries	61,800	a	4,895,178
			29,860,283
Telecommunication Services—1.9%			
Alaska Communications Systems Group	300,520	a	4,396,608
SBA Communications, Cl. A	299,900	a,b	8,088,303
			12,484,911
Utilities—4.4%			
Dynegy, Cl. A	755,200	b	6,200,192
Energen	87,180		4,226,486
New Jersey Resources	89,200	a	4,405,588
OGE Energy	119,700		4,621,617
UGI	349,600		9,128,056
			28,581,939
Total Common Stocks (cost $545,107,752)			**622,175,915**

Other Investment—3.1%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $20,258,000)	20,258,000	c	**20,258,000**

Investment of Cash Collateral for Securities Loaned—22.6%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $146,271,983)	146,271,983	c	**146,271,983**

Total Investments (cost $711,637,735)	**121.6%**	**788,705,898**
Liabilities, Less Cash and Receivables	**(21.6%)**	**(140,318,266)**
Net Assets	**100.0%**	**648,387,632**

[a] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $140,398,193 and the total market value of the collateral held by the fund is $147,071,194 consisting of cash collateral of $146,271,983 and U.S. Government and agency securities valued at $799,211.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	25.7	Energy	5.8
Financial	18.0	Materials	4.6
Consumer Discretionary	15.0	Utilities	4.4
Information Technology	15.0	Consumer Staples	3.2
Industrial	14.8	Telecommunication Services	1.9
Health Care	13.2		**121.6**

† *Based on net assets.*

See notes to financial statements.

Mellon International Fund

Common Stocks—96.2%	Shares	Value ($)
Australia—3.9%		
Amcor	3,097,187	17,789,595
BHP Billiton	195,600	4,181,092
BlueScope Steel	458,800	3,372,688
Coca-Cola Amatil	623,510	4,062,749
Commonwealth Bank of Australia	79,200	3,117,588
Insurance Australia Group	1,356,543	6,391,545
National Australia Bank	624,712	19,865,619
Pacific Brands	940,500	2,171,188
QBE Insurance Group	283,800	7,155,393
Suncorp-Metway	63,180	1,083,700
Tabcorp Holdings	1,265,973	16,108,981
Telstra	4,764,100	15,990,483
Woolworths	144,000	3,086,047
Zinifex	162,700	2,143,359
		106,520,027
Austria—.2%		
Boehler-Uddeholm	64,200	**4,727,079**
Belgium—1.3%		
AGFA-Gevaert	2,750	61,273
Delhaize Group	21,430	1,785,170
Fortis	468,838	20,172,792
InBev	124,700	8,267,678
KBC Groep	53,000	6,448,631
		36,735,544
Denmark—.4%		
Carlsberg, Cl. B	40,180	4,151,829
Danske Bank	119,100	5,508,407
		9,660,236
Finland—1.9%		
KCI Konecranes	90,300	2,818,437
Kesko, Cl. B	26,900	1,418,673
M-real, Cl. B	723,030	4,917,135
Metso	56,900	2,823,917
Neste Oil	58,600	1,882,517
Nokia	833,020	18,174,763
Nokia, ADR	174,340	3,805,842
Finland (continued)		
Rautaruukki	73,700	3,373,931
UPM-Kymmene	485,336	12,650,317
		51,865,532
France—10.0%		
Air France-KLM	26,500	1,150,039
BNP Paribas	274,319	28,651,389
Bouygues	46,430	3,237,442
Cap Gemini	50,400	3,524,262
Carrefour	154,210	10,299,700
Compagnie Generale de Geophysique-Veritas	10,220 [a]	2,109,445
Compagnie Generale des Etablissements Michelin, Cl. B	870	90,499
Credit Agricole	542,901	21,664,299
France Telecom	1,137,575	30,900,226
Lagardere	172,127	13,229,488
Peugeot	106,671	7,196,545
Rhodia	45,748 [a]	160,402
Sanofi-Aventis	574,355	48,833,044
Societe Generale	69,000	11,625,365
Suez	60,100	2,911,961
Thomson	789,805	14,859,772
Total	577,022	38,951,617
Total, ADR	139,022	9,358,961
Valeo	243,726	11,999,253
Vinci	38,350	5,311,048
Vivendi	217,100	8,574,264
		274,639,021
Germany—7.4%		
Adidas	402,132	19,707,534
Allianz	81,851	17,609,102
Bayerische Motoren Werke	53,380	3,088,522
Beiersdorf	32,800	2,117,373
Deutsche Bank	115,002	15,135,270
Deutsche Post	1,052,210	33,788,186
Deutsche Telekom	1,333,070	23,899,286

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
E.ON	117,692	15,447,254
Hannover Rueckversicherung	357,081 [a]	15,260,260
Heidelberger Druckmaschinen	20,000	857,369
Infineon Technologies	8,210 [a]	126,007
MAN	38,000	4,084,066
Medion	173,510	1,988,086
Merck	25,043	3,131,200
Metro	2,730	188,694
MTU Aero Engines Holding	39,600	2,082,692
Muenchener Rueckversicherungs	29,210	4,654,349
Siemens	324,415	34,192,740
ThyssenKrupp	105,100	5,152,092
		202,510,082
Greece—.9%		
Alpha Bank	93,100	2,870,108
Coca-Cola Hellenic Bottling	60,500	2,340,590
Public Power	752,614	19,457,611
		24,668,309
Hong Kong—1.3%		
BOC Hong Kong Holdings	3,963,000	9,586,431
China Mobile	720,500	6,694,863
CITIC Pacific	1,486,400	4,965,320
Hutchison Whampoa	1,429,500	13,557,307
Johnson Electric Holdings	362,500	263,064
Wharf Holdings	339,500	1,203,623
		36,270,608
Ireland—.7%		
Allied Irish Banks	123,000	3,620,994
Bank of Ireland	365,990	8,343,479
C & C Group	156,600	2,175,573
CRH	113,100	4,716,735
		18,856,781
Italy—4.1%		
Banca Popolare di Milano	210,000	3,259,192
Enel	1,422,450	14,858,734
ENI	737,744	22,596,925
Mediaset	1,907,053	22,153,888
Saras	2,256,519 [a]	12,427,561
UniCredito Italiano	2,417,120	22,386,640
Unipol	4,098,252	15,833,400
		113,516,340
Japan—24.9%		
77 Bank	1,679,500	11,908,730
Aeon	1,381,300	28,834,236
Aiful	285,133	7,759,377
Astellas Pharma	351,200	15,404,420
Canon	293,001	16,021,267
Daiichi Sankyo	68,700	2,212,102
Dainippon Sumitomo Pharma	120,800	1,339,443
Dentsu	8,760	24,431,016
Diamond Lease	44,130	2,178,062
FUJIFILM Holdings	430,200	18,505,962
Funai Electric	136,140	13,150,900
Hino Motors	3,169,900	17,600,881
Honda Motor	239,600	8,950,197
Ibiden	41,100	2,059,776
JS Group	479,800	10,786,123
Kao	405,300	11,851,578
Kenedix	389	2,051,435
Komatsu	290,300	6,464,741
Kubota	270,000	2,685,738
Kuraray	755,600	8,263,228
Lawson	302,100	11,591,244
Mabuchi Motor	47,300	2,946,131
Makita	109,300	4,018,213

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Matsumotokiyoshi	427,552	10,009,035
Meiji Dairies	227,965	1,970,912
Mitsubishi	1,117,100	26,057,012
Mitsubishi Electric	424,000	4,246,271
Mitsubishi Gas Chemical	422,400	4,590,800
Mitsubishi UFJ Financial Group	2,430	29,983,520
Mitsui & Co.	273,000	4,914,346
Mitsui OSK Lines	264,000	2,985,269
Mitsui Trust Holdings	1,052,300	11,748,052
Nichirei	314,000	1,915,977
Nikon	162,000	3,723,981
Nippon Express	4,761,100	30,419,536
Nippon Paper Group	3,928	15,137,697
Nippon Suisan Kaisha	320,900	2,004,184
Nippon Telegraph & Telephone	930	4,935,897
Nissan Motor	2,300,700	26,677,037
NOK	886,800	15,176,590
Nomura Holdings	481,600	10,480,625
ORIX	23,960	6,601,276
Ricoh	956,500	21,179,210
Rinnai	41,400	1,098,635
Rohm	349,100	32,070,289
Sankyo	53,200	2,387,425
Sekisui Chemical	2,276,100	18,793,574
Sekisui House	1,617,500	24,195,859
SFCG	39,413	6,428,658
Shinsei Bank	2,464,200	13,203,489
Sony	37,500	1,955,419
SUMCO	106,100	3,936,438
Sumitomo Metal Industries	1,022,000	5,165,062
Sumitomo Mitsui Financial Group	4,330	42,083,245
Japan (continued)		
Sumitomo Trust & Banking	703,000	7,973,176
Takeda Pharmaceutical	104,000	7,154,532
Takefuji	304,870	11,903,650
TDK	82,700	6,898,365
Teijin	1,223,700	6,660,155
THK	214,800	5,409,711
Tokyo Electric Power	137,200	4,788,810
Tokyo Electron	43,800	3,183,435
Toshiba	270,000	1,706,824
Toyota Motor	169,800	11,508,946
		684,277,724
Netherlands—4.2%		
ABN AMRO Holding	707,621	24,820,076
Aegon	959,730	18,983,791
Akzo Nobel	1,400	86,301
ASML Holding	134,900 [a]	3,321,628
Fugro	38,940	1,822,316
Hagemeyer	22,060 [a]	104,492
ING Groep	247,400	10,563,099
Koninklijke DSM	120,500	5,221,449
Koninklijke Philips Electronics	331,770	12,190,055
Koninklijke Philips Electronics (NY Shares)	4,620	169,646
Royal Dutch Shell, Cl. A	902,943	29,401,170
TNT	5,600	240,878
Vedior	326,940	7,133,150
		114,058,051
Norway—.4%		
DNB NOR	238,000	3,221,251
Orkla	67,600	4,398,343
Telenor	159,300	2,948,364
		10,567,958

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Singapore—1.8%		
Chartered Semiconductor Manufacturing	2,137,900 [a]	2,069,251
DBS Group Holdings	1,841,544	27,338,335
United Overseas Bank	1,506,100	20,290,145
		49,697,731
Spain—1.9%		
ACS-Actividades de Construccion y Servicios	99,000	5,604,929
Banco Bilbao Vizcaya Argentaria	8,220	200,443
Banco Santander Central Hispano	1,169,312	21,675,105
Mapfre	347,900	1,726,149
Repsol YPF	397,670	12,643,557
Repsol YPF, ADR	180,991	5,726,555
Telefonica	189,500	4,086,857
		51,663,595
Sweden—1.3%		
Nordea Bank	263,300	4,001,188
Skandinaviska Enskilda Banken, Cl. A	213,100	6,528,407
Svenska Cellulosa, Cl. B	253,140	13,123,930
Telefonaktiebolaget LM Ericsson, ADR	60,570	2,165,983
Telefonaktiebolaget LM Ericsson, Cl. B	1,642,000	5,851,136
Volvo, Cl. B	64,800	4,988,389
		36,659,033
Switzerland—7.0%		
Baloise-Holding	31,760	3,242,998
Ciba Specialty Chemicals	426,612	27,155,676
Clariant	527,638 [a]	8,272,089
Credit Suisse Group	132,580	9,195,609
Nestle	63,335	23,601,814
Novartis	781,741	43,537,000
Roche Holding	48,730	8,695,643
Sulzer	3,156	3,849,061
Swatch Group, Cl. B	17,976	4,393,297
Swiss Reinsurance	349,734	29,854,991
Switzerland (continued)		
UBS	376,621	22,335,112
Zurich Financial Services	28,880	8,273,102
		192,406,392
United Kingdom—22.1%		
Alliance Boots	113,600	1,761,277
Anglo American	5,197	246,574
AstraZeneca	84,300	4,741,304
Aviva	378,700	6,083,393
Barclays	391,100	5,683,512
Barratt Developments	210,400	4,867,302
BHP Billiton	922,390	18,503,344
BP	5,530,305	56,691,356
British Airways	619,900 [a]	6,531,134
British Energy Group	598,792 [a]	4,868,258
BT Group	734,548	4,266,210
Cadbury Schweppes	1,298,240	13,894,686
Carnival	2,424	115,436
Centrica	1,586,000	11,656,341
Dairy Crest Group	151,100	1,897,590
De La Rue	153,700	2,049,467
Debenhams	4,455,670	15,903,206
Enterprise Inns	355,400	4,393,498
Friends Provident	2,333,080	9,438,307
GlaxoSmithKline	1,790,497	50,281,346
Greene King	118,700	2,505,858
HBOS	1,234,688	26,210,794
HSBC Holdings	2,526,462	44,206,663
International Power	1,138,300	8,159,186
Kelda Group	99,900	1,749,958
Marks & Spencer Group	364,800	4,835,661
National Grid	417,300	6,252,737
Next	70,300	2,819,086
Old Mutual	5,536,282	19,162,165
Reckitt Benckiser	100,600	5,065,394
Reed Elsevier	1,796,600	20,939,648
Rentokil Initial	7,774,131	22,633,088

Mellon International Fund (continued)

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Rexam	980,500	9,704,550
Royal Bank of Scotland Group	1,336,618	52,733,245
Royal Dutch Shell, Cl. A	236,295	7,665,877
Royal Dutch Shell, Cl. B	275,700	8,917,182
SABMiller	895,813	19,843,749
Smiths Group	691,485	13,986,764
Tesco	261,500	2,218,466
Trinity Mirror	1,725,690	16,622,604
Unilever	1,554,492	41,547,402
Vodafone Group	13,538,435	37,620,292
Xstrata	159,500	7,501,765
		606,775,675
United States—.5%		
iShares MSCI EAFE Index Fund	207,400	**15,378,710**
Total Common Stocks (cost $2,288,945,968)		**2,641,454,428**

Preferred Stocks—.5%	Shares	Value ($)
Germany		
Fresenius	90,240	6,668,297
Henkel	19,940	2,812,123
Porsche	2,731	3,604,353
Total Preferred Stocks (cost $11,092,023)		**13,084,773**

Other Investment—2.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $57,300,000)	57,300,000 [b]	**57,300,000**

Total Investments (cost $2,357,337,991)	**98.8%**	**2,711,839,201**
Cash and Receivables (Net)	**1.2%**	**34,125,302**
Net Assets	**100.0%**	**2,745,964,503**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
Financial	22.9
Consumer Discretionary	12.3
Industrial	10.7
Consumer Staples	8.5
Energy	7.8
Materials	7.7
Health Care	7.0
Insurance	5.8
Information Technology	5.2
Telecommunication Services	5.0
Utilities	3.2
Other	2.1
Index	.6
	98.8

† *Based on net assets.*

See notes to financial statements.

Mellon Emerging Markets Fund

Common Stocks—93.6%	Shares		Value ($)
Argentina—.2%			
Petrobras Energia Participaciones, ADR	253,200	a	**2,678,856**
Brazil—8.1%			
Banco do Brasil	39,100		1,264,322
Banco Itau Holding Financeira, ADR	142,340		4,869,451
Banco Nossa Caixa	31,800		598,826
Brasil Telecom Participacoes, ADR	210,910		8,541,855
Braskem, ADR	129,300		1,691,244
Centrais Eletricas Brasileiras	88,210		1,871,062
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	289,500		8,670,525
Cia de Saneamento Basico do Estado de Sao Paulo	15,719		2,100,580
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	16,400		554,320
CPFL Energia	163,400		2,175,842
Empresa Brasileira de Aeronautica, ADR	162,010		7,347,154
Grendene	498,400		6,028,255
Petroleo Brasileiro, ADR	368,870		33,345,848
Tam, ADR	13,500	a	395,010
Tele Norte Leste Participacoes, ADR	1,188,850		15,419,384
Unibanco—Uniao de Bancos Brasileiros, GDR	123,630		10,567,892
Votorantim Celulose e Papel, ADR	202,290		3,627,060
			109,068,630
Chile—1.1%			
CorpBanca	1,594,965,798		8,398,447
Lan Airlines, ADR	7,500		511,350
United Breweries	1,054,080		6,136,666
			15,046,463
China—4.9%			
Bank of China, Cl. H	9,608,000	a	4,599,130
China Petroleum & Chemical, Cl. H	1,913,400		1,533,032
China Telecom, Cl. H	25,525,000		11,826,204
Huadian Power International, Cl. H	17,486,300		6,132,246
Huaneng Power International, Cl. H	9,008,200		7,736,270
PetroChina, Cl. H	380,000		445,502
China (continued)			
Ping An Insurance (Group) of China, Cl. H	159,500		722,662
Sinotrans, Cl. H	16,754,600		6,497,522
TPV Technology	12,892,000		7,689,131
Weiqiao Textile, Cl. H	7,458,400		10,500,486
Yanzhou Coal Mining, Cl. H	9,129,000		8,365,796
			66,047,981
Czech Republic—1.1%			
CEZ	24,460		980,051
Komercni Banka	85,700		14,016,261
Zentiva	6,500		365,528
			15,361,840
Egypt—.1%			
Al Ezz Steel Rebars	32,432	a	296,074
Telecom Egypt	156,800		419,877
			715,951
Hong Kong—4.3%			
Brilliance China Automotive Holdings	8,715,000	a	2,141,607
China Mengniu Dairy	163,000		446,450
China Mobile	261,700		2,431,708
China Overseas Land & Investment	362,000		365,558
CNOOC	25,995,900		20,994,487
Denway Motors	26,078,700		10,347,101
Global Bio-Chem Technology Group	19,504,800		5,367,240
Shanghai Industrial Holdings	4,550,600		10,658,370
Shenzhen Investment	1,020,000		456,919
Texwinca Holdings	7,693,600		5,465,044
			58,674,484
Hungary—.6%			
Magyar Telekom Telecommunications	1,409,080		6,897,646
MOL Hungarian Oil and Gas	5,100		548,149
OTP Bank Rt	12,590		538,526
			7,984,321
India—5.9%			
Andhra Bank	976,650		1,712,294
Bharat Petroleum	1,344,597		9,396,016

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares		Value ($)
India (continued)			
Bharti Airtel Limited	25,500	a	416,421
Dr. Reddy's Laboratories	27,000		410,297
GAIL India	944,181		6,058,130
GAIL India, GDR	24,200	b	895,400
Grasim Industries	21,700		1,076,188
Hero Honda Motors	76,504		1,163,437
Hindalco Industries	159,390		506,115
Hindalco Industries, GDR	2,994,600	b	9,732,450
Hindalco Industries, GDR (Prepaid Shares)	194,490	a,b,c	384,878
Hindustan Petroleum	1,608,122		9,920,825
Jet Airways India	158,730		2,133,081
Mahanagar Telephone Nigam	1,319,117		4,003,127
Mahanagar Telephone Nigam, ADR	417,250		2,495,155
Mahindra & Mahindra	78,594		1,421,102
Oil & Natural Gas	578,341		10,280,333
Reliance Energy	272,798		2,943,396
State Bank of India, GDR	224,500	b	13,133,250
Tata Consultancy Services	40,000		1,067,979
			79,149,874
Indonesia–.9%			
Astra International	308,000		473,898
Bank Pan Indonesia	6,351,000	a	396,438
Gudang Garam	5,549,200		6,593,530
Indosat	6,052,100		3,910,353
PT Astra Agro Lestari	342,000		470,032
			11,844,251
Israel–2.8%			
Bank Hapoalim	2,389,264		11,050,913
Check Point Software Technologies	218,370	a	4,930,794
Nice Systems, ADR	29,400	a	1,006,362
Orbotech	15,100	a	337,485
Teva Pharmaceutical Industries, ADR	578,350		20,566,126
			37,891,680
Malaysia–4.2%			
AMMB Holdings	5,545,900		5,287,841
Digi.Com	218,400		1,059,892
Gamuda	2,044,900		3,911,170
Kuala Lumpur Kepong	370,200		1,109,649
Malaysia (continued)			
Malayan Banking	4,642,200		16,565,087
MK Land Holdings	1,112,000		196,814
PLUS Expressways	1,219,700		1,023,671
Resorts World	2,311,900		9,899,657
RHB Capital	1,039,400		1,299,621
Sime Darby	7,343,100		16,350,608
			56,704,010
Mexico–4.8%			
Alfa, Cl. A	179,400		1,148,425
America Movil, ADR, Ser. L	8,200		359,160
Cemex (Units)	2,823,440	a	9,613,442
Coca-Cola Femsa, ADR	331,341		11,431,264
Controladora Comercial Mexicana (Units)	4,141,400		10,567,350
Embotelladoras Arca	849,100		3,040,835
Fomento Economico Mexicano, ADR	9,400		1,036,820
Gruma S.A	721,200		2,276,087
Grupo Aeroportuario del Sureste, ADR	46,020		2,051,111
Grupo Continental	3,047,500		6,275,460
Grupo Mexico, Ser. B	157,424		682,166
Grupo Televisa, ADR	19,700		537,613
Kimberly-Clark de Mexico, Cl. A	1,061,900		4,451,323
Telefonos de Mexico, ADR, Ser. L	388,250		11,274,780
Wal-Mart de Mexico, Ser. V	153,900		592,490
			65,338,326
Philippines–.8%			
ABS-CBN Broadcasting	1,568,300	a	746,810
Bank of the Philippine Islands	4,401,051		5,649,382
Globe Telecom	27,200		729,275
Manila Electric, Cl. B	2,375,900		3,517,119
			10,642,586
Poland–.8%			
BRE Bank	7,320	a	993,257
Telekomunikacja Polska	1,217,097		9,279,834
			10,273,091
Russia–5.0%			
Cherepovets	58,010	b	791,837
Gazprom, ADR	655,550		26,693,996
LUKOIL, ADR	369,330		29,287,869

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Russia (continued)		
MMC Norilsk Nickel, ADR	23,829	4,229,648
Mobile Telesystems, ADR	17,600	902,880
Novolipetsk Steel, GDR	69,910 [b]	1,817,660
Surgutneftegaz, ADR	67,500	3,996,000
		67,719,890
South Africa—7.1%		
Alexander Forbes	2,782,579 [a]	6,326,665
Anglo Platinum	3,100	441,327
Aspen Pharmacare	1,728,600 [a]	8,414,830
Bidvest Group	326,665 [a]	6,366,243
Ellerine Holdings	150,940	1,671,084
Investec	108,640	1,283,859
Metropolitan Holdings	285,300	599,386
Mittal Steel South Africa	93,587	1,420,944
Nampak	3,732,237 [a]	11,658,404
Naspers, Cl. N	36,300	860,463
Nedbank Group	1,029,489	19,173,966
Remgro	33,600	798,551
Sanlam	5,108,461	13,380,143
Sappi	569,607	8,069,761
Sasol	242,890	7,822,166
Steinhoff International Holdings	1,429,099	5,145,547
Telkom SA	80,476	1,813,074
Truworths International	172,999	812,988
		96,059,401
South Korea—20.0%		
Daegu Bank	21,450	365,567
Daelim Industrial	88,396	7,556,016
GS Engineering & Construction	14,171	1,294,087
Hanwha Chemical	633,810	9,018,374
Honam Petrochemical	9,240	794,733
Hynix Semiconductor	14,870 [a]	491,851
Hyundai Department Store	108,889	9,770,237
Hyundai Heavy Industries	7,969	1,362,367
Hyundai Mobis	154,807	12,821,817
Hyundai Motor	219,810	16,105,007
South Korea (continued)		
Industrial Bank of Korea	19,500	387,205
INI Steel	83,530	2,944,726
Kookmin Bank	293,054	26,388,085
Korea Electric Power	328,455	13,811,328
Korea Exchange Bank	397,880	5,724,740
KT	44,980	2,010,786
KT & G	7,900	477,314
KT, ADR	432,200	9,715,856
Kumho Tire	706,330	9,075,225
Kumho Tire, GDR	231,200 [b]	1,485,277
LG Chem	161,590	7,463,939
LG Electronics	268,590	17,026,624
LG.Philips LCD	249,690 [a]	8,205,899
LG.Philips LCD, ADR	78,700 [a]	1,271,792
Lotte Shopping	35,652	12,890,370
POSCO	36,940	13,846,371
S-Oil	56,280	4,063,754
Samsung Electronics	56,462	33,994,111
Samsung SDI	57,947	3,882,618
Samsung Securities	129,160	7,200,319
Shinhan Financial Group	221,520	12,490,270
SK	12,120	1,029,573
SK Telecom	16,642	3,472,422
SK Telecom, ADR	466,370	10,633,236
Woori Finance Holdings	16,100	407,736
		269,479,632
Taiwan—15.3%		
Asia Cement	1,498,068	1,515,118
Asustek Computer	203,000	528,619
BenQ	18,539,100 [a]	8,865,880
Catcher Technology	108,873	1,066,227
China Development Financial Holding	870,590	396,891
China Motor	7,262,103	6,920,444
Chinatrust Financial Holding	14,963,458	11,896,437
Chunghwa Telecom, ADR	796,806	15,370,388
Compal Electronics	22,189,472	19,346,067

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Taiwan (continued)			
Delta Electronics	222,450		709,327
Far Eastern Textile	2,082,300		1,747,064
First Financial Holding	20,557,907		14,945,816
Fubon Financial Holding	7,023,000		6,468,961
Hung Poo Real Estate Development	392,000		401,375
MediaTek	52,000		568,678
Mega Financial Holding	3,388,000		2,251,829
Nan Ya Printed Circuit Board	765,000		4,966,261
Nien Hsing Textile	2,056,000		1,235,416
Nien Made Enterprises	3,270,260		3,014,093
Optimax Technology	5,394,284	a	3,032,884
Powerchip Semiconductor	9,475,000		6,074,565
Powertech Technology	102,000		415,043
ProMOS Technologies	2,085,000	a	787,564
Quanta Computer	9,992,820		16,741,807
Radiant Opto-Electronics	1,882,050		2,974,573
SinoPac Financial Holdings	30,353,225		15,192,105
Sunplus Technology	3,110,395		3,607,809
Taiwan Cement	2,387,463		1,981,937
Taiwan Mobile	4,379,806		4,215,173
Taiwan Semiconductor Manufacturing	1,402,000		2,776,177
Taiwan Semiconductor Manufacturing, ADR	56,944		632,078
United Microelectronics	59,821,391		35,655,268
Wistron	526,249		720,991
Yageo	21,926,960	a	9,393,934
Yuanta Core Pacific Securities	877,000		677,764
			207,094,563
Thailand—3.1%			
Bangkok Bank	1,781,300		5,878,844
Charoen Pokphand Foods	38,060,700		5,107,156
Delta Electronics Thai	956,700		491,678
Electricity Generating	108,400		309,828
Italian-Thai Development	4,023,100		603,022
Kasikornbank	4,437,800		8,369,772
Krung Thai Bank	12,611,900		4,143,643
Thailand (continued)			
PTT	954,200		5,805,274
Siam Commercial Bank	3,757,400		6,965,910
Siam Makro	492,400		1,102,264
Thai Airways International	2,302,900		2,848,666
Thai Union Frozen Products	664,200		448,802
			42,074,859
Turkey—1.8%			
KOC Holding	388,260	a	1,689,879
Petrol Ofisi	1,272,250		5,267,277
Tupras Turkiye Petrol Rafine	39,000		752,123
Turkcell Iletisim Hizmetleri	1,337,220		6,766,541
Turkiye Is Bankasi, Cl. C	2,165,595		10,268,568
			24,744,388
United Kingdom—.2%			
JKX Oil & Gas	362,340		**2,058,197**
United States—.5%			
iShares MSCI Emerging Markets Index Fund	48,800	d	5,388,524
Taro Pharmaceutical Industries	216,000	a	1,967,760
			7,356,284
Total Common Stocks (cost $1,007,351,676)			**1,264,009,558**

Preferred Stocks—3.7%	Shares	Value ($)
Brazil		
Brasil Telecom	135,800	644,594
Braskem, Cl. A	826,600	5,369,101
Centrais Eletricas Brasileiras, Cl. B	296,207	6,227,117
Cia de Tecidos do Norte de Minas—Coteminas	64,208	8,155,914
Cia Energetica de Minas Gerais	152,230	7,246,643
Cia Paranaense de Energia, Cl. B	489,669	5,677,992
Cia Vale do Rio Doce, Cl. A	70,200	2,066,788
Klabin	1,306,800	3,159,974
Petroleo Brasileiro	35,900	725,615
Telecomunicacoes de Sao Paulo	131,927	3,222,464
Telemig Celular Participacoes	3,012,522	5,481,185

Mellon Emerging Markets Fund (continued)

Preferred Stocks (continued)	Shares	Value ($)
Brazil (continued)		
Usinas Siderurgicas de Minas Gerais, Cl. A	31,800	1,325,212
Total Preferred Stocks (cost $31,383,022)		**49,302,599**

Other Investment—2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $26,500,000)	26,500,000 [e]	**26,500,000**

Investment of Cash Collateral for Securities Loaned—.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,638,360)	1,638,360 [e]	**1,638,360**

Total Investments (cost $1,066,873,058)	**99.4%**	**1,341,450,517**
Cash and Receivables (Net)	**.6%**	**8,412,821**
Net Assets	**100.0%**	**1,349,863,338**

ADR—American Depository Receipts
GDR—Global Depository Receipts
[a] *Non-income producing security.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $28,240,752 or 2.1% of net assets.*
[c] *The value of this security has been determined in good faith under the direction of the Trust's Board.*
[d] *All or a portion of this security is on loan. At February 28, 2007, the total market value of the fund's security on loan is $1,629,504 and the total market value of the collateral held by the fund is $1,638,360.*
[e] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	21.1	Industrial	5.5
Information Technology	13.4	Utilities	5.5
Energy	13.3	Health Care	2.4
Consumer Discretionary	11.5	Other	2.1
Telecommunication Services	10.7	Index	.4
Materials	7.9		
Consumer Staples	5.6		**99.4**

† *Based on net assets.*
See notes to financial statements.

Mellon Balanced Fund

Common Stocks—38.5%	Shares	Value ($)
Consumer Discretionary—4.1%		
Coach	16,500 [a]	778,800
Family Dollar Stores	25,600	741,632
Kroger	70,540	1,810,762
McDonald's	31,360	1,371,059
News, Cl. B	112,890 [b]	2,691,298
NIKE, Cl. B	11,700	1,222,299
Omnicom Group	13,570	1,405,988
Ross Stores	21,780	713,731
Starwood Hotels & Resorts Worldwide	21,880	1,439,704
Target	24,640	1,516,099
TJX Cos.	37,880	1,041,700
		14,733,072
Consumer Staples—1.8%		
PepsiCo	30,800	1,945,020
Procter & Gamble	50,395	3,199,579
Wal-Mart Stores	30,680	1,481,844
		6,626,443
Energy—5.7%		
Chesapeake Energy	42,130	1,284,544
Chevron	15,080	1,034,639
ConocoPhillips	46,160	3,019,787
Devon Energy	1	66
Emerson Electric	15,920	685,993
ENSCO International	28,730	1,439,660
Exelon	24,510	1,615,944
Exxon Mobil	43,540	3,120,947
Energy (continued)		
Hess	20,810	1,103,971
Marathon Oil	12,930	1,173,268
National Oilwell Varco	22,180 [a]	1,544,615
Sempra Energy	51,200	3,074,560
XTO Energy	28,456	1,470,037
		20,568,031
Financial—8.4%		
Accenture, Cl. A	18,910	675,087
Allstate	13,710	823,422
Ambac Financial Group	15,650	1,371,566
American International Group	41,576	2,789,749
Bank of America	36,421	1,852,736
Bear Stearns Cos.	3,930	598,303
CIGNA	8,410	1,198,425
CIT Group	25,510	1,440,550
Citigroup	46,416	2,339,366
E*TRADE FINANCIAL	38,440 [a]	887,580
Franklin Resources	7,500	880,425
Goldman Sachs Group	10,510	2,118,816
Hartford Financial Services Group	14,150	1,338,024
JPMorgan Chase & Co.	62,202	3,072,779
Lehman Brothers Holdings	15,670	1,148,611
Simon Property Group	10,160	1,145,438
Sports Alumni	36,390	1,847,156
U.S. Bancorp	2	71
Wachovia	46,657	2,583,398

Mellon Balanced Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Wells Fargo & Co.	57,260	1,986,922
		30,098,424
Health Care—4.7%		
AmerisourceBergen	26,870	1,415,242
Amgen	27,110 [a]	1,742,088
Baxter International	28,970	1,448,790
Becton, Dickinson & Co.	10,290	781,937
Medtronic	25,020	1,260,007
Pfizer	102,650	2,562,144
Sanofi-Aventis, ADR	29,270	1,241,341
Schering-Plough	92,460	2,170,961
Thermo Fisher Scientific	30,410 [a]	1,376,661
WellPoint	21,340 [a]	1,694,183
Zimmer Holdings	13,250 [a]	1,117,373
		16,810,727
Industrial—4.1%		
Cooper Industries, Cl. A	7,790	714,654
Eaton	19,250	1,559,443
General Electric	105,060	3,668,695
Goodrich	19,220	942,741
Johnson Controls	9,660	906,108
L-3 Communications Holdings	18,660	1,625,286
Textron	15,100	1,393,579
Tyco International	70,330	2,168,274
United Technologies	11,750	771,153
US Airways Group	13,610 [a]	711,667
WESCO International	5,600 [a]	373,688
		14,835,288
Information Technology—6.6%		
Amphenol, Cl. A	11,290	728,657
Apple Computer	17,760 [a]	1,502,674
Broadcom, Cl. A	31,810 [a]	1,084,403
Cisco Systems	114,820 [a]	2,978,431
Cognizant Technology Solutions, Cl. A	9,800 [a]	883,960
Google, Cl. A	5,100 [a]	2,292,195
Hewlett-Packard	58,320	2,296,642
International Business Machines	29,570	2,750,306
Microsoft	112,590	3,171,660
National Semiconductor	53,500	1,370,670
Oracle	79,670 [a]	1,308,978
QUALCOMM	47,550	1,915,314
Texas Instruments	46,510	1,439,950
		23,723,840
Materials—1.2%		
Air Products & Chemicals	24,080	1,801,665
Allegheny Technologies	13,380	1,370,781
Cia Vale do Rio Doce (CVRD), ADR	38,540	1,314,985
		4,487,431
Telecommunication Services—.6%		
AT & T	58,827	2,164,833
Sprint Nextel	2	39
		2,164,872
Tobacco—1.3%		
Altria Group	54,070	**4,557,019**
Total Common Stocks (cost $108,912,601)		**138,605,147**

Mellon Balanced Fund (continued)

Bonds and Notes—37.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables—1.5%				
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	275,000	272,901
Harley-Davidson Motorcycle Trust, Ser. 2007-1, Cl. A4	5.21	6/15/13	440,000	443,380
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	910,000	893,387
Honda Auto Receivables Owner Trust, Ser. 2006-3, Cl. A4	5.11	4/15/12	955,000	959,431
Household Automotive Trust, Ser. 2007-1, Cl. A4	5.33	9/15/10	495,000	499,257
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. A4	5.15	5/15/13	550,000	552,233
Nissan Auto Lease Trust, Ser. 2006-A, Cl. A4	5.10	7/16/12	1,010,000	1,012,245
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	590,000	581,918
				5,214,752
Asset-Backed Ctfs./Equipment—.4%				
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4	4.10	6/25/10	755,000	746,443
CIT Equipment Collateral, Ser. 2006-VT2, Cl. A4	5.05	4/20/14	195,000	195,286
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	385,000	380,984
				1,322,713
Automotive, Trucks & Parts—.3%				
Johnson Controls, Sr. Notes	5.25	1/15/11	1,080,000	**1,083,569**
Bank & Finance—4.0%				
AEP Texas Central Transition Funding, Scd. Bonds, Ser. A-4	5.17	1/1/18	1,075,000	1,077,255
Agua Caliente Band of Cahuilla Indians, Scd. Notes	6.08	10/1/16	400,000 [c]	402,860
AXA Financial, Sr. Notes	7.75	8/1/10	840,000	909,530
Bank of America, Sub. Notes	5.42	3/15/17	1,000,000 [c]	1,005,306
Bear Stearns Cos., Notes	4.50	10/28/10	980,000	963,004
Caterpillar Financial Services, Notes	5.05	12/1/10	730,000	733,007
CIT Group, Sr. Notes	7.75	4/2/12	705,000	783,481
Citigroup, Sub. Notes	5.00	9/15/14	750,000	737,434
General Electric Capital, Notes	5.50	4/28/11	830,000	845,196
Goldman Sachs Group, Gtd. Cap. Secs.	6.35	2/15/34	1,050,000	1,076,034
HSBC Holdings, Sub. Notes	6.50	5/2/36	500,000	550,031
International Lease Finance, Notes	5.75	6/15/11	680,000	697,575
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	750,000	764,852
John Deere Capital, Notes	7.00	3/15/12	680,000	736,728
Lehman Brothers Holdings, Sub. Notes	5.75	1/3/17	1,090,000	1,107,161
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,185,000	1,138,073
PNC Funding, Bank Gtd. Notes	4.50	3/10/10	900,000	886,356
				14,413,883

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction—.1%				
CRH America, Gtd. Notes	5.30	10/15/13	530,000	**525,310**
Commercial & Professional Services—.2%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	900,000 [c]	**894,537**
Commercial Mortgage Pass-Through Ctfs.—2.4%				
Banc of America Commercial Mortgage, Ser. 2005-6, Cl. AM	5.18	9/10/47	1,575,000 [d]	1,573,233
Citigroup/Deutsche Bank Commercial Mortgage Association, Ser. 2006-CD3, Cl. AM	5.65	10/15/48	535,000	547,845
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.43	1/15/46	690,000 [d]	698,188
Four Times Square Trust, Ser. 2006-4TS, Cl. A	5.40	12/13/28	2,000,000 [c]	1,995,558
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	740,000	715,176
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	40,000 [d]	39,044
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB15, Cl. AM	5.86	6/12/43	950,000 [d]	989,549
LB-UBS Commercial Mortgage Trust, Ser. 2006-C6, Cl. AM	5.41	9/15/39	590,000	594,519
LB-UBS Commercial Mortgage Trust, Ser. 2006-C3, Cl. AM	5.71	3/15/39	820,000 [d]	844,751
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4, Cl. AM	5.92	6/15/38	610,000 [d]	640,882
				8,638,745
Food & Beverages—.2%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	590,000	**595,968**
Foreign/Governmental—.4%				
Province of Ontario, Notes	5.13	7/17/12	500,000 [b]	506,234
United Mexican States, Notes	5.63	1/15/17	825,000	830,363
United Mexican States, Notes	6.63	3/3/15	185,000	198,690
				1,535,287
Health Care—.2%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	545,000	**558,769**
Industrials—1.2%				
Devon Financing, Gtd. Notes	6.88	9/30/11	600,000	640,505
Emerson Electric, Notes	4.75	10/15/15	670,000	649,023
Fortune Brands, Sr. Unscd. Notes	5.13	1/15/11	660,000	655,231
International Business Machines, Debs.	7.00	10/30/25	650,000	758,169
Oracle, Notes	5.00	1/15/11	1,000,000	1,000,543
Wal-Mart Stores, Bonds	5.25	9/1/35	825,000	779,085
				4,482,556

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications—1.6%				
AT & T, Notes	6.80	5/15/36	420,000 [b]	461,891
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	600,000	618,442
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	800,000	815,568
Comcast, Gtd. Notes	5.90	3/15/16	1,045,000	1,077,634
News America Holdings, Gtd. Debs.	7.60	10/11/15	665,000	753,265
SBC Communications, Sr. Unscd. Notes	5.88	8/15/12	695,000	717,670
Time Warner, Gtd. Debs.	6.50	11/15/36	660,000	687,015
Verizon Communications, Sr. Unscd. Notes	5.55	2/15/16	615,000	621,150
				5,752,635
Real Estate Investment Trusts—.4%				
ERP Operating, Notes	6.95	3/2/11	750,000	798,548
Simon Property Group, Unscd. Notes	5.75	5/1/12	750,000	770,662
				1,569,210
Residential Mortgage Pass-Through Ctfs.—.3%				
Washington Mutual, Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	179,267	174,095
Washington Mutual, Ser. 2004-AR9, Cl. A6	4.15	8/25/34	845,000 [d]	826,636
				1,000,731
U.S. Government Agencies—2.9%				
Federal Home Loan Banks, Bonds	5.40	10/23/09	805,000	805,326
Federal Home Loan Banks, Bonds, Ser. 659	5.50	6/5/09	730,000	730,699
Federal Home Loan Banks, Bonds	5.75	8/7/09	710,000	711,288
Federal Home Loan Banks, Bonds, Ser. 670	5.88	6/29/09	745,000	746,220
Federal Home Loan Mortgage Association, Notes	5.40	2/2/12	700,000	703,075
Federal Home Loan Mortgage Association, Notes	5.40	3/2/12	850,000	850,468
Federal Home Loan Mortgage Corp., Notes	4.88	3/15/07	995,000	994,824
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	1,095,000	1,095,120
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	845,000	849,044
Federal National Mortgage Association, Notes	5.20	11/8/10	715,000	713,928
Federal National Mortgage Association, Notes, Ser. 1	5.30	10/10/08	690,000	690,388
Federal National Mortgage Association, Notes	5.60	6/15/09	905,000	905,648
Federal National Mortgage Association, Notes	5.75	6/9/11	755,000	759,467
				10,555,495
U.S. Government Agencies/Mortgage-Backed—13.9%				
Federal Home Loan Mortgage Corp.:				
4.50%, 3/1/21			3,382,922	3,278,247
5.00%, 10/1/18—7/1/36			5,768,333	5,621,709
5.10%, 10/1/35			1,158,668 [d]	1,152,179
5.50%, 9/1/19—3/1/35			3,528,142	3,522,762
6.00%, 7/1/20			184,768	187,818
7.00%, 8/1/29—8/1/36			717,507	738,415

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)				
Federal National Mortgage Association:				
3.98%, 3/1/35			1,026,055 [d]	1,013,463
4.50%, 8/1/20			9,828	9,530
4.57%, 3/1/35			368,071 [d]	361,791
4.95%, 9/1/35			1,184,733 [d]	1,174,707
5.00%, 5/1/19–4/1/36			6,507,211	6,349,267
5.07%, 10/1/35			1,026,762	1,021,198
5.50%, 1/1/20–4/1/36			11,181,608	11,120,102
6.00%, 9/1/21–1/1/37			5,167,590 [e]	5,229,447
6.50%, 3/1/17–11/1/36			4,701,517	4,794,733
7.00%, 6/1/09–12/1/36			1,604,015	1,650,350
7.50%, 7/1/32			150,960	157,057
8.00%, 2/1/13			5,678	5,746
Government National Mortgage Association I:				
5.50%, 2/15/36			1,213,617	1,212,073
6.00%, 10/15/08–10/15/33			407,941	412,850
7.00%, 5/15/23–11/15/23			326,066	339,797
8.00%, 2/15/08			36,826	36,911
9.00%, 12/15/09			163,732	166,319
				49,556,471
U.S. Government Securities—7.3%				
U.S. Treasury Bonds	4.50	2/15/36	565,000 [b]	548,139
U.S. Treasury Bonds	6.25	8/15/23	6,070,000 [b]	7,083,411
U.S. Treasury Notes	4.00	11/15/12	2,415,000 [b]	2,356,608
U.S. Treasury Notes	4.25	1/15/11	3,615,000	3,581,959
U.S. Treasury Notes	4.25	11/15/13	935,000 [b]	920,610
U.S. Treasury Notes	4.63	8/31/11	3,120,000	3,135,725
U.S. Treasury Notes	4.63	2/29/12	4,955,000	4,982,485
U.S. Treasury Notes	4.63	11/15/16	175,000 [b]	175,827
U.S. Treasury Notes	4.63	2/15/17	1,605,000 [b]	1,614,781
U.S. Treasury Notes	4.88	8/15/16	685,000 [b]	701,109
U.S. Treasury Notes	5.13	5/15/16	530,000 [b]	552,070
U.S. Treasury Notes	6.00	8/15/09	435,000 [b]	449,104
				26,101,828
Utilities—.2%				
FPL Group Capital, Gtd. Debs.	6.13	5/15/07	700,000	**701,131**
Total Bonds and Notes (cost $134,192,063)				**134,503,590**

Mellon Balanced Fund (continued)

Other Investments—24.1%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Preferred Plus Money Market Fund	3,207,000 [f]	3,207,000
Mellon Emerging Markets Fund, Class M Shares	695,302 [g]	14,330,180
Mellon International Fund, Class M Shares	2,011,237 [g]	34,452,493
Mellon Mid Cap Stock Fund, Class M Shares	1,704,381 [g]	23,026,185
Mellon Small Cap Stock Fund, Class M Shares	793,787 [g]	11,343,220
Total Other Investments (cost $76,495,123)		**86,359,078**

Investment of Cash Collateral for Securities Loaned—3.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $11,442,840)	11,442,840 [f]	**11,442,840**
Total Investments (cost $331,042,627)	**103.3%**	**370,910,655**
Liabilities, Less Cash and Receivables	**(3.3%)**	**(11,905,846)**
Net Assets	**100.0%**	**359,004,809**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $13,298,505 and the total market value of the collateral held by the fund is $13,656,127, consisting of cash collateral of $11,442,840 and Letters of Credit valued at $2,213,287.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $4,298,261 or 1.2% of net assets.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Purchased on a delayed delivery basis.*

[f] *Investment in affiliated money market mutual fund.*

[g] *Investment in affiliated mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
U.S. Government & Agencies	24.1
Affiliated Mutual Funds	23.2
Corporate Bonds	8.4
Financial	8.4
Information Technology	6.6
Energy	5.7
Health Care	4.7
Asset/Mortgage-Backed	4.6
Consumer Discretionary	4.1
Industrial	4.1
Money Market Investments	4.1
Consumer Staples	1.8
Tobacco	1.3
Materials	1.2
Telecommunication Services	.6
Foreign/Governmental	.4
	103.3

† *Based on net assets.*

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Assets ($):				
Investments in securities—				
See Statement of Investments†				
(including securities on loan)††—Note 2(b):				
Unaffiliated issuers	1,868,907,110	429,059,456	1,655,582,121	622,175,915
Affiliated issuers	27,781,000	8,713,000	25,623,720	166,529,983
Cash	–	–	1,364,364	2,687,922
Receivable for investment securities sold	879,295,615	18,429,871	34,143,469	8,416,483
Dividends and interest receivable	2,985,934	1,293,310	1,200,667	261,835
Receivable for shares of Beneficial Interest subscribed	2,188,057	204,600	2,883,293	1,397,789
Prepaid expenses	32,402	15,293	45,970	18,594
	2,781,190,118	**457,715,530**	**1,720,843,604**	**801,488,521**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 4(c)	1,007,839	232,447	1,014,959	453,642
Due to Administrator—Note 4(a)	190,777	43,731	166,993	64,843
Cash overdraft due to Custodian	4,843	490,404	–	–
Liability for securities on loan—Note 2(b)	–	3,138,000	8,946,720	146,271,983
Payable for investment securities purchased	883,994,564	22,174,224	34,805,068	6,165,199
Payable for shares of Beneficial Interest redeemed	812,333	195,908	1,314,590	109,759
Accrued expenses	45,687	31,027	58,069	35,463
	886,056,043	**26,305,741**	**46,306,399**	**153,100,889**
Net Assets ($)	**1,895,134,075**	**431,409,789**	**1,674,537,205**	**648,387,632**
Composition of Net Assets ($):				
Paid-in capital	1,301,068,363	307,518,650	1,277,625,736	520,866,761
Accumulated undistributed investment income (loss)—net	515,622	522,122	2,597,402	(38,748)
Accumulated net realized gain (loss) on investments	194,796,832	37,935,038	118,484,816	50,491,456
Accumulated net unrealized appreciation (depreciation) on investments	398,753,258	85,433,979	275,829,251	77,068,163
Net Assets ($)	**1,895,134,075**	**431,409,789**	**1,674,537,205**	**648,387,632**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	1,885,013,158	429,768,482	1,639,070,105	643,005,989
Shares Outstanding	174,189,615	41,960,277	121,330,063	45,003,968
Net Asset Value Per Share ($)	**10.82**	**10.24**	**13.51**	**14.29**
Investor Shares				
Net Assets ($)	10,120,917	1,641,307	30,390,542	5,381,643
Shares Outstanding	933,221	159,288	2,266,270	384,605
Net Asset Value Per Share ($)	**10.85**	**10.30**	**13.41**	**13.99**
Dreyfus Premier Shares				
Net Assets ($)	–	–	5,076,558	–
Shares Outstanding	–	–	392,439	–
Net Asset Value Per Share ($)	**–**	**–**	**12.94**	**–**
† Investments at cost ($):				
Unaffiliated issuers	1,470,153,852	343,625,477	1,379,752,870	545,107,752
Affiliated issuers	27,781,000	8,713,000	25,623,720	166,529,983
†† Value of securities on loan ($)	**–**	**3,062,616**	**8,801,178**	**140,398,193**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Assets ($):			
Investments in securities—See Statement of Investments†			
(including securities on loan)††—Note 2(b):			
Unaffiliated issuers	2,654,539,201	1,313,312,157	273,108,737
Affiliated issuers	57,300,000	28,138,360	97,801,918
Cash	5,184,783	1,708,624	–
Cash denominated in foreign currencies†††	36,054,858	17,899,331	–
Receivable for investment securities sold	27,312,953	3,470,070	73,587,006
Dividends and interest receivable	4,382,347	2,798,608	1,209,911
Receivable for shares of Beneficial Interest subscribed	3,626,267	1,924,746	208,120
Paydowns receivable	–	–	932
Unrealized appreciation on foreign currency exchange contracts—Note 2(e)	35,434	1,967	–
Prepaid expenses	36,739	26,295	13,440
	2,788,472,582	**1,369,280,158**	**445,930,064**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 4(c)	2,382,027	1,848,749	134,054
Due to Administrator—Note 4(a)	273,094	137,606	27,068
Cash overdraft due to Custodian	–	–	333,279
Payable for investment securities purchased	39,275,668	11,645,082	74,914,234
Liability for securities on loan—Note 2(b)	–	1,638,360	11,442,840
Payable for shares of Beneficial Interest redeemed	506,980	4,104,440	23,441
Unrealized depreciation on foreign currency exchange contracts—Note 2(e)	1,737	5,096	–
Accrued expenses	68,573	37,487	50,339
	42,508,079	**19,416,820**	**86,925,255**
Net Assets ($)	**2,745,964,503**	**1,349,863,338**	**359,004,809**
Composition of Net Assets ($):			
Paid-in capital	2,241,968,714	948,614,762	292,299,532
Accumulated undistributed investment income (loss)—net	619,893	(1,548,305)	–
Accumulated distributions in excess of investment income—net	–	–	(145)
Accumulated net realized gain (loss) on investments	148,679,313	128,191,363	26,837,394
Accumulated net unrealized appreciation (depreciation) on investments	–	–	39,868,028
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions	354,696,583	274,605,518	–
Net Assets ($)	**2,745,964,503**	**1,349,863,338**	**359,004,809**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	2,736,411,466	1,340,967,177	354,654,471
Shares Outstanding	159,771,556	65,055,526	28,521,896
Net Asset Value Per Share ($)	**17.13**	**20.61**	**12.43**
Investor Shares			
Net Assets ($)	9,553,037	8,896,161	4,350,338
Shares Outstanding	535,057	428,032	348,576
Net Asset Value Per Share ($)	**17.85**	**20.78**	**12.48**
† **Investments at cost ($):**			
Unaffiliated issuers	2,300,037,991	1,038,734,698	243,104,664
Affiliated issuers	57,300,000	28,138,360	87,937,963
†† **Value of securities on loan ($)**	**–**	**1,629,504**	**13,298,505**
††† **Cash denominated in foreign currencies (cost) ($)**	**35,889,197**	**17,891,421**	**–**

See notes to financial statements.

STATEMENTS OF OPERATIONS

Six Months Ended February 28, 2007 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Investment Income ($):				
Income:				
Cash dividends (net of $41,355, $12,918 and $3,288 foreign taxes withheld at source for the Mellon Large Cap Stock Fund, the Mellon Mid Cap Stock Fund and the Mellon Small Cap Stock Fund, respectively):				
Unaffiliated issuers	14,678,584	6,158,553	9,708,137	2,382,119
Affiliated issuers	182,866	302,894	648,715	511,007
Income from securities lending	20,135	9,118	51,280	336,439
Total Income	**14,881,585**	**6,470,565**	**10,408,132**	**3,229,565**
Expenses:				
Investment advisory fee—Note 4(a)	6,023,276	1,421,284	6,066,372	2,790,095
Administration fee—Note 4(a)	1,199,533	283,065	1,047,076	424,985
Custodian fees—Note 4(c)	66,313	15,682	54,518	33,339
Trustees' fees and expenses—Note 4(d)	28,626	7,241	37,196	12,176
Interest expense—Note 3	27,269	–	–	5,066
Shareholder servicing costs—Note 4(c)	11,778	2,102	52,618	8,517
Registration fees	11,582	13,439	23,367	13,592
Auditing fees	8,436	15,729	12,061	13,333
Prospectus and shareholders' reports	4,563	3,239	22,556	4,415
Legal fees	4,119	1,211	5,536	3,089
Distribution fees—Note 4(b)	–	–	20,543	–
Miscellaneous	20,812	9,066	20,984	11,698
Total Expenses	**7,406,307**	**1,772,058**	**7,362,827**	**3,320,305**
Less—reduction in custody fees due to earnings credits—Note 2(b)	–	(489)	(2,580)	–
Net Expenses	**7,406,307**	**1,771,569**	**7,360,247**	**3,320,305**
Investment Income (Loss)—Net	**7,475,278**	**4,698,996**	**3,047,885**	**(90,740)**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):				
Net realized gain (loss) on investments	215,862,011	42,303,864	140,847,025	77,993,696
Net unrealized appreciation (depreciation) on investments	(84,402,974)	(15,561,083)	31,137,794	(22,410,264)
Net Realized and Unrealized Gain (Loss) on Investments	**131,459,037**	**26,742,781**	**171,984,819**	**55,583,432**
Net Increase in Net Assets Resulting from Operations	**138,934,315**	**31,441,777**	**175,032,704**	**55,492,692**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Investment Income ($):			
Income:			
Cash dividends (net of $921,160, $1,247,000 and $3,148 foreign taxes withheld at source, respectively):			
Unaffiliated issuers	17,275,592	8,741,740	1,861,237
Affiliated issuers	1,134,033	720,317	89,089
Interest	313,434	17,467	3,490,170
Income from securities lending	–	593	5,684
Total Income	**18,723,059**	**9,480,117**	**5,446,180**
Expenses:			
Investment advisory fee—Note 4(a)	11,163,951	7,851,884	780,437
Administration fee—Note 4(a)	1,700,137	883,886	176,141
Custodian fees—Note 4(c)	1,177,053	1,414,134	17,946
Trustees' fees and expenses—Note 4(d)	42,654	30,599	6,634
Registration fees	25,457	16,649	13,412
Auditing fees	16,869	16,761	16,440
Shareholder servicing costs—Note 4(c)	12,445	13,694	4,093
Legal fees	8,154	4,152	2,705
Prospectus and shareholders' reports	4,844	3,927	2,743
Miscellaneous	43,395	28,148	12,546
Total Expenses	**14,194,959**	**10,263,834**	**1,033,097**
Less—reduction in custody fees due to earnings credits—Note 2(b)	(40,213)	(27,578)	(1,566)
Net Expenses	**14,154,746**	**10,236,256**	**1,031,531**
Investment Income (Loss)—Net	**4,568,313**	**(756,139)**	**4,414,649**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):			
Net realized gain (loss) on investments	–	–	28,521,425
Net realized gain (loss) on investments and foreign currency transactions	213,125,056	162,440,332	–
Net realized gain (loss) on foreign currency exchange contracts	1,160,837	(91,639)	–
Net Realized Gain (Loss)	**214,285,893**	**162,348,693**	**28,521,425**
Net unrealized appreciation (depreciation) on investments	–	–	(9,168,521)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	37,573,350	29,888,330	–
Net Realized and Unrealized Gain (Loss) on Investments	**251,859,243**	**192,237,023**	**19,352,904**
Net Increase in Net Assets Resulting from Operations	**256,427,556**	**191,480,884**	**23,767,553**

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Mellon Large Cap Stock Fund		Mellon Income Stock Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income—net	7,475,278	17,183,072	4,698,996	8,751,797
Net realized gain (loss) on investments	215,862,011	84,329,469	42,303,864	34,438,855
Net unrealized appreciation (depreciation) on investments	(84,402,974)	5,117,502	(15,561,083)	(4,004,283)
Net Increase (Decrease) in Net Assets Resulting from Operations	**138,934,315**	**106,630,043**	**31,441,777**	**39,186,369**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(7,319,705)	(17,152,472)	(4,199,053)	(8,749,583)
Investor Shares	(24,225)	(42,030)	(13,578)	(24,022)
Net realized gain on investments:				
Class M Shares	(42,915,907)	–	(35,419,719)	(9,670,958)
Investor Shares	(216,079)	–	(127,542)	(28,099)
Total Dividends	**(50,475,916)**	**(17,194,502)**	**(39,759,892)**	**(18,472,662)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	112,622,839	227,413,998	55,156,580	78,557,547
Investor Shares	3,117,773	4,226,744	154,701	656,596
Dividends reinvested:				
Class M Shares	32,876,856	1,206,136	23,487,749	7,494,364
Investor Shares	216,795	32,810	125,155	45,116
Cost of shares redeemed:				
Class M Shares	(114,684,366)	(285,249,914)	(61,854,641)	(80,409,607)
Investor Shares	(1,208,458)	(847,400)	(75,706)	(393,552)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**32,941,439**	**(53,217,626)**	**16,993,838**	**5,950,464**
Total Increase (Decrease) in Net Assets	**121,399,838**	**36,217,915**	**8,675,723**	**26,664,171**
Net Assets ($):				
Beginning of Period	1,773,734,237	1,737,516,322	422,734,066	396,069,895
End of Period	**1,895,134,075**	**1,773,734,237**	**431,409,789**	**422,734,066**
Undistributed investment income—net	515,622	384,274	522,122	35,757
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	10,364,309	22,366,604	5,186,721	7,761,439
Shares issued for dividends reinvested	3,010,852	118,321	2,272,051	748,557
Shares redeemed	(10,555,759)	(28,107,503)	(5,892,876)	(7,940,178)
Net Increase (Decrease) in Shares Outstanding	**2,819,402**	**(5,622,578)**	**1,565,896**	**569,818**
Investor Shares				
Shares sold	284,843	413,292	14,572	65,043
Shares issued for dividends reinvested	19,831	3,219	12,006	4,454
Shares redeemed	(110,243)	(83,751)	(7,254)	(39,039)
Net Increase (Decrease) in Shares Outstanding	**194,431**	**332,760**	**19,324**	**30,458**

See notes to financial statements.

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income (loss)—net	3,047,885	8,084,607	(90,740)	(591,158)
Net realized gain (loss) on investments	140,847,025	228,981,377	77,993,696	71,023,155
Net unrealized appreciation (depreciation) on investments	31,137,794	(100,460,056)	(22,410,264)	(33,113,943)
Net Increase (Decrease) in Net Assets Resulting from Operations	**175,032,704**	**136,605,928**	**55,492,692**	**37,318,054**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(7,932,371)	(585,388)	–	–
Investor Shares	(86,011)	–	–	–
Net realized gain on investments:				
Class M Shares	(234,597,218)	(183,047,381)	(95,370,568)	(112,398,890)
Investor Shares	(4,769,554)	(3,294,507)	(978,502)	(769,072)
Dreyfus Premier Shares	(828,723)	(913,807)	–	–
Total Dividends	**(248,213,877)**	**(187,841,083)**	**(96,349,070)**	**(113,167,962)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	162,578,792	322,007,128	74,931,508	101,252,534
Investor Shares	3,174,559	8,472,498	710,515	2,946,956
Dreyfus Premier Shares	18,519	147,986	–	–
Dividends reinvested:				
Class M Shares	150,145,574	107,706,446	61,106,520	67,324,425
Investor Shares	4,570,406	2,983,174	810,943	596,667
Dreyfus Premier Shares	715,679	777,852	–	–
Cost of shares redeemed:				
Class M Shares	(162,888,705)	(278,084,760)	(119,880,709)	(223,780,728)
Investor Shares	(6,218,972)	(6,511,212)	(2,294,415)	(1,129,701)
Dreyfus Premier Shares	(1,555,248)	(2,595,296)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**150,540,604**	**154,903,816**	**15,384,362**	**(52,789,847)**
Total Increase (Decrease) in Net Assets	**77,359,431**	**103,668,661**	**(25,472,016)**	**(128,639,755)**
Net Assets ($):				
Beginning of Period	1,597,177,774	1,493,509,113	673,859,648	802,499,403
End of Period	**1,674,537,205**	**1,597,177,774**	**648,387,632**	**673,859,648**
Undistributed investment income (loss)—net	2,597,402	7,567,899	(38,748)	51,992

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Capital Share Transactions:				
Class M Shares				
Shares sold	12,025,421	22,066,592	5,188,582	6,380,370
Shares issued for dividends reinvested	11,348,872	7,821,451	4,297,223	4,506,320
Shares redeemed	(11,483,571)	(19,058,661)	(7,832,115)	(13,970,075)
Net Increase (Decrease) in Shares Outstanding	**11,890,722**	**10,829,382**	**1,653,690**	**(3,083,385)**
Investor Shares [a]				
Shares sold	223,567	591,786	46,850	192,832
Shares issued for dividends reinvested	347,891	217,911	57,630	40,562
Shares redeemed	(455,115)	(454,932)	(157,194)	(72,487)
Net Increase (Decrease) in Shares Outstanding	**116,343**	**354,765**	**(52,714)**	**160,907**
Dreyfus Premier Shares [a]				
Shares sold	1,430	10,363	–	–
Shares issued for dividends reinvested	56,352	58,271	–	–
Shares redeemed	(114,417)	(181,194)	–	–
Net Increase (Decrease) in Shares Outstanding	**(56,635)**	**(112,560)**	**–**	**–**

[a] *During the period ended February 28, 2007, 65,843 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $901,832 were automatically converted to 63,768 Investor shares and during the period ended August 31, 2006, 108,175 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $1,561,197 were automatically converted to 105,560 Investor shares.*

See notes to financial statements.

	Mellon International Fund		Mellon Emerging Markets Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income (loss)—net	4,568,313	36,507,576	(756,139)	17,026,075
Net realized gain (loss) on investments	214,285,893	306,648,753	162,348,693	376,972,112
Net unrealized appreciation (depreciation) on investments	37,573,350	72,503,118	29,888,330	(68,009,693)
Net Increase (Decrease) in Net Assets Resulting from Operations	**256,427,556**	**415,659,447**	**191,480,884**	**325,988,494**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(42,865,752)	(27,155,610)	(11,143,002)	(25,892,407)
Investor Shares	(135,397)	(45,673)	(55,920)	(106,816)
Net realized gain on investments:				
Class M Shares	(297,965,798)	(176,523,230)	(373,891,351)	(174,327,322)
Investor Shares	(1,072,533)	(348,562)	(2,695,847)	(817,032)
Total Dividends	**(342,039,480)**	**(204,073,075)**	**(387,786,120)**	**(201,143,577)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	275,654,340	582,805,627	140,967,746	199,962,686
Investor Shares	2,690,212	6,503,433	2,621,389	10,192,455
Dividends reinvested:				
Class M Shares	194,224,145	109,449,364	241,635,492	109,209,202
Investor Shares	915,648	206,346	2,299,129	440,610
Cost of shares redeemed:				
Class M Shares	(182,896,901)	(225,815,006)	(158,752,508)	(459,201,910)
Investor Shares	(3,020,135)	(1,591,384)	(6,418,282)	(3,990,490)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**287,567,309**	**471,558,380**	**222,352,966**	**(143,387,447)**
Total Increase (Decrease) in Net Assets	**201,955,385**	**683,144,752**	**26,047,730**	**(18,542,530)**
Net Assets ($):				
Beginning of Period	2,544,009,118	1,860,864,366	1,323,815,608	1,342,358,138
End of Period	**2,745,964,503**	**2,544,009,118**	**1,349,863,338**	**1,323,815,608**
Undistributed investment income (loss)—net	619,893	39,052,729	(1,548,305)	10,406,756
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	15,875,627	34,440,251	6,385,665	8,262,933
Shares issued for dividends reinvested	11,512,990	6,993,570	11,695,813	4,884,132
Shares redeemed	(10,285,220)	(13,428,309)	(6,514,646)	(18,620,208)
Net Increase (Decrease) in Shares Outstanding	**17,103,397**	**28,005,512**	**11,566,832**	**(5,473,143)**
Investor Shares				
Shares sold	143,350	373,162	107,150	422,462
Shares issued for dividends reinvested	52,025	12,698	110,323	19,583
Shares redeemed	(163,024)	(90,283)	(266,614)	(164,864)
Net Increase (Decrease) in Shares Outstanding	**32,351**	**295,577**	**(49,141)**	**277,181**

See notes to financial statements.

	Mellon Balanced Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income—net	4,414,649	7,418,245
Net realized gain (loss) on investments	28,521,425	37,961,981
Net unrealized appreciation (depreciation) on investments	(9,168,521)	(20,507,005)
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,767,553**	**24,873,221**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(4,939,990)	(7,961,970)
Investor Shares	(50,928)	(58,159)
Net realized gain on investments:		
Class M Shares	(37,309,689)	(6,270,562)
Investor Shares	(410,941)	(45,032)
Total Dividends	**(42,711,548)**	**(14,335,723)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	11,727,378	21,172,287
Investor Shares	1,942,712	2,513,568
Dividends reinvested:		
Class M Shares	32,208,994	5,584,354
Investor Shares	415,584	92,706
Cost of shares redeemed:		
Class M Shares	(12,657,109)	(46,635,878)
Investor Shares	(1,525,382)	(801,560)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**32,112,177**	**(18,074,523)**
Total Increase (Decrease) in Net Assets	**13,168,182**	**(7,537,025)**
Net Assets ($):		
Beginning of Period	345,836,627	353,373,652
End of Period	**359,004,809**	**345,836,627**
Undistributed (distributions in excess of) investment income—net	(145)	576,124
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	910,927	1,624,227
Shares issued for dividends reinvested	2,597,010	432,096
Shares redeemed	(963,358)	(3,573,242)
Net Increase (Decrease) in Shares Outstanding	**2,544,579**	**(1,516,919)**
Investor Shares		
Shares sold	147,684	193,250
Shares issued for dividends reinvested	33,280	7,117
Shares redeemed	(114,450)	(62,403)
Net Increase (Decrease) in Shares Outstanding	**66,514**	**137,964**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each Mellon equity fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Large Cap Stock Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	10.31	9.79	8.74	8.16	7.77	9.52
Investment Operations:						
Investment income—net[b]	.04	.10	.11	.07	.06	.05
Net realized and unrealized gain (loss) on investments	.76	.52	1.05	.58	.39	(1.59)
Total from Investment Operations	.80	.62	1.16	.65	.45	(1.54)
Distributions:						
Dividends from investment income—net	(.04)	(.10)	(.11)	(.07)	(.06)	(.05)
Dividends from net realized gain on investments	(.25)	–	–	–	–	(.16)
Total Distributions	(.29)	(.10)	(.11)	(.07)	(.06)	(.21)
Net asset value, end of period	10.82	10.31	9.79	8.74	8.16	7.77
Total Return (%)	7.81[c]	6.32	13.27	7.95	5.76	(16.47)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[c]	.80	.80	.81	.81	.81
Ratio of net expenses to average net assets	.40[c]	.80	.80	.81	.81	.81
Ratio of net investment income to average net assets	.40[c]	.96	1.13	.77	.83	.56
Portfolio Turnover Rate	60.14[c]	19.08	23.49	43.52	56.96	44.26
Net Assets, end of period ($ x 1,000)	1,885,013	1,766,105	1,733,531	1,545,002	1,479,855	1,389,045

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Large Cap Stock Fund	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	10.33	9.82	8.76	8.16	7.77	9.52
Investment Operations:						
Investment income—net[a]	.03	.07	.08	.06	.04	.03
Net realized and unrealized gain (loss) on investments	.77	.51	1.06	.58	.39	(1.59)
Total from Investment Operations	.80	.58	1.14	.64	.43	(1.56)
Distributions:						
Dividends from investment income—net	(.03)	(.07)	(.08)	(.04)	(.04)	(.03)
Dividends from net realized gain on investments	(.25)	–	–	–	–	(.16)
Total Distributions	(.28)	(.07)	(.08)	(.04)	(.04)	(.19)
Net asset value, end of period	10.85	10.33	9.82	8.76	8.16	7.77
Total Return (%)	7.66[b]	5.95	13.08	7.88	5.50	(16.65)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.06	1.05	1.06	1.07	1.07
Ratio of net expenses to average net assets	.52[b]	1.06	1.05	1.06	1.07	1.07
Ratio of net investment income to average net assets	.28[b]	.72	.87	.59	.56	.31
Portfolio Turnover Rate	60.14[b]	19.08	23.49	43.52	56.96	44.26
Net Assets, end of period ($ x 1,000)	10,121	7,629	3,985	3,356	2,121	803

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Mellon Income Stock Fund	Class M Shares Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	10.43	9.92	9.50	8.56	8.24	10.39
Investment Operations:						
Investment income—net[b]	.11	.22	.21	.16	.12	.11
Net realized and unrealized gain (loss) on investments	.66	.75	1.27	1.09	.37	(1.56)
Total from Investment Operations	.77	.97	1.48	1.25	.49	(1.45)
Distributions:						
Dividends from investment income—net	(.10)	(.22)	(.20)	(.17)	(.12)	(.11)
Dividends from net realized gain on investments	(.86)	(.24)	(.86)	(.14)	(.05)	(.59)
Total Distributions	(.96)	(.46)	(1.06)	(.31)	(.17)	(.70)
Net asset value, end of period	10.24	10.43	9.92	9.50	8.56	8.24
Total Return (%)	7.33[c]	10.00	16.23	14.68	6.19	(14.94)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[c]	.81	.82	.83	.83	.82
Ratio of net expenses to average net assets	.40[c]	.81	.82	.83	.83	.82
Ratio of net investment income to average net assets	1.07[c]	2.14	2.12	1.75	1.48	1.19
Portfolio Turnover Rate	44.48[c]	40.75	34.61	52.47	12.82	30.35
Net Assets, end of period ($ x 1,000)	429,768	421,266	394,977	274,881	271,085	406,875

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Income Stock Fund	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	10.49	9.98	9.53	8.58	8.25	10.40
Investment Operations:						
Investment income—net[a]	.10	.19	.18	.14	.10	.10
Net realized and unrealized gain (loss) on investments	.66	.75	1.29	1.08	.38	(1.57)
Total from Investment Operations	.76	.94	1.47	1.22	.48	(1.47)
Distributions:						
Dividends from investment income—net	(.09)	(.19)	(.16)	(.13)	(.10)	(.09)
Dividends from net realized gain on investments	(.86)	(.24)	(.86)	(.14)	(.05)	(.59)
Total Distributions	(.95)	(.43)	(1.02)	(.27)	(.15)	(.68)
Net asset value, end of period	10.30	10.49	9.98	9.53	8.58	8.25
Total Return (%)	7.17[b]	9.68	16.00	14.26	6.03	(15.15)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[b]	1.06	1.07	1.08	1.09	1.09
Ratio of net expenses to average net assets	.53[b]	1.06	1.07	1.08	1.09	1.09
Ratio of net investment income to average net assets	.95[b]	1.92	1.88	1.49	1.21	1.08
Portfolio Turnover Rate	44.48[b]	40.75	34.61	52.47	12.82	30.35
Net Assets, end of period ($ x 1,000)	1,641	1,468	1,092	756	1,080	586

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Class M Shares Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	14.26	14.80	12.29	11.07	9.92	11.20
Investment Operations:						
Investment income—net[b]	.03	.08	.04	.04	.05	.04
Net realized and unrealized gain (loss) on investments	1.52	1.21	3.33	1.21	1.13	(1.29)
Total from Investment Operations	1.55	1.29	3.37	1.25	1.18	(1.25)
Distributions:						
Dividends from investment income—net	(.08)	(.01)	(.04)	(.03)	(.03)	(.03)
Dividends from net realized gain on investments	(2.22)	(1.82)	(.82)	–	–	–
Total Distributions	(2.30)	(1.83)	(.86)	(.03)	(.03)	(.03)
Net asset value, end of period	13.51	14.26	14.80	12.29	11.07	9.92
Total Return (%)	11.16[c]	9.14	28.41	11.33	11.94	(11.21)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[c]	.91	.91	.91	.92	.93
Ratio of net expenses to average net assets	.45[c]	.91	.91	.91	.92	.93
Ratio of net investment income to average net assets	.19[c]	.51	.26	.34	.47	.33
Portfolio Turnover Rate	56.29[c]	93.33	83.57	69.03	67.97	61.20
Net Assets, end of period ($ x 1,000)	1,639,070	1,560,575	1,458,952	1,159,657	1,073,837	839,075

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Mid Cap Stock Fund	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.16	14.73	12.24	11.03	9.90	11.19
Investment Operations:						
Investment income (loss)—net[a]	.01	.04	.00[b]	.01	.02	(.00)[b]
Net realized and unrealized gain (loss) on investments	1.50	1.21	3.32	1.21	1.13	(1.28)
Total from Investment Operations	1.51	1.25	3.32	1.22	1.15	(1.28)
Distributions:						
Dividends from investment income—net	(.04)	–	(.01)	(.01)	(.02)	(.01)
Dividends from net realized gain on investments	(2.22)	(1.82)	(.82)	–	–	–
Total Distributions	(2.26)	(1.82)	(.83)	(.01)	(.02)	(.01)
Net asset value, end of period	13.41	14.16	14.73	12.24	11.03	9.90
Total Return (%)	10.98[c]	8.93	28.05	11.02	11.66	(11.44)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[c]	1.15	1.15	1.16	1.20	1.25
Ratio of net expenses to average net assets	.57[c]	1.15	1.15	1.16	1.20	1.25
Ratio of net investment income (loss) to average net assets	.06[c]	.26	.02	.10	.19	(.00)[d]
Portfolio Turnover Rate	56.29[c]	93.33	83.57	69.03	67.97	61.20
Net Assets, end of period ($ x 1,000)	30,391	30,433	26,445	21,810	18,117	736

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Amount represents less than .01%.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Dreyfus Premier Shares				
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.74	14.44	12.09	10.96	9.81
Investment Operations:					
Investment (loss)–net[b]	(.04)	(.07)	(.09)	(.08)	(.06)
Net realized and unrealized gain (loss) on investments	1.46	1.19	3.26	1.21	1.21
Total from Investment Operations	1.42	1.12	3.17	1.13	1.15
Distributions:					
Dividends from net realized gain on investments	(2.22)	(1.82)	(.82)	–	–
Net asset value, end of period	12.94	13.74	14.44	12.09	10.96
Total Return (%)	10.62[c]	8.13	27.11	10.31	11.72[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.94[c]	1.90	1.88	1.91	1.95[c]
Ratio of net expenses to average net assets	.94[c]	1.90	1.88	1.91	1.95[c]
Ratio of net investment (loss) to average net assets	(.30)[c]	(.48)	(.71)	(.65)	(.58)[c]
Portfolio Turnover Rate	56.29[c]	93.33	83.57	69.03	67.97
Net Assets, end of period ($ x 1,000)	5,077	6,170	8,113	9,682	14,996

[a] *From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Small Cap Stock Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	15.39	17.18	14.92	13.17	10.95	11.99
Investment Operations:						
Investment (loss)—net[b]	(.00)[c]	(.01)	(.01)	(.02)	(.00)[c]	(.03)
Net realized and unrealized gain (loss) on investments	1.30	.80	2.66	1.77	2.22	(1.01)
Total from Investment Operations	1.30	.79	2.65	1.75	2.22	(1.04)
Distributions:						
Dividends from net realized gain on investments	(2.40)	(2.58)	(.39)	–	–	–
Net asset value, end of period	14.29	15.39	17.18	14.92	13.17	10.95
Total Return (%)	8.50[d]	5.04	17.86	13.29	20.27	(8.67)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.50[d]	1.01	1.01	1.02	1.04	1.07
Ratio of net expenses to average net assets	.50[d]	1.01	1.01	1.02	1.03	1.05
Ratio of net investment (loss) to average net assets	(.01)[d]	(.08)	(.07)	(.11)	(.02)	(.27)
Portfolio Turnover Rate	93.29[d]	108.79	148.54	91.71	91.99	76.66
Net Assets, end of period ($ x 1,000)	643,006	667,241	797,808	747,637	558,172	350,873

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Small Cap Stock Fund	Six Months Ended February 28, 2007 (Unaudited)	Investor Shares Year Ended August 31, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	15.13	16.97	14.78	13.08	10.90	11.98
Investment Operations:						
Investment (loss)–net[a]	(.02)	(.05)	(.05)	(.05)	(.03)	(.06)
Net realized and unrealized gain (loss) on investments	1.28	.79	2.63	1.75	2.21	(1.02)
Total from Investment Operations	1.26	.74	2.58	1.70	2.18	(1.08)
Distributions:						
Dividends from net realized gain on investments	(2.40)	(2.58)	(.39)	–	–	–
Net asset value, end of period	13.99	15.13	16.97	14.78	13.08	10.90
Total Return (%)	8.38[b]	4.78	17.55	13.00	20.00	(9.02)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62[b]	1.26	1.26	1.26	1.29	1.32
Ratio of net expenses to average net assets	.62[b]	1.26	1.26	1.26	1.28	1.30
Ratio of net investment (loss) to average net assets	(.13)[b]	(.35)	(.33)	(.35)	(.27)	(.51)
Portfolio Turnover Rate	93.29[b]	108.79	148.54	91.71	91.99	76.66
Net Assets, end of period ($ x 1,000)	5,382	6,618	4,692	3,310	3,578	3,857

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon International Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	17.77	16.20	14.29	11.77	11.03	12.08
Investment Operations:						
Investment income—net[b]	.03	.28	.22	.20	.20	.18
Net realized and unrealized gain (loss) on investments	1.74	3.02	2.52	2.51	.68	(1.07)
Total from Investment Operations	1.77	3.30	2.74	2.71	.88	(.89)
Distributions:						
Dividends from investment income—net	(.30)	(.23)	(.20)	(.19)	(.14)	(.15)
Dividends from net realized gain on investments	(2.11)	(1.50)	(.63)	–	–	(.01)
Total Distributions	(2.41)	(1.73)	(.83)	(.19)	(.14)	(.16)
Net asset value, end of period	17.13	17.77	16.20	14.29	11.77	11.03
Total Return (%)	10.16[c]	21.86	19.51	23.15	8.19	(7.39)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.54[c]	1.10	1.09	1.11	1.12	1.12
Ratio of net expenses to average net assets	.53[c]	1.10	1.09	1.10	1.05	1.05
Ratio of net investment income to average net assets	.17[c]	1.68	1.40	1.46	1.99	1.59
Portfolio Turnover Rate	38.01[c]	70.02	44.92	45.60	36.52	24.63
Net Assets, end of period ($ x 1,000)	2,736,411	2,534,753	1,857,398	1,265,004	820,568	543,566

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon International Fund	Investor Shares					
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	18.41	16.74	14.74	12.13	11.34	12.08
Investment Operations:						
Investment income—net[a]	.01	.26	.24	.49	.13	.24
Net realized and unrealized gain (loss) on investments	1.81	3.11	2.55	2.20	.78	(.97)
Total from Investment Operations	1.82	3.37	2.79	2.69	.91	(.73)
Distributions:						
Dividends from investment income—net	(.27)	(.20)	(.16)	(.08)	(.12)	–
Dividends from net realized gain on investments	(2.11)	(1.50)	(.63)	–	–	(.01)
Total Distributions	(2.38)	(1.70)	(.79)	(.08)	(.12)	(.01)
Net asset value, end of period	17.85	18.41	16.74	14.74	12.13	11.34
Total Return (%)	10.02[b]	21.49	19.24	22.28	8.24	(5.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[b]	1.36	1.34	1.35	1.36	1.38
Ratio of net expenses to average net assets	.66[b]	1.36	1.34	1.35	1.30	1.30
Ratio of net investment income to average net assets	.04[b]	1.50	1.50	2.63	1.10	2.16
Portfolio Turnover Rate	38.01[b]	70.02	44.92	45.60	36.52	24.63
Net Assets, end of period ($ x 1,000)	9,553	9,256	3,466	900	308	2,588

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Emerging Markets Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	24.53	22.69	17.98	14.92	12.33	11.86
Investment Operations:						
Investment income (loss)—net[b]	(.01)	.29	.32	.25	.22	.24
Net realized and unrealized gain (loss) on investments	3.63	4.96	6.09	3.16	2.77	.75
Total from Investment Operations	3.62	5.25	6.41	3.41	2.99	.99
Distributions:						
Dividends from investment income—net	(.22)	(.44)	(.12)	(.12)	(.12)	(.19)
Dividends from net realized gain on investments	(7.32)	(2.97)	(1.58)	(.23)	(.28)	(.33)
Total Distributions	(7.54)	(3.41)	(1.70)	(.35)	(.40)	(.52)
Net asset value, end of period	20.61	24.53	22.69	17.98	14.92	12.33
Total Return (%)	14.67[c]	24.59	36.62	22.93	25.18	8.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.74[c]	1.52	1.51	1.51	1.61	1.68
Ratio of net expenses to average net assets	.74[c]	1.52	1.51	1.50	1.35	1.35
Ratio of net investment income (loss) to average net assets	(.05)[c]	1.18	1.52	1.39	1.77	1.86
Portfolio Turnover Rate	31.01[c]	49.06	42.97	46.36	26.43	55.00
Net Assets, end of period ($ x 1,000)	1,340,967	1,312,055	1,337,801	1,001,344	526,049	145,144

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon Emerging Markets Fund	Investor Shares Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	24.65	22.79	18.08	15.00	12.38	11.92
Investment Operations:						
Investment income (loss)—net [a]	(.04)	.26	.30	.17	.17	.11
Net realized and unrealized gain (loss) on investments	3.64	4.96	6.09	3.22	2.82	.86
Total from Investment Operations	3.60	5.22	6.39	3.39	2.99	.97
Distributions:						
Dividends from investment income—net	(.15)	(.39)	(.10)	(.08)	(.09)	(.18)
Dividends from net realized gain on investments	(7.32)	(2.97)	(1.58)	(.23)	(.28)	(.33)
Total Distributions	(7.47)	(3.36)	(1.68)	(.31)	(.37)	(.51)
Net asset value, end of period	20.78	24.65	22.79	18.08	15.00	12.38
Total Return (%)	14.52[b]	24.29	36.26	22.68	24.99	8.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.87[b]	1.78	1.72	1.84	1.85	1.90
Ratio of net expenses to average net assets	.87[b]	1.78	1.72	1.83	1.60	1.60
Ratio of net investment income (loss) to average net assets	(.18)[b]	1.07	1.48	1.14	1.12	.88
Portfolio Turnover Rate	31.01[b]	49.06	42.97	46.36	26.43	55.00
Net Assets, end of period ($ x 1,000)	8,896	11,761	4,557	3,424	313	684

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Balanced Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	13.17	12.79	11.56	10.79	10.28	11.39
Investment Operations:						
Investment income—net[b]	.16	.27	.22	.20	.25	.31
Net realized and unrealized gain (loss) on investments	.73	.64	1.25	.78	.51	(.92)
Total from Investment Operations	.89	.91	1.47	.98	.76	(.61)
Distributions:						
Dividends from investment income—net	(.19)	(.30)	(.24)	(.21)	(.25)	(.30)
Dividends from net realized gain on investments	(1.44)	(.23)	–	–	–	(.20)
Total Distributions	(1.63)	(.53)	(.24)	(.21)	(.25)	(.50)
Net asset value, end of period	12.43	13.17	12.79	11.56	10.79	10.28
Total Return (%)	6.83[c]	7.22	12.78	9.13	7.68	(5.70)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.29[c]	.60	.58	.59	.62	.63
Ratio of net expenses to average net assets	.29[c]	.60	.58	.59	.62	.63
Ratio of net investment income to average net assets	1.23[c]	2.10	1.81	1.77	2.41	2.81
Portfolio Turnover Rate	41.48[c,d]	64.43[d]	62.64[d]	61.77[d]	83.22	90.36
Net Assets, end of period ($ x 1,000)	354,654	342,110	351,525	342,326	348,402	372,089

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2007, August 31, 2006, August 31, 2005 and August 31, 2004, were 38.96%, 61.53%, 45.79% and 55.45%, respectively.*

See notes to financial statements.

Mellon Balanced Fund	Investor Shares Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	13.21	12.83	11.57	10.79	10.27	11.39
Investment Operations:						
Investment income—net[a]	.15	.24	.18	.17	.23	.27
Net realized and unrealized gain (loss) on investments	.73	.63	1.26	.77	.51	(.91)
Total from Investment Operations	.88	.87	1.44	.94	.74	(.64)
Distributions:						
Dividends from investment income—net	(.17)	(.26)	(.18)	(.16)	(.22)	(.28)
Dividends from net realized gain on investments	(1.44)	(.23)	–	–	–	(.20)
Total Distributions	(1.61)	(.49)	(.18)	(.16)	(.22)	(.48)
Net asset value, end of period	12.48	13.21	12.83	11.57	10.79	10.27
Total Return (%)	6.76[b]	6.93	12.55	8.76	7.52	(5.91)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.41[b]	.85	.85	.85	.87	.89
Ratio of net expenses to average net assets	.41[b]	.85	.85	.85	.87	.89
Ratio of net investment income to average net assets	1.12[b]	1.86	1.45	1.45	2.13	2.45
Portfolio Turnover Rate	41.48[b,c]	64.43[c]	62.64[c]	61.77[c]	83.22	90.36
Net Assets, end of period ($ x 1,000)	4,350	3,727	1,848	665	431	165

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended February 28, 2007, August 31, 2006, August 31, 2005 and August 31, 2004, were 38.96%, 61.53%, 45.79% and 55.45%, respectively.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund seek capital appreciation and Mellon Income Stock Fund seeks total return (consisting of capital appreciation and income). Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income.

Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Mellon Mid Cap Stock Fund no longer offers Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculate their net asset values, the funds may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund

Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Trust's Board, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Trust's Board. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. It is the funds' policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Foreign currency transactions: Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Foreign currency exchange contracts: Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of February 28, 2007, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. Table 1 summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at February 28, 2007.

(f) Concentration of risk: Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic factors. Risks include changes in currency exchange rates, a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity. Mellon Balanced Fund invests in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market con-

Table 1.

Mellon International Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 3/2/2007	2,655,710	5,202,270	5,215,283	13,013
Euro, expiring 3/2/2007	89,960	119,134	119,026	(108)
Japanese Yen, expiring 3/2/2007	8,000,000	67,573	67,610	37
Swedish Krona, expiring 3/2/2007	16,779,267	2,390,433	2,396,456	6,023
Swiss Franc, expiring 3/2/2007	3,409,243	2,792,151	2,798,361	6,210
Sales:		**Proceeds ($)**		
Australian Dollar, expiring 3/1/2007	1,117,777	884,944	880,696	4,248
Australian Dollar, expiring 3/2/2007	755,583	595,248	595,324	(76)
British Pound, expiring 3/1/2007	60,597	119,134	119,000	134
Euro, expiring 3/1/2007	3,440,580	4,557,392	4,552,231	5,161
Euro, expiring 3/2/2007	129,719	172,239	171,631	608
Swiss Franc, expiring 3/1/2007	608,380	497,815	499,368	(1,553)
Total				**33,697**

Mellon Emerging Markets Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 3/2/2007	336,448	659,068	660,717	1,649
Hong Kong Dollar, expiring 3/1/2007	1,871,638	239,597	239,548	(49)
Israeli Shekel, expiring 3/1/2007	5,569,443	1,324,471	1,321,025	(3,446)
Mexican Peso, expiring 3/1/2007	2,321,824	208,054	207,875	(179)
South Korean Won, expiring 3/2/2007	383,000,565	407,491	406,690	(801)
Thai Bhat, expiring 3/1/2007	425,799	12,015	12,233	218
Thai Bhat, expiring 3/2/2007	162,479	4,585	4,668	83
Sales:		**Proceeds ($)**		
South Korean Won, expiring 3/2/2007	10,454,696	11,118	11,101	17
Turkish Lira, expiring 3/2/2007	414,556	292,766	293,387	(621)
Total				**(3,129)**

ditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(g) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income-net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income-net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(h) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the funds' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

Table 2 summarizes each fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2006. The tax character of current year distributions will be determined at the end of the current fiscal year.

Table 2.

	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Large Cap Stock Fund	17,194,502	-
Mellon Income Stock Fund	8,505,042	9,967,620
Mellon Mid Cap Stock Fund	20,235,607	167,605,476
Mellon Small Cap Stock Fund	3,248,365	109,919,597
Mellon International Fund	68,050,406	136,022,669
Mellon Emerging Markets Fund	57,206,290	143,937,287
Mellon Balanced Fund	8,020,129	6,315,594

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowing. During the period ended February 28, 2007, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund did not borrow under the line of credit.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2007 for the Mellon Large Cap Stock Fund was approximately $945,300, with a related weighted average annualized interest rate of 5.82%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2007 for the Mellon Small Cap Stock Fund was approximately $176,400, with a related weighted average annualized interest rate of 5.79%.

NOTE 4-Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65% of the Mellon Large Cap Stock Fund, .65% of the Mellon Income Stock Fund, .75% of the Mellon Mid Cap Stock Fund, .85% of the Mellon Small Cap Stock Fund, .85% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65% (equity investments), .40% (debt securities) and .15% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

No administration fee is applied to assets held by the Mellon Balanced Fund, which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

During the period ended February 28, 2007, the Distributor retained $3,150 from CDSC on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

(b) Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2007, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $20,543 pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares. Each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 3 summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2007, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statements of Operations include fees paid to the transfer agent.

Table 3.

Mellon Large Cap Stock Fund	$11,271
Mellon Income Stock Fund	1,995
Mellon Mid Cap Stock Fund, Investor shares	38,907
Mellon Mid Cap Stock Fund, Dreyfus Premier shares	6,847
Mellon Small Cap Stock Fund	7,750
Mellon International Fund	11,835
Mellon Emerging Markets Fund	12,651
Mellon Balanced Fund	4,093

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement with Mellon Bank and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. Table 4 summarizes the amounts the funds were charged during the period ended February 28, 2007, pursuant to the custody agreements.

Table 4.

Mellon Large Cap Stock Fund	$66,313
Mellon Income Stock Fund	15,682
Mellon Mid Cap Stock Fund	54,518
Mellon Small Cap Stock Fund	33,339
Mellon International Fund	1,177,053
Mellon Emerging Markets Fund	1,414,134
Mellon Balanced Fund	17,946

During the period ended February 28, 2007, each fund was charged $2,044 for services performed by the Chief Compliance Officer.

Table 5 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket

Table 5.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)
Mellon Large Cap Stock Fund	966,747	-	1,958	36,408	2,726
Mellon Income Stock Fund	221,606	-	324	7,791	2,726
Mellon Mid Cap Stock Fund	976,412	2,985	6,970	25,866	2,726
Mellon Small Cap Stock Fund	429,693	-	1,052	20,171	2,726
Mellon International Fund	1,809,693	-	1,924	567,684	2,726
Mellon Emerging Markets Fund	1,233,703	-	1,924	610,396	2,726
Mellon Balanced Fund	122,104	-	849	8,375	2,726

expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000.

(e) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and foreign currency exchange contracts, during the period ended February 28, 2007, of which $8,341,495 in purchases and $8,885,354 in sales were from mortgage dollar roll transactions in the Mellon Balanced Fund.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

Table 7 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2007.

At February 28, 2007, the cost of investments for each fund for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

Table 6.

	Purchases ($)	Sales ($)
Mellon Large Cap Stock Fund	1,114,072,512	1,129,365,725
Mellon Income Stock Fund	189,651,464	195,647,128
Mellon Mid Cap Stock Fund	906,672,083	1,000,269,336
Mellon Small Cap Stock Fund	601,612,382	698,355,015
Mellon International Fund	974,562,006	1,033,447,340
Mellon Emerging Markets Fund	424,458,524	410,816,322
Mellon Balanced Fund	154,387,375	146,419,065

Table 7.

	Gross Appreciation ($)	Gross Depreciation ($)	Net ($)
Mellon Large Cap Stock Fund	404,322,942	5,569,684	398,753,258
Mellon Income Stock Fund	88,521,092	3,087,113	85,433,979
Mellon Mid Cap Stock Fund	302,088,966	26,259,715	275,829,251
Mellon Small Cap Stock Fund	94,677,202	17,609,039	77,068,163
Mellon International Fund	393,637,726	39,136,516	354,501,210
Mellon Emerging Markets Fund	308,208,339	33,630,880	274,577,459
Mellon Balanced Fund	41,156,365	1,288,337	39,868,028

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government Securities Fund

SEMIANNUAL REPORT February 28, 2007


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for the Mellon Funds Trust, covering the six-month period from September 1, 2006, through February 28, 2007.

The reporting period proved to be a time of relatively low volatility in the U.S. bond market, as short-term interest rates stabilized and yields of 10-year Treasury securities remained within a relatively narrow range. Fixed income investors ignored some of the bond markets' more negative influences, including bouts of economic uncertainty, softening real estate markets, an inverted yield curve and ongoing geopolitical turmoil.

Investors disregarded these near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth with subdued inflation risk and relatively strong credit fundamentals.

Municipal bonds also fared well despite a bout of weakness in January 2007 as prices generally were propelled higher by stabilized short-term rates, moderating inflationary pressures, and robust demand for tax-exempt securities from non-traditional investors, such as leveraged structured trading accounts and hedge funds.

We believe that investors reacting to near-term market influences with extreme shifts in investment strategy rarely is the best decision. Instead, a better course is to set a portfolio mix designed to meet long-term financial goals while attempting to manage short-term market volatility. As always, we encourage you to talk with your portfolio manager to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares achieved a total return of 3.70%, and its Investor shares achieved a total return of 3.51%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, achieved a total return of 3.66% for the same period.[2]

Fixed-income securities generally rallied during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth. The fund produced returns that were in line with the benchmark, primarily due to the success of our duration management strategy.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in bonds must be rated investment grade quality at the time of purchase[3] or, if unrated, deemed of comparable quality by the investment adviser. Generally, the average effective duration of the fund's portfolio will not exceed eight years.

What other factors influenced the fund's performance?

The economic characteristics of the current reporting period stood in stark contrast to those of the six months that preceded it. In the months before the reporting period began, interest rates climbed, inflationary pressures intensified and economic growth remained robust, sparking concerns that an overheated economy might derail the bond market. However, investor sentiment subsequently improved when U.S. economic growth moderated amid cooling housing markets. Inflationary pressures also appeared to diminish, as evidenced by a sharp decline in energy prices. As a result, after 17 increases in short-term interest rates since June 2004, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at 5.25% at each of five meetings between July 2006 and February 2007. Investors reacted favorably to the Fed's shift in policy, and the bond market generally rallied.

Despite the apparent economic slowdown, business fundamentals remained healthy in most industries, supporting prices of corporate bonds across the credit-rating spectrum. In the U.S. government securities market, low levels of volatility helped mortgage-backed securities, asset-backed securities and other high-quality "yield advantaged" instruments outperform U.S. Treasury securities.

The fund benefited in this environment from its relatively short average duration early in the reporting period, when investors' economic and inflation concerns led to temporary weakness among longer-term bonds. We subsequently shifted to a more neutral duration posture as those concerns eased, enabling the fund to participate more fully in the market's rally. We achieved a longer duration posture by selling positions with maturities of one year or less and purchasing securities with maturities in the two- to five-year range. Whenever possible, we acquired longer-term bonds at prices we considered attractive during moments of market weakness, and the fund benefited when prices of these newly purchased bonds bounced back.

The fund also received positive contributions to performance from its holdings of investment-grade corporate bonds. We focused primarily on corporate credits with relatively short maturities, which we regarded as less likely to be affected by unexpected adverse developments. We also avoided issuers that we believed might be vulnerable to activities that tend to be unfriendly to bondholders, such as leveraged buyouts. Instead, we favored regulated industries where such activities are less common, such as banks, insurance companies and real estate investment trusts.

Mortgage-backed securities fared relatively well in an environment of low market volatility, and the fund participated fully in the mortgage sector's performance. However, because we regarded most bond market sectors as neutrally valued, we generally maintained a sector allocation strategy that was similar to that of the benchmark. This strategy enabled us to focus more intently on adding value through our duration management, yield curve and security selection strategies.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors might be becoming more sensitive to risk. More specifically, the U.S. stock and bond markets reacted negatively to reports of a surge in the default rate among holders of sub-prime mortgages. As a result, we have maintained a generally defensive investment posture, emphasizing broad diversification across market sectors and seeking to manage unexpected weakness in any individual security or sector from having a disproportionate effect on the fund.

In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Accordingly, we have maintained the fund's average duration in the neutral range. We believe this is a prudent strategy until we see clearer signs of the economy's health and the direction of future Fed policy.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

3 *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares achieved a total return of 3.20%, and its Investor shares achieved a total return of 2.99%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a 3.27% total return for the same period.[2]

Fixed-income securities generally rallied during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth.

What is the fund's investment approach?

The fund seeks total return (consisting of capital appreciation and current income). To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in bonds must be rated investment grade at the time of purchase[3] or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and the average effective duration of the fund's portfolio will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose bonds based on yield, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

What other factors influenced the fund's performance?

The economic characteristics of the current reporting period stood in stark contrast to those of the six months that preceded it. In the months before the reporting period began, interest rates climbed, inflationary pressures intensified and economic growth remained robust, sparking concerns that an overheated economy might derail the bond market. However, investor sentiment subsequently improved when U.S. economic growth moderated amid cooling housing markets. Inflationary pressures also appeared to diminish, as evidenced by a sharp decline in energy prices. As a result, after 17 increases in short-term interest rates since June 2004, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at 5.25% at each of five meetings between July 2006 and February 2007. Investors reacted favorably to the Fed's shift in policy, and the bond market generally rallied.

Despite the apparent economic slowdown, business fundamentals remained healthy in most industries, supporting prices of corporate bonds across the credit-rating spectrum. In the U.S. government securities market, low levels of volatility helped mortgage-backed securities, asset-backed securities and other high-quality "yield advantaged" instruments outperform U.S. Treasury securities.

The fund benefited in this environment from its relatively short average duration early in the reporting period, when investors' economic and inflation concerns led to temporary weakness among longer-term bonds. We subsequently shifted to a more neutral duration posture as those concerns eased, enabling the fund to participate more fully in the market's rally. We achieved a longer duration posture by selling positions with maturities of one year or less and purchasing securities with maturities in the two- to four-year range. Whenever possible, we acquired intermediate-term bonds at prices we considered attractive during moments of market weakness, and the fund benefited when prices of these newly purchased bonds bounced back.

The fund also received positive contributions to performance from its holdings of investment-grade corporate bonds. We focused primarily on corporate credits with relatively short maturities, which we regarded as less likely to be affected by unexpected adverse developments. We also avoided issuers that we believed might be vulnerable to activities that tend to be unfriendly to bondholders, such as leveraged buyouts. High-quality mortgage-backed and asset-backed securities fared relatively well in an environment of low market volatility, and the fund benefited from its allocation in these sectors returns.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors may be becoming more sensitive to risk. More specifically, the U.S. stock and bond markets reacted negatively to reports of a surge in the default rate among holders of sub-prime mortgages. As a result, we have maintained a generally defensive investment posture, emphasizing broad diversification across market sectors and seeking to manage unexpected weakness in any individual sector from having a disproportionate effect on the fund.

In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Accordingly, we have maintained the fund's average duration in the neutral range. We believe this is a prudent strategy until we see clearer signs of the economy's health and the direction of future Fed policy.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

3 *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, CFA, Portfolio Manager

How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund's Class M shares achieved a total return of 2.41%, and its Investor shares achieved a total return of 2.17%.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of 2.53% for the same period.[2]

Short-term U.S. government securities traded within a relatively narrow range as the Federal Reserve Board (the "Fed") held short-term interest rates steady over the reporting period. While short-term bond yields stabilized, longer-term yields generally fell, causing yield differences to narrow across the market's maturity spectrum. The fund's returns were lower than its benchmark, due in part to our duration strategy, which hindered the fund's performance during periods of heightened market volatility.

What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations ("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and the average effective duration of the fund's portfolio will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

What other factors influenced the fund's performance?

Investor sentiment generally improved during the reporting period as U.S. economic growth moderated and inflation concerns eased amid cooling housing markets. After 17 consecutive increases in short-term interest rates since June 2004, the Fed decided at its meeting in August 2006—just weeks before the reporting period began—to hold the overnight federal funds rate steady at 5.25%. The Fed cited in its decision the likelihood that slower economic growth would relieve prevailing inflationary pressures. The Fed continued to hold interest rates steady between September 2006 and February 2007.

Investors reacted favorably to the shift in Fed policy, causing longer-term bonds to rally and yield differences along the market's maturity spectrum to narrow well beyond historical norms. At times, yields of intermediate-term U.S. Treasury securities were lower than shorter-term yields, a phenomenon known as an "inverted yield curve." Although an inverted yield curve sometimes has been considered a harbinger of economic weakness, some analysts believe the yield curve's inversion was due primarily to supply-and-demand dynamics.

In this market environment, we maintained the fund's average duration in a range that was slightly shorter than the benchmark. We achieved this position by employing a mildly "barbelled" yield curve strategy that balanced instruments with maturities of less than one year with securities in the three- to four-year range. This positioning helped the fund capture incrementally higher yields when the yield curve inverted. We increased the fund's average duration to the neutral range by the end of February, when mixed economic signals pushed back expectations of a potential reduction in short-term interest rates.

In addition, the fund benefited from our emphasis on higher-yielding segments of the U.S. government securities market, including U.S. government agency debentures and mortgage-backed securities backed by U.S. government agencies. More specifically, we focused on high-quality mortgage-backed securities backed by seasoned balloon mortgages or hybrid adjustable-rate mortgages. Low levels of market volatility helped these "yield advantaged" securities outperform nominal U.S. Treasury securities.

What is the fund's current strategy?

As of the reporting period's end, we have maintained the fund's generally neutral average duration amid greater uncertainty regarding Fed policy. Mixed signals, including stronger-than-expected economic data and subdued inflation, have delayed expectations of a possible easing of monetary policy later this year. We may look for additional opportunities to extend the fund's duration further as opportunities to do so arise. In addition, we have maintained the fund's mild emphasis on high-quality mortgage-backed securities and agency debentures. Although turmoil among sub-prime mortgages has roiled that segment of the market, higher-quality mortgage-backed securities have so far been relatively insulated from heightened volatility.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.83	$ 4.09
Ending value (after expenses)	$1,037.00	$1,035.10
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.82	$ 4.13
Ending value (after expenses)	$1,032.00	$1,029.90
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.86	$ 4.26
Ending value (after expenses)	$1,024.10	$1,021.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

	Class M Shares	Investor Shares
Mellon Bond Fund		
Expenses paid per $1,000†	$ 2.81	$ 4.06
Ending value (after expenses)	$1,022.02	$1,020.78
Mellon Intermediate Bond Fund		
Expenses paid per $1,000†	$ 2.81	$ 4.11
Ending value (after expenses)	$1,022.02	$1,020.73
Mellon Short-Term U.S. Government Securities Fund		
Expenses paid per $1,000†	$ 2.86	$ 4.26
Ending value (after expenses)	$1,021.97	$1,020.58

† *Expenses are equal to the Mellon Bond Fund annualized expense ratio of .56% for Class M and .81% for Investor shares, Mellon Intermediate Bond Fund .56% for Class M and .82% for Investor shares and Mellon Short-Term U.S. Government Securities Fund .57% for Class M and .85% for Investor shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Bond Fund

Bonds and Notes—98.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables—4.4%				
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,365,000	2,346,947
Harley-Davidson Motorcycle Trust, Ser. 2007-1, Cl. A4	5.21	6/17/13	3,715,000	3,743,534
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	6,940,000	6,813,301
Honda Auto Receivables Owner Trust, Ser. 2006-3, Cl. A4	5.11	4/15/12	6,180,000	6,208,675
Honda Automobile Receivables Owner Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	1,470,000	1,475,483
Household Automotive Trust, Ser. 2007-1, Cl. A4	5.33	11/17/13	3,960,000	3,994,060
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. A4	5.15	5/15/13	3,600,000	3,614,616
Nissan Auto Lease Trust, Ser. 2006-A, Cl. A4	5.10	7/16/12	6,780,000	6,795,067
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	4,910,000	4,842,742
				39,834,425
Asset-Backed Ctfs./Equipment—.5%				
CIT Equipment Collateral, Ser. 2006-VT2, Cl. A4	5.05	4/20/14	2,535,000	2,538,720
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	2,305,000	2,280,956
				4,819,676
Automotive, Trucks & Parts—.8%				
Johnson Controls, Sr. Notes	5.25	1/15/11	7,110,000	**7,133,499**
Bank & Finance—9.6%				
AEP Texas Central Transition Funding, Scd. Bonds, Ser. A-4	5.17	1/1/18	7,090,000	7,104,873
Agua Caliente Band of Cahuilla Indians, Scd. Notes	6.08	10/1/16	2,635,000 [a]	2,653,840
AXA Financial, Sr. Notes	7.75	8/1/10	5,000,000	5,413,870
Bank of America, Sub. Notes	5.42	3/15/17	10,600,000 [a]	10,656,244
BankAmerica Capital II, Gtd. Cap. Secs., Ser. 2	8.00	12/15/26	6,775,000	7,051,285
Bear Stearns Cos., Notes	4.50	10/28/10	2,000,000	1,965,314
Caterpillar Financial Services, Notes	5.05	12/1/10	4,540,000	4,558,700
CIT Group, Sr. Notes	7.75	4/2/12	4,365,000	4,850,912
Citigroup, Sub. Notes	5.00	9/15/14	4,000,000	3,932,980
Goldman Sachs Group, Gtd. Cap. Secs.	6.35	2/15/34	6,455,000	6,615,045
HSBC Holdings, Sub. Notes	6.50	5/2/36	4,500,000	4,950,279
International Lease Finance, Notes	5.75	6/15/11	3,635,000 [b]	3,728,947
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	1,800,000	1,835,645
John Deere Capital, Notes	7.00	3/15/12	4,360,000	4,723,724
Lehman Brothers Holdings, Sub. Notes	5.75	1/3/17	7,180,000	7,293,042
Morgan Stanley, Sub. Notes	4.75	4/1/14	7,210,000	6,924,477
PNC Funding, Bank Gtd. Notes	4.50	3/10/10	2,825,000	2,782,173
				87,041,350
Building & Construction—.4%				
CRH America, Gtd. Notes	5.30	10/15/13	3,495,000	**3,464,073**
Commercial & Professional Services—.8%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	7,400,000 [a]	**7,355,082**

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.–6.3%				
Banc of America Commercial Mortgage, Ser. 2005-6, Cl. AM	5.18	9/10/47	10,820,000 [c]	10,807,860
Citigroup/Deutsche Bank Commercial Mortgage Association, Ser. 2006-CD3, Cl. AM	5.65	10/15/48	3,280,000	3,358,749
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.43	1/15/46	3,870,000 [c]	3,915,922
Four Times Square Trust, Ser. 2006-4TS, Cl. A	5.40	12/13/28	13,000,000 [a]	12,971,130
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	3,720,000	3,595,211
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	3,075,000 [c]	3,001,515
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB15, Cl. AM	5.86	6/12/43	6,080,000 [c]	6,333,116
LB-UBS Commercial Mortgage Trust, Ser. 2006-C6, Cl. AM	5.41	9/15/39	3,890,000	3,919,794
LB-UBS Commercial Mortgage Trust, Ser. 2006-C3, Cl. AM	5.71	3/15/39	5,055,000 [c]	5,207,583
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4, Cl. AM	5.92	6/15/38	4,000,000 [c]	4,202,503
				57,313,383
Financial Services–.5%				
Verizon Communications, Sr. Unscd. Notes	5.55	2/15/16	4,340,000	**4,383,400**
Food & Beverages–.4%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	3,805,000	**3,843,488**
Foreign/Governmental–1.1%				
Province of Ontario, Notes	5.13	7/17/12	3,500,000	3,543,638
United Mexican States, Notes	5.63	1/15/17	4,705,000	4,735,583
United Mexican States, Notes	6.63	3/3/15	1,480,000	1,589,520
				9,868,741
Health Care–.4%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	3,380,000	**3,465,392**
Industrials–2.8%				
Devon Financing, Gtd. Notes	6.88	9/30/11	3,000,000	3,202,524
Emerson Electric, Notes	5.00	12/15/14	3,500,000	3,456,961
Fortune Brands, Sr. Unscd. Notes	5.13	1/15/11	4,150,000 [b]	4,120,012
International Business Machines, Debs.	7.00	10/30/25	2,000,000	2,332,828
Oracle, Notes	5.00	1/15/11	7,000,000	7,003,801
Wal-Mart Stores, Bonds	5.25	9/1/35	5,310,000	5,014,477
				25,130,603
Media & Telecommunications–4.2%				
AT & T, Notes	6.80	5/15/36	2,500,000	2,749,353
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	4,180,000	4,308,476
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	4,200,000	4,281,732
Comcast, Gtd. Notes	5.90	3/15/16	6,400,000	6,599,866

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
News America Holdings, Gtd. Debs.	7.60	10/11/15	3,750,000	4,247,738
SBC Communications, Sr. Unscd. Notes	5.88	8/15/12	4,320,000	4,460,910
Time Warner, Gtd. Debs.	6.50	11/15/36	4,480,000 [b]	4,663,375
Univision Communications, Gtd. Notes	3.50	10/15/07	6,825,000	6,731,156
				38,042,606
Real Estate Investment Trusts—1.1%				
ERP Operating, Notes	6.95	3/2/11	4,000,000	4,258,924
Simon Property Group, Unscd. Notes	5.75	5/1/12	5,265,000	5,410,045
				9,668,969
Residential Mortgage Pass-Through Ctfs.—.6%				
Washington Mutual, Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	1,259,752	1,223,407
Washington Mutual, Ser. 2004-AR9, Cl. A6	4.15	8/25/34	4,510,000 [c]	4,411,989
				5,635,396
U.S. Government Agencies—8.1%				
Federal Home Loan Banks, Bonds	5.25	11/3/09	6,195,000	6,217,952
Federal Home Loan Banks, Bonds	5.40	10/23/09	5,210,000	5,212,110
Federal Home Loan Banks, Bonds, Ser. 659	5.50	6/5/09	4,470,000	4,474,282
Federal Home Loan Banks, Bonds	5.75	8/7/09	4,590,000	4,598,326
Federal Home Loan Banks, Bonds, Ser. 670	5.88	6/29/09	4,510,000	4,517,387
Federal Home Loan Mortgage Association, Notes	5.40	2/2/12	4,830,000	4,851,218
Federal Home Loan Mortgage Association, Notes	5.40	3/2/12	5,165,000 [d]	5,167,846
Federal Home Loan Mortgage Corp., Notes	4.88	3/15/07	6,665,000	6,663,820
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	6,685,000	6,685,735
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	5,345,000	5,370,581
Federal National Mortgage Association, Notes	5.20	11/8/10	4,625,000	4,618,063
Federal National Mortgage Association, Notes, Ser. 1	5.30	10/10/08	4,635,000	4,637,605
Federal National Mortgage Association, Notes	5.60	6/15/09	6,355,000	6,359,550
Federal National Mortgage Association, Notes	5.75	6/9/11	4,710,000	4,737,869
				74,112,344
U.S. Government Agencies/Mortgage-Backed—35.6%				
Federal Home Loan Mortgage Corp.:				
4.50%, 9/1/18–3/1/21			22,018,518	21,337,476
5.00%, 10/1/18–7/1/36			31,027,089	30,176,025
5.11%, 10/1/35			6,144,867 [c]	6,110,453
5.50%, 9/1/19–3/1/35			31,266,035	31,193,560
6.00%, 7/1/17–7/1/20			4,323,591	4,397,057
7.00%, 4/1/32–8/1/36			4,624,951	4,758,308
Ser. 1660, Cl. H, 6.50%, 1/15/09			951,552	951,143

Mellon Bond Fund (continued)

Bonds and Notes (continued)			Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)				
Federal National Mortgage Association:				
3.98%, 3/1/35			7,650,907 [c]	7,557,007
4.57%, 3/1/35			3,656,900 [c]	3,594,508
4.95%, 9/1/35			7,112,483 [c]	7,052,292
5.00%, 5/1/19–4/1/36			44,038,473	43,028,831
5.07%, 10/1/35			7,183,273 [c]	7,144,353
5.50%, 1/1/20–4/1/36			67,605,206	67,248,853
6.00%, 9/1/21–1/1/37			30,069,892 [d]	30,420,694
6.50%, 4/1/17–11/1/36			31,923,143	32,559,394
7.00%, 4/1/32–12/1/36			12,823,931	13,197,792
7.50%, 7/1/32			773,970	805,231
8.00%, 7/1/07–5/1/08			58,995	59,207
Government National Mortgage Association I:				
5.50%, 2/15/36			8,122,261 [d]	8,111,930
6.00%, 10/15/08–10/15/33			2,853,733	2,896,933
7.00%, 5/15/23–12/15/23			750,170	781,760
8.00%, 5/15/07–2/15/08			104,156	104,372
9.00%, 12/15/09			708,698	719,896
7.00%, 12/15/23			391,948	408,452
				324,615,527
U.S. Government Securities–20.3%				
U.S. Treasury Bonds:				
4.50%, 2/15/36			8,510,000 [b]	8,256,036
6.25%, 8/15/23			37,870,000 [b]	44,192,548
U.S. Treasury Notes:				
4.00%, 11/15/12			43,860,000 [b]	42,799,509
4.25%, 1/15/11			12,740,000 [b]	12,623,556
4.25%, 11/15/13			7,675,000 [b]	7,556,882
4.63%, 8/31/11			14,585,000	14,658,508
4.63%, 2/29/12			36,650,000	36,853,297
4.63%, 11/15/16			3,635,000 [b]	3,652,183
4.63%, 2/15/17			10,710,000 [b]	10,775,267
4.88%, 8/15/16			3,685,000 [b]	3,771,656
				185,139,442
Utilities–.9%				
FPL Group Capital, Gtd. Debs.	6.13	5/15/07	6,000,000	6,009,690
Southern California Edison, First Mortgage Bonds	4.65	4/1/15	2,200,000	2,117,188
				8,126,878
Total Bonds and Notes (cost $897,344,103)				**898,994,274**

Mellon Bond Fund (continued)

Other Investment—2.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $19,364,000)	19,364,000 [e]	**19,364,000**
Investment of Cash Collateral for Securities Loaned—10.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $97,154,264)	97,154,264 [e]	**97,154,264**
Total Investments (cost $1,013,862,367)	**111.6%**	**1,015,512,538**
Liabilities, Less Cash and Receivables	**(11.6%)**	**(105,154,031)**
Net Assets	**100.0%**	**910,358,507**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $33,636,296 or 3.7% of net assets.*
[b] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $125,547,818 and the total market value of the collateral held by the fund is $135,350,332, consisting of cash collateral of $97,154,264 and Letters of Credit valued at $38,196,068.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Purchased on a delayed delivery basis.*
[e] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	64.0	Asset/Mortgage-Backed	11.8
Corporate Bonds	21.9	Foreign/Governmental	1.1
Money Market Investments	12.8		**111.6**

† *Based on net assets.*
See notes to financial statements.

Mellon Intermediate Bond Fund

Bonds and Notes—98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables—4.4%				
Harley-Davidson Motorcycle Trust, Ser. 2005-3, Cl. A2	4.41	6/15/12	2,350,000	2,332,061
Harley-Davidson Motorcycle Trust, Ser. 2007-1, Cl. A4	5.21	6/15/13	2,020,000	2,035,515
Honda Auto Receivables Owner Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	4,660,000	4,574,926
Honda Auto Receivables Owner Trust, Ser. 2006-3, Cl. A4	5.11	4/15/12	4,670,000	4,691,669
Honda Automobile Receivables Owner Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	2,395,000	2,403,933
Household Automotive Trust, Ser. 2007-1, Cl. A4	5.33	11/17/13	2,125,000	2,143,277
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. A4	5.15	5/15/13	2,680,000	2,690,881
Nissan Auto Lease Trust, Ser. 2006-A, Cl. A4	5.10	7/16/12	6,575,000	6,589,612
Onyx Acceptance Grantor Trust, Ser. 2005-A, Cl. A4	3.91	9/15/11	3,150,000	3,106,851
				30,568,725
Asset-Backed Ctfs./Equipment—1.1%				
Caterpillar Financial Asset Trust, Ser. 2005-A, Cl. A4	4.10	6/25/10	2,700,000	2,669,400
CIT Equipment Collateral, Ser. 2006-VT2, Cl. A4	5.05	4/20/14	3,185,000	3,189,673
CNH Equipment Trust, Ser. 2005-A, Cl. A4B	4.29	6/15/12	1,660,000	1,642,685
				7,501,758
Automotive, Trucks & Parts—.8%				
Johnson Controls, Sr. Notes	5.25	1/15/11	5,715,000	**5,733,888**
Bank & Finance—13.5%				
Agua Caliente Band of Cahuilla Indians, Scd. Notes	6.08	10/1/16	1,965,000 [a]	1,979,049
AXA Financial, Sr. Notes	7.75	8/1/10	3,625,000	3,925,056
Bank of America, Sub. Notes	5.42	3/15/17	8,900,000 [a]	8,947,223
Bank of New York, Sr. Notes, Ser. E	3.63	1/15/09	4,000,000	3,902,880
BankAmerica Capital II, Gtd. Cap. Secs., Ser. 2	8.00	12/15/26	4,975,000	5,177,880
Bear Stearns Cos., Notes	4.50	10/28/10	2,100,000	2,063,580
Caterpillar Financial Services, Notes	5.05	12/1/10	4,975,000	4,995,492
CIT Group, Sr. Notes	7.75	4/2/12	3,665,000	4,072,988
Citigroup, Sub. Notes	5.00	9/15/14	4,400,000	4,326,278
Equitable Cos., Sr. Notes	6.50	4/1/08	1,200,000	1,212,744
General Electric Capital, Notes	5.50	4/28/11	5,265,000	5,361,392
Goldman Sachs Group, Notes	4.75	7/15/13	5,400,000	5,257,705
Household Finance, Notes	4.75	7/15/13	5,400,000	5,296,293
International Lease Finance, Notes	5.75	6/15/11	4,645,000 [b]	4,765,050
John Deere Capital, Notes	7.00	3/15/12	3,660,000	3,965,328
KFW, Gov't Gtd. Notes	4.88	1/17/17	6,185,000	6,202,918
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes	3.25	10/12/07	8,320,000 [b]	8,225,951
Lehman Brothers Holdings, Sub. Notes	5.75	1/3/17	3,760,000	3,819,197
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	5,895,000	6,261,575
Wachovia, Sub. Notes	6.38	2/1/09	4,000,000	4,095,776
				93,854,355
Building & Construction—.7%				
CRH America, Gtd. Notes	5.30	10/15/13	4,930,000	**4,886,374**

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services—.7%				
Seminole Tribe of Florida, Notes	5.80	10/1/13	5,100,000 [a]	**5,069,043**
Commercial Mortgage Pass-Through Ctfs.—2.6%				
Citigroup/Deutsche Bank Commercial Mortgage Association, Ser. 2006-CD3, Cl. AM	5.65	10/15/48	4,485,000	4,592,680
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.43	1/15/46	3,735,000 [c]	3,779,320
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A4	4.76	7/10/39	2,800,000	2,709,452
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	2,405,000	2,324,323
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-CB12, Cl. AM	4.95	9/12/37	1,985,000 [c]	1,937,563
LB-UBS Commercial Mortgage Trust, Ser. 2006-C4, Cl. AM	5.92	6/15/38	2,800,000 [c]	2,941,752
				18,285,090
Food & Beverages—.4%				
Diageo Finance, Gtd. Notes	5.50	4/1/13	2,670,000	**2,697,007**
Foreign/Governmental—2.0%				
Province of Ontario, Notes	5.13	7/17/12	2,200,000	2,227,430
Quebec Province, Sr. Unsub. Debs.	5.75	2/15/09	10,560,000	10,747,905
United Mexican States, Notes	6.63	3/3/15	1,064,000	1,142,736
				14,118,071
Health Care—.6%				
Aetna, Sr. Unsub. Notes	5.75	6/15/11	3,850,000	**3,947,266**
Industrials—2.6%				
Devon Financing, Gtd. Notes	6.88	9/30/11	4,000,000	4,270,032
Emerson Electric, Notes	4.63	10/15/12	3,000,000	2,941,275
Fortune Brands, Sr. Unscd. Notes	5.13	1/15/11	4,140,000 [b]	4,110,084
Oracle, Notes	5.00	1/15/11	7,000,000	7,003,801
				18,325,192
Media & Telecommunications—5.5%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	3,965,000	4,086,868
Cisco Systems, Sr. Unscd. Notes	5.25	2/22/11	7,135,000	7,202,183
Comcast, Gtd. Notes	5.90	3/15/16	4,555,000	4,697,248
News America, Gtd. Notes	4.75	3/15/10	5,315,000	5,268,712
SBC Communications, Sr. Unscd. Notes	5.88	8/15/12	3,045,000	3,144,322
Sprint Capital, Gtd. Notes	8.38	3/15/12	5,250,000	5,893,067
Time Warner, Gtd. Notes	5.50	11/15/11	3,090,000	3,128,044
Univision Communications, Gtd. Notes	3.50	10/15/07	2,595,000	2,559,319
Verizon Global Funding, Notes	7.25	12/1/10	2,400,000	2,571,773
				38,551,536
Real Estate Investment Trusts—1.8%				
ERP Operating, Notes	6.95	3/2/11	1,875,000	1,996,371
Mack-Cali Realty, Sr. Unscd. Notes	7.75	2/15/11	5,280,000	5,726,144
Simon Property Group, Unscd. Notes	5.75	5/1/12	4,350,000	4,469,838
				12,192,353

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retailing–.9%				
Home Depot, Sr. Unscd. Notes	5.25	12/16/13	1,750,000	1,761,078
Wal-Mart Stores, Sr. Unscd. Notes	4.55	5/1/13	4,675,000	4,547,092
				6,308,170
U.S. Government Agencies—16.9%				
Federal Home Loan Banks, Bonds	5.25	11/3/09	7,500,000	7,527,788
Federal Home Loan Banks, Bonds	5.40	9/18/08	6,410,000	6,420,006
Federal Home Loan Banks, Bonds	5.40	10/23/09	6,800,000	6,802,754
Federal Home Loan Banks, Bonds, Ser. 661	5.50	6/13/08	6,090,000	6,098,197
Federal Home Loan Banks, Bonds, Ser. 659	5.50	6/5/09	4,745,000	4,749,546
Federal Home Loan Banks, Bonds	5.75	8/7/09	7,015,000	7,027,725
Federal Home Loan Banks, Bonds, Ser. 670	5.88	6/29/09	7,060,000	7,071,564
Federal Home Loan Mortgage Association, Notes	5.40	2/2/12	7,900,000	7,934,705
Federal Home Loan Mortgage Association, Notes	5.40	3/2/12	6,635,000	6,638,655
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	4,935,000	4,935,543
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	8,475,000	8,515,561
Federal National Mortgage Association, Notes	5.20	11/8/10	8,760,000	8,746,860
Federal National Mortgage Association, Notes	5.25	4/4/08	7,135,000	7,136,249
Federal National Mortgage Association, Notes, Ser. 1	5.30	10/10/08	7,165,000	7,169,027
Federal National Mortgage Association, Notes	5.60	6/15/09	7,695,000	7,700,510
Federal National Mortgage Association, Notes	5.70	7/17/08	6,870,000	6,886,145
Federal National Mortgage Association, Notes	5.75	6/9/11	6,175,000	6,211,537
				117,572,372
U.S. Government Agencies/Mortgage-Backed—1.2%				
Federal Home Loan Mortgage Corp.:				
3.50%, 5/1/08			831,297	808,319
4.50%, 11/1/07			747,013	742,090
4.92%, 11/1/32			641,336 [c]	648,397
REMIC, Ser. 2134, Cl. PM, 5.50%, 3/15/14			1,686,997	1,699,852
Federal National Mortgage Association				
5.00%, 10/1/18			3,728,169	3,688,986
Government National Mortgage Association I:				
6.50%, 9/15/13			434,824	445,865
8.00%, 2/15/08			62,067	62,209
				8,095,718
U.S. Government Securities—41.3%				
U.S. Treasury Notes:				
4.00%, 11/15/12			37,320,000 [b]	36,417,640
4.13%, 8/15/10			7,920,000 [b]	7,824,405
4.25%, 1/15/11			40,170,000 [b]	39,802,846
4.25%, 11/15/13			13,700,000 [b]	13,489,157
4.38%, 8/15/12			4,560,000 [b]	4,539,516
4.50%, 11/15/15			27,000,000 [b]	26,898,777
4.50%, 2/15/16			5,360,000 [b]	5,341,369
4.63%, 8/31/11			30,520,000 [b]	30,673,821
4.63%, 11/15/16			11,755,000 [b]	11,810,566

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes (continued):				
4.88%, 8/15/16			20,870,000 [b]	21,360,779
5.13%, 5/15/16			20,755,000 [b]	21,619,259
6.00%, 8/15/09			65,005,000 [b]	67,112,592
				286,890,727
Utilities—1.0%				
Alabama Power, Sr. Notes, Ser. CC	3.50	11/15/07	3,675,000	3,633,733
FPL Group Capital, Gtd. Debs.	6.13	5/15/07	3,250,000	3,255,249
				6,888,982
Total Bonds and Notes (cost $679,382,078)				**681,486,627**

Other Investment—2.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $14,522,000)	14,522,000 [d]	**14,522,000**

Investment of Cash Collateral for Securities Loaned—32.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $227,479,046)	227,479,046 [d]	**227,479,046**

Total Investments (cost $921,383,124)	**132.8%**	**923,487,673**
Liabilities, Less Cash and Receivables	**(32.8%)**	**(228,006,001)**
Net Assets	**100.0%**	**695,481,672**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $15,995,315 or 2.3% of net assets.*

[b] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $222,798,984 and the total market value of the collateral held by the fund is $228,562,594, consisting of cash collateral of $227,479,046, U.S. Government and agency securities valued at $2,298 and Letters of Credit valued at $1,081,250.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	59.4	Asset/Mortgage-Backed	8.1
Money Market Investments	34.8	Foreign/Governmental	2.0
Corporate Bonds	28.5		**132.8**

† *Based on net assets.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund

Bonds and Notes—98.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies—39.8%				
Federal Home Loan Banks, Bonds	4.75	6/11/08	2,895,000	2,890,695
Federal Home Loan Banks, Bonds	5.25	11/3/09	1,250,000	1,254,631
Federal Home Loan Banks, Bonds	5.30	1/16/09	3,245,000	3,245,461
Federal Home Loan Banks, Bonds	5.30	1/22/10	2,195,000	2,194,107
Federal Home Loan Banks, Bonds	5.40	9/18/08	1,675,000	1,677,614
Federal Home Loan Banks, Bonds	5.40	10/23/09	1,195,000	1,195,484
Federal Home Loan Banks, Bonds, Ser. 661	5.50	6/13/08	1,775,000	1,777,389
Federal Home Loan Banks, Bonds, Ser. 663	5.50	6/27/08	2,000,000	2,002,826
Federal Home Loan Banks, Bonds	5.50	3/2/09	1,105,000 [a]	1,105,274
Federal Home Loan Banks, Bonds, Ser. 659	5.50	6/5/09	1,225,000	1,226,173
Federal Home Loan Banks, Bonds, Ser. 1	5.50	11/3/09	2,500,000	2,500,190
Federal Home Loan Banks, Bonds	5.75	8/7/09	1,755,000	1,758,183
Federal Home Loan Banks, Bonds, Ser. 670	5.88	6/29/09	1,810,000	1,812,965
Federal Home Loan Banks, Bonds, Ser. 4	6.00	6/29/11	1,300,000	1,302,526
Federal Home Loan Mortgage Association, Notes	5.30	2/27/09	3,310,000	3,310,142
Federal Home Loan Mortgage Corp., Notes	4.63	12/19/08	1,240,000	1,235,853
Federal Home Loan Mortgage Corp., REMIC, Ser. 2495, Cl. UC	5.00	7/15/32	140,386	139,581
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	3,000,000	3,000,330
Federal National Mortgage Association, Whole Loan, Ser. 2003-W19, Cl. 1A4	4.78	11/25/33	1,325,300	1,314,883
Federal National Mortgage Association, Notes, Ser. 1	5.10	2/22/08	3,000,000	3,002,064
Federal National Mortgage Association, Notes	5.25	4/4/08	1,975,000	1,975,345
Federal National Mortgage Association, Notes	5.25	6/15/08	2,300,000	2,310,012
Federal National Mortgage Association, Notes, Ser. 1	5.30	10/10/08	1,675,000	1,675,941
Federal National Mortgage Association, Notes	5.33	1/29/10	3,360,000	3,367,647
Federal National Mortgage Association, Notes	5.60	6/15/09	1,215,000	1,215,870
Federal National Mortgage Association, Notes	5.70	7/17/08	1,800,000	1,804,230
				50,295,416
U.S. Government Agencies/Mortgage-Backed—7.6%				
Federal Home Loan Mortgage Corp.:				
3.50%, 5/1/08–9/1/08			3,331,199	3,244,226
4.00%, 2/1/08–3/1/10			2,936,588	2,890,817
4.50%, 11/1/07–5/1/08			1,299,518	1,290,512
4.92%, 11/1/32			160,334 [b]	162,099
5.00%, 3/1/08–4/1/09			224,351	223,629
Federal National Mortgage Association:				
4.50%, 1/1/10			252,931	248,308
4.74%, 6/1/32			377,146 [b]	384,323
4.84%, 3/1/32			61,937 [b]	62,348
5.50%, 6/1/09			62,909	63,194
5.86%, 6/1/32			253,717 [b]	258,982
6.71%, 4/1/32			38,281 [b]	38,983
6.79%, 5/1/32			75,399 [b]	76,738
7.09%, 3/1/32			31,181 [b]	31,613
7.20%, 6/1/32			79,717 [b]	80,642

Mellon Short-Term U.S. Government Securities Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I		
6.00%, 12/15/08–4/15/09	581,636	585,532
		9,641,946
U.S. Government Securities–51.4%		
U.S. Treasury Notes:		
3.50%, 12/15/09	10,605,000	10,314,200
4.13%, 8/15/10	9,000,000 [c]	8,891,370
4.75%, 11/15/08	10,250,000 [c]	10,262,413
5.75%, 8/15/10	3,250,000 [c]	3,378,606
6.00%, 8/15/09	15,455,000 [c]	15,956,082
6.50%, 2/15/10	15,165,000	15,975,979
		64,778,650
Total Bonds and Notes (cost $124,882,884)		**124,716,012**

Other Investment–1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,935,000)	1,935,000 [d]	**1,935,000**

Investment of Cash Collateral for Securities Loaned–27.4%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $34,600,344)	34,600,344 [d]	**34,600,344**

Total Investments (cost $161,418,228)	**127.7%**	**161,251,356**
Liabilities, Less Cash and Receivables	**(27.7%)**	**(35,020,572)**
Net Assets	**100.0%**	**126,230,784**

[a] *Purchased on a delayed delivery basis.*
[b] *Variable rate security—interest rate subject to periodic change.*
[c] *All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $37,857,708 and the total market value of the collateral held by the fund is $38,652,745, consisting of cash collateral of $34,600,344 and Letters of Credit valued at $4,052,401.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)
U.S. Government & Agencies	98.8
Money Market Investments	28.9
	127.7

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Assets ($):			
Investments in securities—			
See Statement of Investments+—Note 2(c)			
(including securities loaned)++—Note 2(b):			
Unaffiliated issuers	898,994,274	681,486,627	124,716,012
Affiliated issuers	116,518,264	242,001,046	36,535,344
Receivable for investment securities sold	54,470,411	4,714,386	–
Receivable for shares of Beneficial Interest subscribed	676,698	1,325,027	186,099
Dividend and interest receivable	6,926,496	6,535,625	866,245
Paydowns receivable	293	25,564	6,391
Prepaid expenses	20,585	33,043	11,113
	1,077,607,021	**936,121,318**	**162,321,204**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 4(b)	297,390	225,604	40,122
Due to Administrator—Note 4(a)	88,808	67,852	12,490
Cash overdraft due to Custodian	1,848,331	1,189,571	274,175
Liability for securities loaned—Note 2(b)	97,154,264	227,479,046	34,600,344
Payable for investment securities purchased	67,436,395	11,251,717	1,105,000
Payable for shares of Beneficial Interest redeemed	384,859	384,764	26,329
Accrued expenses	38,467	41,092	31,960
	167,248,514	**240,639,646**	**36,090,420**
Net Assets ($)	**910,358,507**	**695,481,672**	**126,230,784**
Composition of Net Assets ($):			
Paid-in capital	928,058,322	717,592,620	136,639,522
Accumulated distributions in excess of investment income—net	(657,082)	(1,375,449)	(293,778)
Accumulated net realized gain (loss) on investments	(18,692,904)	(22,840,048)	(9,948,088)
Accumulated net unrealized appreciation (depreciation) on investments	1,650,171	2,104,549	(166,872)
Net Assets ($)	**910,358,507**	**695,481,672**	**126,230,784**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	906,732,531	694,418,618	126,152,741
Shares Outstanding	73,265,009	56,757,422	10,513,018
Net Asset Value Per Share ($)	**12.38**	**12.23**	**12.00**
Investor Shares			
Net Assets ($)	3,625,976	1,063,054	78,043
Shares Outstanding	293,527	86,927	6,503
Net Asset Value Per Share ($)	**12.35**	**12.23**	**12.00**
† **Investments at cost ($):**			
Unaffiliated issuers	897,344,103	679,382,078	124,882,884
Affiliated issuers	116,518,264	242,001,046	36,535,344
†† **Value of securities loaned ($)**	**125,547,818**	**222,798,984**	**37,857,708**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2007 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Investment Income ($):			
Income:			
Dividends;			
Affiliated Issuers	310,817	236,774	38,103
Interest	22,785,303	15,911,735	3,004,992
Income from securities lending	54,242	91,138	6,081
Total Income	**23,150,362**	**16,239,647**	**3,049,176**
Expenses:			
Investment advisory fee—Note 4(a)	1,780,155	1,338,448	226,558
Administration fee—Note 4(a)	576,152	433,165	83,807
Custodian fees—Note 4(b)	39,829	24,786	8,142
Auditing fees	14,344	15,611	15,473
Registration fees	14,150	17,126	16,954
Trustees' fees and expenses—Note 4(c)	21,931	11,092	3,683
Prospectus and shareholders' reports	3,999	5,414	3,234
Legal fees	3,163	3,771	674
Shareholder servicing costs—Note 4(b)	4,543	1,108	192
Miscellaneous	25,665	27,786	10,170
Total Expenses	**2,483,931**	**1,878,307**	**368,887**
Investment Income—Net	**20,666,431**	**14,361,340**	**2,680,289**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):			
Net realized gain (loss) on investments	412,567	(465,480)	(291,827)
Net unrealized appreciation (depreciation) on investments	11,327,860	6,995,257	691,380
Net Realized and Unrealized Gain (Loss) on Investments	**11,740,427**	**6,529,777**	**399,553**
Net Increase (Decrease) in Net Assets Resulting from Operations	**32,406,858**	**20,891,117**	**3,079,842**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Bond Fund		Mellon Intermediate Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income—net	20,666,431	36,276,724	14,361,340	22,689,681
Net realized gain (loss) on investments	412,567	(11,613,132)	(465,480)	(8,012,157)
Net unrealized appreciation (depreciation) on investments	11,327,860	(13,454,048)	6,995,257	(3,585,628)
Net Increase (Decrease) in Net Assets Resulting from Operations	**32,406,858**	**11,209,544**	**20,891,117**	**11,091,896**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(21,651,836)	(39,545,101)	(15,759,838)	(26,221,806)
Investor Shares	(81,231)	(123,625)	(18,498)	(24,753)
Total Dividends	**(21,733,067)**	**(39,668,726)**	**(15,778,336)**	**(26,246,559)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	95,228,018	240,428,852	95,621,427	236,514,039
Investor Shares	669,111	1,431,673	462,269	259,594
Dividends reinvested:				
Class M Shares	2,469,229	4,040,661	2,284,360	3,223,669
Investor Shares	57,874	67,704	17,866	21,290
Cost of shares redeemed:				
Class M Shares	(87,592,669)	(169,904,457)	(64,713,856)	(137,710,274)
Investor Shares	(460,294)	(799,794)	(104,530)	(132,332)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,371,269**	**75,264,639**	**33,567,536**	**102,175,986**
Total Increase (Decrease) in Net Assets	**21,045,060**	**46,805,457**	**38,680,317**	**87,021,323**
Net Assets ($):				
Beginning of Period	889,313,447	842,507,990	656,801,355	569,780,032
End of Period	**910,358,507**	**889,313,447**	**695,481,672**	**656,801,355**
Undistributed (distributions in excess of) investment income—net	(657,082)	409,554	(1,375,449)	41,547
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	7,736,933	19,602,576	7,846,002	19,436,432
Shares issued for dividends reinvested	200,490	329,679	187,428	265,729
Shares redeemed	(7,109,541)	(13,845,343)	(5,307,701)	(11,302,357)
Net Increase (Decrease) in Shares Outstanding	**827,882**	**6,086,912**	**2,725,729**	**8,399,804**
Investor Shares				
Shares sold	54,434	117,170	37,940	21,330
Shares issued for dividends reinvested	4,707	5,557	1,466	1,757
Shares redeemed	(37,436)	(64,952)	(8,572)	(10,826)
Net Increase (Decrease) in Shares Outstanding	**21,705**	**57,775**	**30,834**	**12,261**

See notes to financial statements.

	Mellon Short-Term U.S. Government Securities Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income—net	2,680,289	4,761,722
Net realized gain (loss) on investments	(291,827)	(1,733,150)
Net unrealized appreciation (depreciation) on investments	691,380	801,832
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,079,842**	**3,830,404**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(2,984,735)	(5,791,722)
Investor Shares	(2,361)	(5,612)
Total Dividends	**(2,987,096)**	**(5,797,334)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	21,775,683	60,091,529
Investor Shares	1	462,711
Dividends reinvested:		
Class M Shares	446,137	795,437
Investor Shares	2,361	5,612
Cost of shares redeemed:		
Class M Shares	(28,046,378)	(88,997,843)
Investor Shares	(205,414)	(207,365)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,027,610)**	**(27,849,919)**
Total Increase (Decrease) in Net Assets	**(5,934,864)**	**(29,816,849)**
Net Assets ($):		
Beginning of Period	132,165,648	161,982,497
End of Period	**126,230,784**	**132,165,648**
Undistributed (distributions in excess of) investment income—net	(293,778)	13,029
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	1,813,507	4,995,237
Shares issued for dividends reinvested	37,192	66,332
Shares redeemed	(2,335,155)	(7,401,788)
Net Increase (Decrease) in Shares Outstanding	**(484,456)**	**(2,340,219)**
Investor Shares		
Shares sold	–	38,573
Shares issued for dividends reinvested	197	469
Shares redeemed	(17,104)	(17,279)
Net Increase (Decrease) in Shares Outstanding	**(16,907)**	**21,763**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Bond Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	12.23	12.66	12.79	12.92	12.95	13.15
Investment Operations:						
Investment income—net[b]	.28	.52	.48	.49	.56	.67
Net realized and unrealized gain (loss) on investments	.17	(.38)	(.07)	.21	.06	(.02)
Total from Investment Operations	.45	.14	.41	.70	.62	.65
Distributions:						
Dividends from investment income—net	(.30)	(.57)	(.54)	(.56)	(.62)	(.69)
Dividends from net realized gain on investments	–	–	–	(.27)	(.03)	(.16)
Total Distributions	(.30)	(.57)	(.54)	(.83)	(.65)	(.85)
Net asset value, end of period	12.38	12.23	12.66	12.79	12.92	12.95
Total Return (%)	3.70[c]	1.20	3.30	5.63	4.73	5.11
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.56[d]	.56	.56	.56	.57	.57
Ratio of net expenses to average net assets	.56[d]	.56	.56	.56	.55	.55
Ratio of net investment income to average net assets	4.64[d]	4.27	3.81	3.79	4.30	5.19
Portfolio Turnover Rate	42.81[c]	104.53[e]	151.34[e]	133.00[e]	134.12	163.78
Net Assets, end of period ($ x 1,000)	906,733	885,994	839,804	819,664	846,464	966,170

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 101.12%, 104.24% and 106.10%, respectively.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Bond Fund	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.21	12.63	12.77	12.90	12.94	13.15
Investment Operations:						
Investment income—net [a]	.27	.49	.45	.50	.54	.63
Net realized and unrealized gain (loss) on investments	.15	(.37)	(.08)	.17	.04	(.02)
Total from Investment Operations	.42	.12	.37	.67	.58	.61
Distributions:						
Dividends from investment income—net	(.28)	(.54)	(.51)	(.53)	(.59)	(.66)
Dividends from net realized gain on investments	–	–	–	(.27)	(.03)	(.16)
Total Distributions	(.28)	(.54)	(.51)	(.80)	(.62)	(.82)
Net asset value, end of period	12.35	12.21	12.63	12.77	12.90	12.94
Total Return (%)	3.51 [b]	1.01	2.98	5.29	4.48	4.73
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81 [c]	.80	.81	.81	.82	.82
Ratio of net expenses to average net assets	.81 [c]	.80	.81	.81	.80	.80
Ratio of net investment income to average net assets	4.40 [c]	4.02	3.56	3.52	4.11	4.96
Portfolio Turnover Rate	42.81 [b]	104.53 [d]	151.34 [d]	133.00 [d]	134.12	163.78
Net Assets, end of period ($ x 1,000)	3,626	3,319	2,704	3,068	3,861	3,693

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2006, August 31, 2005 and August 31, 2004, were 101.12%, 104.24% and 106.10%, respectively.*
See notes to financial statements.

Mellon Intermediate Bond Fund	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				
	Class M Shares					
		2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	12.14	12.47	12.77	12.97	13.04	13.08
Investment Operations:						
Investment income—net[b]	.26	.46	.41	.42	.51	.62
Net realized and unrealized gain (loss) on investments	.11	(.26)	(.22)	.14	.11	.15
Total from Investment Operations	.37	.20	.19	.56	.62	.77
Distributions:						
Dividends from investment income—net	(.28)	(.53)	(.49)	(.52)	(.59)	(.67)
Dividends from net realized gain on investments	–	–	–	(.24)	(.10)	(.14)
Total Distributions	(.28)	(.53)	(.49)	(.76)	(.69)	(.81)
Net asset value, end of period	12.23	12.14	12.47	12.77	12.97	13.04
Total Return (%)	3.20[c]	1.69	1.53	4.45	4.77	6.09
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.56[d]	.56	.57	.57	.57	.58
Ratio of net expenses to average net assets	.56[d]	.56	.57	.57	.56	.56
Ratio of net investment income to average net assets	4.35[d]	3.79	3.23	3.26	3.88	4.81
Portfolio Turnover Rate	44.23[c]	86.50	112.51[e]	109.19	104.98	106.09
Net Assets, end of period ($ x 1,000)	694,419	656,120	569,233	524,590	467,627	437,119

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended February 28, 2007	Year Ended August 31,				
Mellon Intermediate Bond Fund	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.14	12.47	12.77	13.02	13.08	13.09
Investment Operations:						
Investment income—net [a]	.23	.43	.37	.55	.48	.56
Net realized and unrealized gain (loss) on investments	.13	(.26)	(.21)	(.07) [b]	.12	.20
Total from Investment Operations	.36	.17	.16	.48	.60	.76
Distributions:						
Dividends from investment income—net	(.27)	(.50)	(.46)	(.49)	(.56)	(.63)
Dividends from net realized gain on investments	–	–	–	(.24)	(.10)	(.14)
Total Distributions	(.27)	(.50)	(.46)	(.73)	(.66)	(.77)
Net asset value, end of period	12.23	12.14	12.47	12.77	13.02	13.08
Total Return (%)	2.99 [c]	1.43	1.30	3.88	4.51	6.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82 [d]	.81	.81	.82	.81	.83
Ratio of net expenses to average net assets	.82 [d]	.81	.81	.82	.81	.81
Ratio of net investment income to average net assets	4.11 [d]	3.55	3.00	3.01	3.57	4.51
Portfolio Turnover Rate	44.23 [c]	86.50	112.51 [e]	109.19	104.98	106.09
Net Assets, end of period ($ x 1,000)	1,063	681	547	455	305	121

[a] *Based on average shares outstanding at each month end.*

[b] *In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended August 31, 2005, was 111.52%.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund	Class M Shares					
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	11.99	12.14	12.47	12.70	12.94	12.87
Investment Operations:						
Investment income—net[b]	.25	.39	.28	.25	.34	.52
Net realized and unrealized gain (loss) on investments	.04	(.06)	(.16)	(.01)	(.11)	.22
Total from Investment Operations	.29	.33	.12	.24	.23	.74
Distributions:						
Dividends from investment income—net	(.28)	(.48)	(.45)	(.45)	(.44)	(.58)
Dividends from net realized gain on investments	–	–	–	(.02)	(.03)	(.09)
Total Distributions	(.28)	(.48)	(.45)	(.47)	(.47)	(.67)
Net asset value, end of period	12.00	11.99	12.14	12.47	12.70	12.94
Total Return (%)	2.41[c]	2.78	1.00	1.97	1.68	5.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[d]	.54	.55	.55	.56	.59
Ratio of net expenses to average net assets	.57[d]	.54	.55	.55	.55	.55
Ratio of net investment income to average net assets	4.14[d]	3.24	2.25	1.97	2.68	4.07
Portfolio Turnover Rate	57.06[c]	85.97	69.11	44.76	88.05	97.19
Net Assets, end of period ($ x 1,000)	126,153	131,885	161,963	176,301	139,971	108,605

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended					
Mellon Short-Term	February 28, 2007	Year Ended August 31,				
U.S. Government Securities Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	12.00	12.14	12.47	12.73	12.93	12.88
Investment Operations:						
Investment income—net[a]	.21	.41	.23	.37	.30	.46
Net realized and unrealized gain (loss) on investments	.05	(.10)	(.14)	(.19)	(.06)	.21
Total from Investment Operations	.26	.31	.09	.18	.24	.67
Distributions:						
Dividends from investment income—net	(.26)	(.45)	(.42)	(.42)	(.41)	(.53)
Dividends from net realized gain on investments	–	–	–	(.02)	(.03)	(.09)
Total Distributions	(.26)	(.45)	(.42)	(.44)	(.44)	(.62)
Net asset value, end of period	12.00	12.00	12.14	12.47	12.73	12.93
Total Return (%)	2.17[b]	2.62	.78	1.46	1.78	5.28
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.85[c]	.77	.81	.78	.83	.90
Ratio of net expenses to average net assets	.85[c]	.77	.81	.78	.80	.80
Ratio of net investment income to average net assets	3.84[c]	3.25	1.99	1.74	2.38	3.54
Portfolio Turnover Rate	57.06[b]	85.97	69.11	44.76	88.05	97.19
Net Assets, end of period ($ x 1,000)	78	281	20	11	1	1

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). Mellon Bond Fund's and Mellon Intermediate Bond Fund's investment objective is to seek total return (consisting of capital appreciation and current income). Mellon Short-Term U.S. Government Securities Fund's investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation (the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial") serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated daily for each class of shares based upon relative proportion of net assets of each class.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the fund's Board of Trustees, or are determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to certain qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Concentration of Risk: The funds invest primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of the debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(e) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

(f) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

Table 1 summarizes each relevant fund's accumulated capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006.

Table 2 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2006. The tax character of current year distributions will be determined at the end of the current fiscal year.

Table 2.

	Ordinary Income
Mellon Bond Fund	$39,668,726
Mellon Intermediate Bond Fund	26,246,559
Mellon Short-Term U.S. Government Securities Fund	5,797,334

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2007, the funds did not borrow under the line of credit.

Table 1.

Expiring in fiscal	2012 ($)†	2013 ($)†	2014 ($)†	Total ($)
Mellon Bond Fund	1,596,239	136,060	1,275,059	3,007,358
Mellon Intermediate Bond Fund	1,813,775	892,928	4,073,519	6,780,222
Mellon Short-Term U.S. Government Securities Fund	182,342	1,852,740	2,969,151	5,004,233

† *If not applied, the carryover expire in the above years.*

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40% of the Mellon Bond Fund, .40% of the Mellon Intermediate Bond Fund and .35% of the Mellon Short-Term U.S. Government Securities Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 3 summarizes the amounts Investor shares were charged during the period ended February 28, 2007, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

Table 3.

Mellon Bond Fund	$4,300
Mellon Intermediate Bond Fund	975
Mellon Short-Term U.S. Government Securities Fund	154

The funds compensate Mellon Bank, N.A., an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. Table 4 summarizes the amounts the funds were charged during the period ended February 28, 2007, pursuant to the custody agreements.

Table 4.

Mellon Bond Fund	$39,829
Mellon Intermediate Bond Fund	24,786
Mellon Short-Term U.S. Government Securities Fund	8,142

During the period ended February 28, 2007, each fund was charged $2,044 for services performed by the Chief Compliance Officer.

Table 5 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

Table 5.

	Investment Advisory Fees ($)	Chief Compliance Officer Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)
Mellon Bond Fund	276,940	2,726	669	17,055
Mellon Intermediate Bond Fund	211,591	2,726	175	11,112
Mellon Short-Term U.S. Government Securities Fund	34,080	2,726	15	3,301

(c) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000.

(d) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities (including paydowns) excluding short-term securities, during the period ended February 28, 2007.

Table 7 summarizes the accumulated net unrealized appreciation (depreciation) on investments for each fund at February 28, 2007.

At February 28, 2007, the cost of investments for each fund for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

Table 6.

	Purchases ($)	Sales ($)
Mellon Bond Fund	386,309,029	379,360,498
Mellon Intermediate Bond Fund	323,819,657	292,137,123
Mellon Short-Term U.S. Government Securities Fund	73,068,409	79,190,113

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Bond Fund	6,869,106	5,218,935	1,650,171
Mellon Intermediate Bond Fund	4,263,367	2,158,818	2,104,549
Mellon Short-Term U.S. Government Securities Fund	181,922	348,794	(166,872)

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account Holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The funds file their complete schedules of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the funds voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2007


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for the Mellon Funds Trust, covering the six-month period from September 1, 2006, through February 28, 2007.

The reporting period proved to be a time of relatively low volatility in the U.S. bond market, as short-term interest rates stabilized and yields of 10-year Treasury securities remained within a relatively narrow range. Fixed income investors ignored some of the bond markets' more negative influences, including bouts of economic uncertainty, softening real estate markets, an inverted yield curve and ongoing geopolitical turmoil.

Investors disregarded these near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth with subdued inflation risk and relatively strong credit fundamentals.

Municipal bonds also fared well despite a bout of weakness in January 2007 as prices generally were propelled higher by stabilized short-term rates, moderating inflationary pressures, and robust demand for tax-exempt securities from non-traditional investors, such as leveraged structured trading accounts and hedge funds.

We believe that investors reacting to near-term market influences with extreme shifts in investment strategy rarely is the best decision. Instead, a better course is to set a portfolio mix designed to meet long-term financial goals while attempting to manage short-term market volatility. As always, we encourage you to talk with your portfolio manager to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how each fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and Mary Collette O'Brien, Portfolio Managers

How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund achieved total returns of 2.32% for Class M shares, 2.12% for Investor shares and 1.94% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.17% for the same period.[2]

Municipal bonds fared relatively well during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth. The fund's Class M shares produced a higher return than that of the benchmark, due primarily to the success of our yield curve and security selection strategies.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally, including for temporary defensive purposes, invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser.[3] Generally, the fund's average effective portfolio maturity will be between three and 10 years, and the average effective duration of the fund's portfolio will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The economic characteristics of the current reporting period stood in stark contrast to those of the six months that preceded it. Before the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates in a tightening campaign that began in June 2004. These conditions changed significantly during the reporting period, when weakness in the housing and automotive sectors caused the rate of economic growth to moderate. At the same time, energy prices fell sharply, helping to relieve inflationary pressures. The Fed responded by holding interest rates steady throughout the reporting period.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds, including a surge of new issuance toward the end of 2006.

As short-term interest rates stabilized and inflation concerns diminished, longer-term municipal bond yields began to fall. The fund benefited in this environment from its focus on bonds with maturities in the 15- to 20-year range, which gained more value than shorter-term securities. We balanced longer-term holdings with bonds in the five-year maturity range in order to maintain an average duration that was somewhat shorter than industry averages over most of the reporting period.

In addition, the fund had slightly heavier exposure than the benchmark to BBB-rated municipal bonds. This positioning contributed positively to the fund's relative performance as risk-tolerant investors were attracted to the relatively robust income streams that securities at the lower end of the investment-grade spectrum typically provide. Finally, the fund benefited from our use of futures contracts early in the reporting period. These instruments effectively insulated the fund from the full brunt of market declines.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors may be growing more sensitive to risk, as the U.S. stock and bond markets reacted negatively to reports of turmoil in the market for sub-prime mortgages. As a result, we have continued to emphasize broad diversification across issuers and market sectors, and we have maintained the fund's high-quality credit profile.

In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Yet, currently narrow yield differences among municipal bonds of different maturities may widen if investors detect evidence that the Fed may ease monetary policy later this year. Accordingly, we have adopted a more "bulleted" yield curve strategy that emphasizes securities in the 10-year maturity range.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

[3] *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*



DISCUSSION OF FUND PERFORMANCE

Timothy J. Sanville and Jeremy Baker, Portfolio Managers

How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund achieved total returns of 1.70% for Class M shares and 1.49% for Investor shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.78% for the same period.[2]

Municipal bonds fared relatively well during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth.The fund's Class M shares produced a return that was in line with the benchmark, which we attribute to our yield curve strategy.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser.[3] Generally, the average effective portfolio maturity and the average effective portfolio duration of the fund's portfolio will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The economic characteristics of the current reporting period stood in stark contrast to those of the six months that preceded it. Before the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates in a tightening campaign that began in June 2004. These conditions changed significantly during the reporting period, when weakness in the housing and automotive sectors caused the rate of economic growth to moderate. At the same time, energy prices fell sharply, helping to relieve inflationary pressures. The Fed responded by holding interest rates steady throughout the reporting period.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds, including a surge of new issuance toward the end of 2006.

As short-term interest rates stabilized and inflation concerns diminished, longer-term municipal bond yields began to fall. The fund benefited in this environment from a "barbelled" yield curve strategy, in which we balanced holdings with maturities of one year or less with bonds in the 10-year maturity range. This strategy enabled the fund to participate in strength among longer-term bonds while maintaining an average duration that generally was in line with industry averages.

In addition, the fund had slightly heavier exposure than the benchmark to BBB-rated municipal bonds. This positioning contributed positively to the fund's relative performance, as risk-tolerant investors were attracted to the relatively robust income streams that securities at the lower end of the investment-grade spectrum typically provide. Finally, the fund benefited from our use of futures contracts early in the reporting period. These instruments effectively insulated the fund from the full brunt of market declines.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors may be growing more sensitive to risk, as the U.S. stock and bond markets reacted negatively to reports of turmoil in the market for sub-prime mortgages. As a result, we have continued to emphasize broad diversification across issuers and market sectors, and we have maintained the fund's high-quality credit profile.

In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Yet, currently narrow yield differences among municipal bonds of different maturities may widen if investors detect evidence that the Fed may ease monetary policy later this year. Accordingly, we have moved toward a more "bulleted" yield curve strategy that emphasizes securities in the three-year maturity range.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

3 *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*



DISCUSSION OF FUND PERFORMANCE

Mary Collette O'Brien and Jeremy N. Baker, Portfolio Managers

How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund achieved total returns of 2.20% for Class M shares and 2.15% for Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.17% for the same period.[2]

Municipal bonds fared relatively well during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth. The fund's two share classes produced returns that were in line with the benchmark, due primarily to the success of our yield curve and security selection strategies.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser.[3] Generally, the fund's average effective portfolio maturity will be between three and 10 years, and the average effective duration of the fund's portfolio will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Before the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates in a tightening campaign that began in June 2004. These conditions changed significantly during the reporting period, when weakness in the housing and automotive sectors caused the rate of economic growth to moderate. At the same time, energy prices fell sharply, helping to relieve inflationary pressures. The Fed responded by holding interest rates steady throughout the reporting period.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued municipal bonds, including an ample volume of new securities from Pennsylvania issuers.

As short-term interest rates stabilized and inflation concerns diminished, longer-term municipal bond yields began to fall. The fund benefited from its focus on non-callable bonds with maturities in the 15- to 20-year range, which gained more value than short-term securities. We balanced longer-term holdings with bonds in the five-year maturity range in order to maintain an average duration that was somewhat shorter than industry averages over most of the reporting period.

In addition, the fund had slightly heavier exposure than the benchmark to BBB-rated securities. This positioning contributed positively to the fund's relative performance, as risk-tolerant investors were attracted to the relatively robust income streams that bonds at the lower end of the investment-grade spectrum typically provide. Finally, the fund benefited from our use of futures contracts early in the reporting period. These instruments effectively insulated the fund from the full brunt of market declines.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors might be growing more sensitive to risk. As a result, we have continued to emphasize broad diversification across issuers and market sectors, and we have maintained the fund's high-quality credit profile. In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Yet, currently narrow yield differences among municipal bonds of different maturities may widen if investors detect evidence that the Fed may ease monetary policy later this year. Accordingly, we have adopted a more "bulleted" yield curve strategy that emphasizes securities in the 10-year maturity range.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

[3] *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and Mary Collette O'Brien,
Portfolio Managers

How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund achieved total returns of 2.40% for Class M shares, 2.28% for Investor shares and 2.02% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.17% for the same period.[2]

Municipal bonds fared relatively well during the reporting period as investors responded favorably to stabilizing interest rates, diminishing inflationary pressures and moderating economic growth. The fund's Class M shares and its Investor shares produced higher returns than the benchmark, due primarily to the success of our yield curve and security selection strategies.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be rated investment grade at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser.[3] Generally, the fund's average effective portfolio maturity will be between three and 10 years, and the average effective duration of the fund's portfolio will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

Before the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates in a tightening campaign that began in June 2004. These conditions changed significantly during the reporting period, when weakness in the housing and automotive sectors caused the rate of economic growth to moderate. At the same time, energy prices fell sharply, helping to relieve inflationary pressures. The Fed responded by holding interest rates steady throughout the reporting period.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued municipal bonds, including an ample volume of new securities from Massachusetts issuers.

As short-term interest rates stabilized and inflation concerns diminished, longer-term municipal bond yields began to fall. The fund benefited from its focus on non-callable bonds with maturities in the 15- to 20-year range, which gained more value than short-term securities. We balanced longer-term holdings with bonds in the five-year maturity range in order to maintain an average duration that was somewhat shorter than industry averages over most of the reporting period.

In addition, the fund had slightly heavier exposure than the benchmark to BBB-rated securities. This positioning contributed positively to the fund's relative performance, as risk-tolerant investors were attracted to the relatively robust income streams that bonds at the lower end of the investment-grade spectrum typically provide. Finally, the fund benefited from our use of futures contracts early in the reporting period. These instruments effectively insulated the fund from the full brunt of market declines.

What is the fund's current strategy?

Heightened market volatility near the end of the reporting period suggested to us that fixed-income investors might be growing more sensitive to risk. As a result, we have continued to emphasize broad diversification across issuers and market sectors, and we have maintained the fund's high-quality credit profile. In addition, recent economic data have been mixed, indicating to us that the Fed is likely to remain on the sidelines over the foreseeable future. Yet, currently narrow yield differences among municipal bonds of different maturities may widen if investors detect evidence that the Fed may ease monetary policy later this year. Accordingly, we have adopted a more "bulleted" yield curve strategy that emphasizes securities in the 10-year maturity range.

March 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index return does not reflect the fees and expenses associated with operating a mutual fund.*

3 *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each Mellon municipal bond fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.56	$ 3.81	$ 6.31
Ending value (after expenses)	$1,023.20	$1,021.20	$1,019.40
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.75	$ 4.00	–
Ending value (after expenses)	$1,017.00	$1,014.90	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.31	$ 4.61	–
Ending value (after expenses)	$1,022.00	$1,021.50	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.51	$ 3.76	$ 6.26
Ending value (after expenses)	$1,024.00	$1,022.80	$1,020.20

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .55% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .92% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

	Class M Shares	Investor Shares	Dreyfus Premier Shares
Mellon National Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.56	$ 3.81	$ 6.31
Ending value (after expenses)	$1,022.27	$1,021.03	$1,018.55
Mellon National Short-Term Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.76	$ 4.01	–
Ending value (after expenses)	$1,022.07	$1,020.83	–
Mellon Pennsylvania Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 3.31	$ 4.61	–
Ending value (after expenses)	$1,021.52	$1,020.23	–
Mellon Massachusetts Intermediate Municipal Bond Fund			
Expenses paid per $1,000†	$ 2.51	$ 3.76	$ 6.26
Ending value (after expenses)	$1,022.32	$1,021.08	$1,018.60

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .51% for Class M, .76% for Investor shares and 1.26% for Dreyfus Premier shares, Mellon National Short-Term Municipal Bond Fund .55% for Class M and .80% for Investor shares, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .92% for Investor shares and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor shares and 1.25% for Dreyfus Premier shares, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon National Intermediate Municipal Bond Fund

Long-Term Municipal Investments—94.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—3.2%				
Alabama	5.00	6/1/09	2,295,000	2,364,217
Alabama Public School and College Authority, Capital Improvement	5.63	7/1/13	3,000,000	3,168,150
Birmingham Special Care Facilities Financing Authority-Baptist Medical Centers, Revenue (Baptist Health System Inc.)	5.00	11/15/15	5,260,000	5,531,942
Jefferson County, Limited Obligation School Warrants	5.00	1/1/24	13,500,000	14,254,920
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/13	1,365,000 [a]	1,403,698
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/14	2,500,000 [a]	2,591,075
Alaska—.1%				
Anchorage, Electric Utility Revenue (Insured; MBIA)	8.00	12/1/10	1,000,000	1,147,420
Arizona—2.7%				
Arizona School Facilities Board, State School Improvement Revenue	5.00	7/1/08	1,625,000	1,653,714
Arizona School Facilities Board, State School Trust Revenue (Insured; AMBAC)	5.75	7/1/17	3,000,000	3,387,960
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	6.35	7/1/10	550,000	596,486
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	7.00	7/1/11	1,905,000	2,154,479
Maricopa County Unified School District (Scottsdale School)	6.60	7/1/12	1,250,000	1,425,788
Phoenix	6.25	7/1/16	1,250,000	1,500,300
Phoenix Civic Improvement Corp., Transit Excise Tax Revenue (Light Rail Project) (Insured; AMBAC)	5.00	7/1/16	6,000,000	6,479,160
Phoenix Industrial Development Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.60	12/1/29	260,000	266,157
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/10	1,000,000	1,037,310
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/17	1,000,000	1,075,700
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.70	12/1/11	1,000,000 [b]	1,094,180
Tucson	5.00	7/1/12	1,265,000	1,348,085
University Medical Center Corp., HR	5.25	7/1/16	2,310,000	2,451,996
California—18.1%				
Agua Caliente Band, Cahuilla Indians Revenue	5.60	7/1/13	1,815,000	1,898,490
Alameda Corridor Transportation Authority, Revenue (Insured; AMBAC)	0/5.25	10/1/21	5,000,000 [a]	4,153,100
California	5.75	3/1/08	190,000	191,913
California	6.60	2/1/09	510,000	537,713
California	5.50	6/1/10	3,685,000 [b]	3,904,626
California	5.00	11/1/11	655,000 [b]	696,272
California	5.00	11/1/12	345,000	364,303
California	5.50	6/1/20	270,000	282,998

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California	5.25	11/1/26	10,500,000	11,322,255
California	5.50	11/1/33	3,900,000	4,265,781
California (Insured; FGIC)	5.75	3/1/09	80,000	80,858
California, Economic Recovery Bonds	5.00	7/1/16	15,400,000	16,246,076
California, GO (Various Purpose)	5.00	2/1/33	1,825,000	1,919,170
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.)	0/5.25	6/1/21	1,250,000 [a]	1,104,625
California Department of Water Resources, Power Supply Revenue	5.50	5/1/08	4,000,000	4,085,760
California Department of Water Resources, Power Supply Revenue (Insured; AMBAC)	5.38	5/1/12	5,000,000 [b]	5,470,600
California Educational Facilities Authority, Revenue (Pepperdine University)	5.75	9/15/08	3,250,000 [b]	3,387,182
California Educational Facilities Authority, Revenue (Stanford University)	5.00	11/1/11	3,000,000	3,189,450
California Infrastructure and Economic Development Bank, Revenue (Clean Water State Revolving Fund)	5.00	10/1/17	2,500,000	2,653,650
California Municipal Finance Authority, SWDR (Waste Management Inc. Project)	4.10	9/1/09	1,000,000	996,250
California State Public Works Board, LR (Department of General Services) (Capitol East End Complex—Blocks 171-174 and 225) (Insured; AMBAC)	5.25	12/1/19	5,000,000	5,394,300
California Statewide Communities Development Authority, MFHR (Archstone/Seascape Village Apartments)	5.25	6/1/08	4,000,000	4,069,360
California Statewide Communities Development Authority, MFHR (Equity Residential/ Parkview Terrace Club Apartments)	5.20	6/15/09	3,000,000	3,089,040
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	3,470,000	3,692,566
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/35	7,000,000	7,393,750
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.80	1/15/20	1,505,000 [a]	1,492,915
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/26	8,000,000 [a]	7,893,200
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	6,755,000 [b]	6,932,116
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	8,240,000 [b]	8,456,053
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/18	1,000,000	1,016,340
Kern High School District (Insured; MBIA)	6.40	2/1/12	2,750,000	3,035,368
Los Angeles Department of Water and Power, Power Systems Revenue (Insured; MBIA)	5.25	7/1/11	2,250,000	2,403,000

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles Unified School District, GO (Insured; MBIA)	5.13	7/1/12	20,000,000 [b]	21,524,600
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/16	2,000,000	2,326,380
Modesto Wastewater Treatment Facility, Revenue (Insured; MBIA)	6.00	11/1/09	500,000	531,955
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) (Insured; AMBAC)	5.50	10/1/13	1,500,000	1,662,615
Sacramento Municipal Utility District, Electric Revenue	5.30	7/1/12	1,010,000	1,049,188
Sacramento Municipal Utility District, Electric Revenue (Insured; FGIC)	5.25	5/15/13	3,530,000	3,854,619
San Francisco City and County, GO (Insured; FGIC)	4.00	6/15/20	5,000,000	5,004,200
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA)	6.00	8/1/09	205,000	216,870
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA)	6.00	8/1/09	420,000	443,474
Santa Margarita-Dana Point Authority, Revenue (Insured; MBIA)	7.25	8/1/07	500,000	507,665
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/13	3,010,000	3,311,211
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/14	2,000,000	2,229,160
Westside Unified School District (Insured; AMBAC)	6.00	8/1/14	385,000	446,981
Colorado—4.2%				
Colorado Department of Transportation, Transportation RAN (Insured; MBIA)	5.25	6/15/10	1,000,000	1,050,970
Colorado Educational and Cultural Facilities Authority, Revenue (Regis University Project) (Insured; Radian)	5.00	6/1/22	1,825,000	1,919,498
Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project)	5.25	6/1/31	1,000,000	1,063,610
Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project)	5.00	1/15/20	1,250,000	1,310,037
Colorado Housing Finance Authority (Single Family Program)	6.75	4/1/15	100,000	101,170
Colorado Housing Finance Authority (Single Family Program)	7.10	5/1/15	5,000	5,028
Colorado Housing Finance Authority (Single Family Program)	6.05	10/1/16	155,000	159,163
Colorado Housing Finance Authority (Single Family Program)	6.70	10/1/16	60,000	60,846
Colorado Housing Finance Authority (Single Family Program)	7.55	11/1/27	15,000	15,086
Colorado Housing Finance Authority (Single Family Program)	6.80	11/1/28	30,000	30,183
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.75	10/1/21	265,000	275,682
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	70,000	71,088
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/16	3,565,000 [a]	3,104,117
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/17	3,500,000 [a]	3,061,380
Jefferson County School District (Insured; MBIA)	6.50	12/15/10	1,500,000	1,650,480
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0/5.45	6/15/17	7,690,000 [a]	6,955,682
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0/5.70	6/15/21	7,345,000 [a]	6,725,963

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Northwest Parkway Public Highway Authority, Revenue (Insured; FSA)	0/5.55	6/15/18	5,000,000 [a]	4,529,900
University of Colorado, Enterprise System Revenue	5.00	6/1/09	500,000	515,080
University of Colorado, Enterprise System Revenue	5.50	6/1/10	500,000	529,010
University of Colorado Regents, Participation Interest (Sempra Energy Colorado, Inc., Lease, Development and Operating Agreement) (Insured; MBIA)	6.00	12/1/22	5,000,000	5,407,950
Connecticut–.2%				
Connecticut (Insured; AMBAC)	5.25	6/1/18	1,500,000	1,705,740
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	300,000	308,199
Florida–5.1%				
Florida Board of Education, Public Education Capital Outlay (Insured; FSA)	5.20	6/1/23	10,000,000	10,259,500
Florida Municipal Loan Council, Revenue (Insured; MBIA)	5.75	11/1/15	520,000	559,343
Halifax Hospital Medical Center, HR and Improvement	5.00	6/1/38	2,000,000	2,060,380
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC)	5.13	10/1/20	3,540,000	3,836,404
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC)	5.13	10/1/21	3,675,000	3,977,158
Hillsborough County Educational Facilities Authority, Revenue (University of Tampa Project) (Insured; Radian)	5.75	4/1/18	3,095,000	3,215,334
JEA, Saint Johns River Power Park System, Revenue	5.00	10/1/15	2,750,000	2,881,835
Lee County, Airport Revenue (Insured; FSA)	5.88	10/1/19	3,000,000	3,220,170
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas)	5.00	10/1/10	3,000,000	3,090,720
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/22	2,000,000 [a]	1,560,340
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 [a]	1,426,260
Orlando and Orange County Expressway Authority, Expressway Revenue (Insured; AMBAC)	5.00	7/1/13	4,710,000	5,059,953
Orlando Utilities Commission, Water and Electric Revenue	5.25	10/1/11	3,145,000 [b]	3,383,171
Orlando Utilities Commission, Water and Electric Revenue	5.25	10/1/20	1,855,000	1,985,722
Georgia–.9%				
Chatham County Hospital Authority, HR Improvement (Memorial Health University Medical Center, Inc.)	6.13	1/1/24	2,480,000	2,711,979
Crisp County Development Authority, EIR (International Paper Co. Project)	5.55	2/1/15	1,000,000	1,071,300
Georgia	5.40	11/1/10	1,000,000	1,061,920
Georgia	5.75	9/1/11	3,460,000	3,767,767
Illinois–5.5%				
Chicago, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project)	4.75	6/30/14	1,000,000	1,027,360
Chicago, SFMR (Collateralized: FNMA and GNMA)	4.70	10/1/17	140,000	141,145

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Chicago Metropolitan Water Reclamation District, GO (Capital Improvement)	7.25	12/1/12	8,500,000	10,063,490
Cook County, GO Capital Improvement (Insured; AMBAC)	5.00	11/15/25	5,000,000	5,255,450
DuPage, Cook and Will Counties Community College District Number 502, GO	5.25	6/1/16	5,980,000	6,475,862
Illinois, GO	5.00	1/1/17	7,500,000	8,242,575
Illinois Finance Authority, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) (Insured; AMBAC)	4.30	6/1/16	2,500,000	2,571,275
Illinois Health Facilities Authority, Revenue (Loyola University Health System)	5.75	7/1/11	2,500,000	2,600,750
Lake County Community Unitary School District (Waukegan) (Insured; FSA)	5.63	12/1/11	3,150,000	3,308,256
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (Insured; AMBAC)	5.38	6/1/14	5,000,000	5,068,900
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/09	1,000,000	1,086,430
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/10	1,620,000	1,817,559
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/12	1,890,000	2,247,097
Indiana—.6%				
Indiana Health Facility Financing Authority, HR (The Methodist Hospitals, Inc.)	5.25	9/15/10	650,000	657,098
Indiana Health Facility Financing Authority, HR (The Methodist Hospitals, Inc.)	5.25	9/15/11	750,000	760,260
Indiana Municipal Power Agency, Power Supply System Revenue (Insured; AMBAC)	5.13	1/1/20	4,045,000	4,277,021
Iowa—.3%				
Muscatine, Electric Revenue (Insured; AMBAC)	5.50	1/1/11	3,000,000	3,195,450
Kentucky—1.7%				
Kentucky Property and Buildings Commission, Revenue (Insured; FSA)	6.00	2/1/10	2,000,000 [b]	2,127,780
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	6.50	7/1/07	1,000,000	1,009,510
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	5.50	7/1/12	1,250,000	1,360,925
Louisville and Jefferson County Metropolitan Sewer District, Sewer and Drainage System Revenue (Insured; MBIA)	5.50	5/15/34	10,000,000	10,779,100
Louisiana—.6%				
Louisiana Citizens Property Insurance Corp., Assessment Revenue (Insured; AMBAC)	5.25	6/1/13	5,000,000	5,416,050
Maine—.2%				
Maine Municipal Bond Bank (Insured; FSA)	5.88	11/1/09	1,660,000 [b]	1,769,394
Massachusetts—3.9%				
Massachusetts, Consolidated Loan	5.75	9/1/09	500,000 [b]	529,205
Massachusetts, Consolidated Loan	5.25	11/1/12	3,000,000 [b]	3,233,520

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts, Consolidated Loan	5.00	8/1/14	3,000,000 [b]	3,239,580
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.50	7/1/16	5,000,000	5,694,550
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	4.75	2/1/15	4,135,000	4,272,199
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	7,500,000	8,514,075
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	361,491
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,145,400
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,035,000 [b]	2,183,229
Massachusetts Port Authority, Revenue	5.75	7/1/10	1,325,000	1,408,926
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/14	2,225,000 [b]	2,453,597
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	275,000	301,510
Weston	5.63	3/1/10	650,000 [b]	693,147
Weston	5.63	3/1/10	665,000 [b]	709,143
Michigan—.9%				
Michigan Hospital Finance Authority, HR (Genesys Regional Medical Center Obligated Group)	5.50	10/1/08	1,505,000	1,547,742
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	5.00	10/1/21	5,000,000	5,249,400
Michigan Municipal Bond Authority, Drinking Water Revolving Fund Revenue	5.50	10/1/15	1,000,000	1,132,200
Minnesota—.6%				
Minneapolis (Special School District Number 1) (Insured; FSA)	5.00	2/1/14	2,350,000	2,405,977
Minnesota, GO	5.00	8/1/13	2,500,000	2,693,900
Mississippi—.7%				
Mississippi Higher Education Assistance Corp., Student Loan Revenue	6.05	9/1/07	5,000	5,007
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care)	5.00	9/1/24	5,845,000	6,070,968
Mississippi University Educational Building Corp., Revenue (Insured; MBIA)	5.25	8/1/16	400,000	445,676
Missouri—.6%				
Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program)	5.50	7/1/14	1,250,000	1,393,863
Missouri Highways and Transportation Commission, State Road Revenue	5.50	2/1/10	2,000,000	2,104,260
Missouri Highways and Transportation Commission, State Road Revenue	5.50	2/1/11	2,000,000	2,135,980
Montana—.6%				
Montana Facility Finance Authority, Revenue (Providence Health and Services)	5.00	10/1/23	5,080,000	5,453,990

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada—2.4%				
Clark County School District, GO (Insured; FGIC)	5.00	6/15/20	20,000,000 [c]	22,244,000
New Hampshire—.2%				
Nashua, Capital Improvement	5.50	7/15/12	560,000 [b]	610,030
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,000,000	1,066,970
New Jersey—8.7%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/18	5,000,000	5,777,600
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	5,000,000	5,782,850
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	5,000,000	5,788,500
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	6.85	12/1/09	4,000,000	4,270,120
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	7.00	12/1/09	1,000,000	1,068,570
New Jersey	6.00	2/15/11	1,000,000	1,086,170
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	4,400,000	4,747,908
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	4,000,000	4,228,440
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,000,000	1,063,970
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/17	2,000,000	2,158,920
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/18	1,000,000	1,077,390
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	5,375,000 [b]	5,721,580
New Jersey Economic Development Authority, Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) (Insured; FSA)	5.88	5/1/09	1,000,000 [b]	1,047,230
New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/09	1,060,000	1,086,256
New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/10	1,110,000	1,151,725
New Jersey Transit Corp., COP (Insured; AMBAC)	5.50	9/15/09	5,000,000	5,222,600
New Jersey Transit Corp., COP (Insured; AMBAC)	6.00	9/15/10	2,000,000 [b]	2,155,360
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/20	10,000,000	11,332,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	2,500,000	2,464,400
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/29	12,500,000	12,457,500

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Mexico—.4%				
New Mexico Finance Authority, Revenue (Public Project Revolving Fund) (Insured; AMBAC)	5.25	6/1/17	1,000,000	1,093,820
New Mexico Highway Commission, Tax Revenue	6.00	6/15/10	2,000,000 [b]	2,146,240
New York—8.6%				
Greece Central School District (Insured; FGIC)	6.00	6/15/10	225,000	241,960
Greece Central School District (Insured; FGIC)	6.00	6/15/11	950,000	1,040,953
Greece Central School District (Insured; FGIC)	6.00	6/15/12	950,000	1,059,734
Greece Central School District (Insured; FGIC)	6.00	6/15/13	950,000	1,077,100
Greece Central School District (Insured; FGIC)	6.00	6/15/14	950,000	1,094,134
Greece Central School District (Insured; FGIC)	6.00	6/15/15	950,000	1,107,481
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	10,000,000	11,126,400
Metropolitan Transportation Authority, Commuter Facilities Revenue	5.50	7/1/11	1,000,000	1,033,620
Metropolitan Transportation Authority, State Service Contract Revenue	5.50	7/1/16	5,000,000	5,671,300
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	1,500,000	1,741,185
New York City	5.75	8/1/07	265,000 [b]	269,985
New York City	5.75	8/1/10	820,000 [b]	884,526
New York City	5.00	8/1/12	5,105,000	5,403,898
New York City	5.75	8/1/12	280,000	284,973
New York City	5.75	8/1/13	830,000	886,855
New York City (Insured; XLCA)	5.50	8/1/10	2,000,000	2,118,920
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/24	3,445,000	3,750,606
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; MBIA)	5.00	3/1/14	4,100,000	4,432,961
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	2,000,000 [b]	2,171,900
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	825,000 [b]	896,437
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	175,000 [b]	190,153
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	3,000,000 [d]	3,223,710
New York State, GO	5.00	4/15/14	10,000,000	10,824,100
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	200,000	229,680
New York State Power Authority, General Purpose Revenue	7.00	1/1/10	300,000 [b]	327,003
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC)	5.50	4/1/11	1,000,000 [b]	1,081,290
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	2,000,000 [b]	2,159,840

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	1,000,000 [b]	1,079,920
New York State Urban Development Corp., Correctional and Youth Facilities Service Contract Revenue	5.00	1/1/11	5,000,000	5,216,900
Orange County	5.50	11/15/07	250,000	253,490
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.50	6/1/19	5,000,000	5,456,100
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Insured; MBIA)	5.50	6/1/18	2,000,000	2,166,100
North Carolina—2.8%				
Charlotte	5.00	4/1/13	1,000,000	1,075,650
Concord, COP (Insured; MBIA)	5.50	6/1/11	1,000,000	1,070,050
Durham County	5.50	4/1/10	1,000,000	1,055,840
Guilford County, Public Improvement	5.10	10/1/10	1,500,000 [b]	1,602,300
Mecklenburg County	5.50	4/1/11	1,195,000	1,281,327
Mecklenburg County, Public Improvement	4.75	4/1/08	1,000,000	1,012,330
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.38	1/1/16	1,500,000	1,603,995
North Carolina Infrastructure Finance Corporation, COP (State of North Carolina Capital Improvements) (Insured; FSA)	5.00	2/1/20	10,000,000	10,902,100
Raleigh Durham Airport Authority, Revenue (Insured; FGIC)	5.25	11/1/13	2,465,000	2,620,763
Wake County	5.75	2/1/10	2,000,000 [b]	2,154,060
Wake County Industrial Facilities and Pollution Control Financing Authority, PCR (Carolina Power and Light Co. Project)	5.38	2/1/17	1,000,000	1,067,210
Ohio—2.8%				
Akron, Sanitary Sewer System Special Revenue (Insured; AMBAC)	6.00	12/1/14	500,000	534,485
Butler County Transportation Improvement District (Insured; FSA)	6.00	4/1/08	1,000,000 [b]	1,044,500
Columbus	6.00	6/15/08	3,000,000	3,089,310
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/15	2,265,000	2,533,878
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	3,900,000	4,355,988
Ohio, GO Infrastructure Improvements	5.63	2/1/09	1,000,000	1,037,020
Ohio, GO Infrastructure Improvements	5.00	3/1/24	5,000,000	5,412,450
Ohio Building Authority, State Facilities Receipts (Juvenile Correctional Building Fund Projects)	5.50	4/1/14	3,295,000	3,516,885
Ohio Building Authority, State Facilities Receipts (Sports Facilities Building Fund Projects)	5.50	4/1/11	1,945,000 [b]	2,083,990
Ohio Housing Finance Agency, MFHR (Uptown Towers Apartments Project) (Collateralized; GNMA)	4.75	10/20/15	1,000,000	1,027,570
Toledo-Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project)	4.50	12/1/15	900,000	932,382
Oklahoma—.0%				
Oklahoma Housing Finance Agency, SFMR (Collateralized; FNMA)	6.80	9/1/16	60,000	61,625

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oregon—.6%				
Eagle Point School District Number 9, GO	5.63	6/15/11	1,500,000 [b]	1,617,675
Jackson County School District Number 6, GO (Central Point) (Insured; FGIC)	5.75	6/15/10	2,265,000 [b]	2,415,351
Portland, Urban Renewal and Redevelopment (Convention Center) (Insured; AMBAC)	5.75	6/15/18	1,150,000	1,233,594
Pennsylvania—1.2%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.25	6/15/15	1,620,000	1,766,594
Chester County	5.00	11/15/10	3,420,000	3,581,834
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	2,165,000	2,341,318
State Public School Building Authority, College Revenue (Harrisburg Community College) (Insured; MBIA)	6.25	4/1/08	795,000	816,934
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.00	9/15/11	1,000,000	1,056,290
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.00	9/15/12	1,400,000	1,493,744
Rhode Island—.1%				
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	4.50	11/1/17	795,000	821,720
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	5.00	11/1/22	250,000	264,280
South Carolina—3.6%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/10	10,000,000	10,532,200
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/11	5,650,000	6,014,594
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	3,000,000 [b]	3,360,540
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	3,000,000	3,408,060
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/24	1,000,000	1,051,690
Horry County School District, GO (Insured; South Carolina State Department of Education)	5.38	3/1/17	5,030,000	5,378,730
Newberry Investing in Children's Education, Installment Purchase Revenue (School District of Newberry County, South Carolina Project)	5.25	12/1/20	1,000,000	1,067,900
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	1,000,000	993,510
South Carolina Jobs and Economic Development Authority, Hospital Facilities Revenue (Georgetown Memorial Hospital) (Insured; Radian)	5.25	2/1/21	1,250,000	1,311,975
Tennessee—.0%				
Shelby County Health Educational and Housing Facilities Board, Revenue (Saint Judes Children's Research Hospital)	5.00	7/1/09	200,000	203,188

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas—3.2%				
Cypress-Fairbanks Independent School District, Tax Schoolhouse (Permanent School Fund Guaranteed)	5.25	2/15/14	10,000,000 [b]	10,966,300
Dallas/Fort Worth, International Airport, Joint Revenue (Insured; XLCA)	5.00	11/1/14	5,000,000	5,130,500
Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	1,000,000	1,060,480
Harris County, Toll Road Revenue (Insured; FGIC)	6.00	8/1/09	5,150,000	5,425,216
Laredo Independent School District (Permanent School Fund Guaranteed)	6.00	8/1/09	1,000,000 [b]	1,054,630
Lewisville Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guaranteed)	7.50	8/15/07	600,000	610,638
Mission Consolidated Independent School District (Permanent School Fund Guaranteed)	5.88	2/15/08	1,690,000 [b]	1,725,828
San Antonio, General Improvement Bonds	5.90	2/1/10	500,000 [b]	531,140
Texas Municipal Power Agency, Revenue (Insured; FGIC)	4.40	9/1/11	2,750,000	2,758,910
Utah—.6%				
Intermountain Power Agency, Power Supply Revenue (Insured; FSA)	6.25	7/1/09	750,000	793,080
Intermountain Power Agency, Power Supply Revenue (Insured; MBIA)	6.00	7/1/08	4,200,000	4,328,142
Vermont—.5%				
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/11	2,000,000	2,205,660
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/12	2,500,000	2,809,500
Virginia—1.0%				
Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Company Project)	5.88	6/1/17	3,000,000	3,228,510
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	3,000,000	3,033,240
Newport News Industrial Development Authority, IDR (Virginia Advanced Shipbuilding and Carrier Integration Center)	5.50	9/1/10	1,000,000	1,061,590
Virginia Commonwealth Transportation Board (Federal Highway Reimbursement Notes)	5.00	9/27/12	2,000,000	2,136,720
Washington—.2%				
Seattle, Municipal Light and Power Revenue	5.50	12/1/10	1,000,000	1,059,850
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	380,000	396,621
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	620,000	646,294
West Virginia—.5%				
Monongalia County Building Commission, HR (Monongalia General Hospital)	5.25	7/1/20	4,415,000	4,690,231
Wisconsin—.1%				
Kenosha, Waterworks Revenue (Insured; FGIC)	5.00	12/1/12	750,000	780,472

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) (Insured; FSA)	5.75	11/15/07	500,000	507,175
U.S. Related—6.1%				
Puerto Rico Commonwealth	6.00	7/1/08	1,500,000	1,540,590
Puerto Rico Commonwealth	5.00	7/1/12	2,000,000	2,089,840
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/11	950,000	1,049,294
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/13	1,380,000	1,582,667
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	4,605,000	4,850,078
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/15	2,000,000	2,225,960
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	3,940,000	4,298,658
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	10,000,000	10,565,500
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	4,000,000	4,260,200
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	150,000	158,859
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	1,405,000 [b]	1,519,269
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	2,595,000 [b]	2,806,051
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/14	1,000,000	1,101,570
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/15	1,000,000	1,111,820
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	2,000,000	2,242,580
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.75	7/1/17	1,945,000	2,228,192
Puerto Rico Public Buildings Authority, Government Facility Revenue (Insured; AMBAC)	6.25	7/1/10	750,000	811,635
University of Puerto Rico, University System Revenue	5.00	6/1/22	10,000,000	10,698,900
University of Puerto Rico, University System Revenue (Insured; MBIA)	6.25	6/1/08	750,000	774,233
Total Long-Term Municipal Investments (cost $834,887,698)				**863,000,540**

Short-Term Municipal Investments—7.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—1.2%				
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.64	3/1/07	10,800,000 [e]	10,800,000
Georgia—.1%				
Gainesville and Hall County Development Authority, Senior Living Facility Revenue (Lanier Village Estates, Inc. Project) (LOC; Allied Irish Bank PLC)	3.64	3/1/07	500,000 [e]	500,000
Illinois—2.0%				
Illinois Finance Authority, Revenue (Resurrection Health Care) (LOC; JPMorgan Chase Bank)	3.64	3/1/07	19,305,000 [e]	19,305,000
Indiana—.1%				
Indiana Health and Educational Facility Financing Authority, HR (Jackson County Schneck Memorial Hospital Project) (LOC; Fifth Third Bank)	3.63	3/1/07	1,095,000 [e]	1,095,000

Mellon National Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—.3%				
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.60	3/1/07	1,200,000 [e]	1,200,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.60	3/1/07	1,200,000 [e]	1,200,000
Michigan—.1%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.63	3/1/07	900,000 [e]	900,000
Missouri—.8%				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Cox Health System) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.64	3/1/07	7,100,000 [e]	7,100,000
Nebraska—.1%				
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO)	3.64	3/1/07	1,000,000 [e]	1,000,000
Pennsylvania—.1%				
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Co. Project) (LOC; Dexia Credit Locale)	3.70	3/1/07	700,000 [e]	700,000
Texas—1.4%				
Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.63	3/1/07	12,400,000 [e]	12,400,000
Washington—.3%				
Washington Housing Finance Commission, Nonprofit Revenue (Local 82—J.A.T.C. Educational Development Trust Project) (LOC; US Bank NA)	3.63	3/1/07	3,065,000 [e]	3,065,000
Wisconsin—.7%				
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	3.63	3/1/07	6,350,000 [e]	6,350,000
Total Short-Term Municipal Investments (cost $65,615,000)				**65,615,000**
Total Investments (cost $900,502,698)			**101.5%**	**928,615,540**
Liabilities, Less Cash and Receivables			**(1.5%)**	**(13,491,910)**
Net Assets			**100.0%**	**915,123,630**

[a] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Purchased on a delayed delivery basis.*

[d] *Subject to interest rate change on November 1, 2011.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	54.2
AA		Aa		AA	19.3
A		A		A	7.0
BBB		Baa		BBB	11.7
F1		MIG1/P1		SP1/A1	7.1
Not Rated [f]		Not Rated [f]		Not Rated [f]	.7
					100.0

† *Based on total investments.*

f Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund

Long-Term Municipal Investments—97.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—2.1%				
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.13	2/1/09	3,000,000 [a]	3,108,570
Arizona—3.5%				
Chandler Industrial Development Authority, IDR (Intel Corp. Project)	4.38	12/1/10	5,200,000	5,280,756
California—4.9%				
Agua Caliente Band, Cahuilla Indians Revenue	4.60	7/1/08	800,000	804,984
California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust)	3.90	12/1/11	2,000,000	2,022,880
California Statewide Communities Development Authority, MFHR (Clara Park/Cypress Sunrise/ Wysong Plaza Apartments) (Collateralized; GNMA)	4.55	1/20/16	1,335,000	1,370,124
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.63	5/1/08	2,000,000	1,966,060
Del Mar Race Track Authority, Revenue	5.00	8/15/09	1,080,000	1,106,741
Colorado—1.8%				
Black Hawk, Device Tax Revenue	5.00	12/1/11	600,000	618,252
Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project)	3.75	6/1/09	1,000,000	991,310
Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project)	5.00	6/1/10	1,000,000	1,031,280
Connecticut—2.2%				
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.85	9/1/28	3,000,000	3,151,470
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	5.00	1/1/08	200,000	201,884
Florida—4.4%				
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit Group)	5.00	11/15/07	400,000	403,764
Florida Department of Environmental Protection, Preservation 2000 Revenue (Insured; FSA)	5.25	7/1/13	5,000,000	5,148,550
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/07	500,000	504,125
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/08	500,000	509,380
Illinois—7.3%				
Illinois, GO (Illinois Fund for Infrastructure, Roads, Schools and Transit) (Insured; FGIC)	6.00	1/1/17	5,575,000	5,905,207
Illinois, Sales Tax Revenue (Illinois Fund for Infrastructure, Roads, Schools and Transit)	5.50	6/15/13	1,100,000	1,177,033
Illinois Finance Authority, Educational Advancement Fund Inc., Student Housing Revenue (University Center)	4.50	5/1/07	1,235,000	1,236,050

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (Insured; AMBAC)	5.38	6/1/14	2,500,000	2,534,450
Indiana—2.3%				
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/11	1,000,000	1,036,490
Indiana Health Facility Financing Authority, HR (The Methodist Hospitals, Inc.)	5.25	9/15/09	2,415,000	2,434,948
Kansas—4.0%				
The Unified Government of Wyandotte County/Kansas City, Tax Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B) (LOC; Citibank NA)	3.75	12/1/12	6,000,000	6,001,560
Kentucky—1.8%				
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare, Inc.)	6.25	10/1/10	335,000 [a]	366,466
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare, Inc.)	6.25	10/1/12	665,000	710,772
Kentucky Property and Buildings Commission, Revenue (Project 69) (Insured; FSA)	5.25	8/1/14	1,450,000	1,539,102
Massachusetts—3.8%				
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,000,000	2,143,880
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	3.50	2/1/08	495,000	492,253
Massachusetts Health and Educational Facilities Authority, Revenue (Milford Regional Medical Center Issue)	5.00	7/15/09	340,000	346,895
Massachusetts Health and Educational Facilities Authority, Revenue (Milford Regional Medical Center Issue)	5.00	7/15/10	200,000	205,206
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.38	7/1/17	1,000,000	1,015,210
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	1,520,000	1,531,643
Michigan—.7%				
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/07	1,000,000	1,007,550
Mississippi—3.6%				
Mississippi Business Finance Corp., SWDR (Waste Management, Inc. Project)	4.40	3/1/11	1,000,000	999,810
Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue (South Central Regional Medical Center)	5.00	12/1/09	1,085,000	1,110,161
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care)	3.70	10/1/07	3,290,000	3,287,039
Missouri—1.3%				
Bi-State Development Agency of the Missouri-Illinois Metropolitan District, Subordinate Mass Transit Sales Tax Appropriation Revenue (Metrolink Cross County Extension Project)	3.95	10/1/09	1,000,000	1,004,750

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri (continued)				
Blue Springs Neighborhood Improvement District, Limited GO Temporary Notes (South Area Sewer Improvement Project)	4.13	3/1/09	1,000,000	1,001,290
Montana—3.1%				
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/10	350,000 [a]	378,588
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/24	3,900,000	4,203,069
Nevada—1.3%				
Clark County, PCR (Southern California Edison Co.)	3.25	3/2/09	2,000,000	1,966,540
New Hampshire—1.7%				
New Hampshire Health and Education Facilities Authority, Revenue (Center for Life Management Issue) (LOC; Ocean National Bank)	4.05	7/1/11	2,505,000	2,504,900
New Jersey—1.8%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/17	2,000,000	2,010,140
University of Medicine and Dentistry, COP (Insured; MBIA)	6.75	12/1/09	675,000	682,486
New Mexico—.7%				
Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) (Insured; AMBAC)	5.00	8/15/07	1,000,000	1,005,880
New York—2.8%				
New York City, GO (Insured; XLCA)	5.20	8/1/09	2,000,000	2,032,200
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/10	2,000,000	2,094,640
North Carolina—3.2%				
Charlotte, GO	5.25	2/1/12	2,500,000	2,584,575
Charlotte, Water and Sewer System Revenue	5.75	6/1/10	2,000,000 [a]	2,148,460
Ohio—2.9%				
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/08	1,565,000 [a]	1,597,928
Lorain County, Hospital Facilities Improvement Revenue (Catholic Healthcare Partners)	5.63	10/1/12	2,500,000 [b]	2,700,550
Pennsylvania—3.5%				
Lehigh County Industrial Development Authority, PCR (PPL Electric Utilities Corporation Project) (Insured; AMBAC)	3.13	11/1/08	1,250,000	1,237,187
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/07	1,000,000	1,005,900
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	7.00	7/1/07	440,000	444,862
Philadelphia, Gas Works Revenue (Insured; FSA)	5.00	8/1/07	640,000	643,482
Philadelphia Hospital and Higher Educational Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/07	1,495,000	1,500,412
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.50	12/1/09	400,000	415,284
South Carolina—3.3%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/07	1,000,000	1,009,990

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	4,000,000	3,974,040
Tennessee—1.7%				
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	9/1/09	2,500,000	2,576,450
Texas—11.3%				
Austin, Hotel Occupancy Tax Revenue (Convention Center/ Waller Creek Venue Project) (Insured; AMBAC)	5.25	11/15/19	3,000,000	3,109,020
Conroe Independent School District, Schoolhouse	5.13	2/15/09	2,830,000 [a]	2,909,721
Grand Prairie Independent School District, Tax School Building (Permanent School Fund Guaranteed)	3.05	7/31/07	2,900,000	2,889,763
Hays Consolidated Independent School District (Permanent School Fund Guaranteed)	5.38	8/15/08	2,000,000 [a]	2,050,300
Montgomery County, Unlimited Tax Adjustable Rate Road Bonds (Insured; FSA)	5.00	9/1/08	2,000,000	2,038,180
Port Arthur Independent School District, Unlimited Tax School Building (Insured; AMBAC)	5.25	2/15/18	1,000,000	1,026,890
San Antonio, Electric and Gas Systems Junior Lien Revenue (SBPA; BNP Paribas)	3.55	12/1/07	2,000,000	1,999,100
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue	5.00	12/15/13	1,000,000	1,069,070
Virginia—5.7%				
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	2,000,000	2,022,160
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project—DETC Issue)	3.30	10/1/08	1,400,000	1,383,494
Rappahannock Regional Jail Authority, Regional Jail Facility GAN	4.25	12/1/09	3,000,000	3,027,960
Western Virginia Regional Jail Authority, Regional Jail Facility RAN	4.13	12/1/09	2,000,000	2,017,820
Washington—3.1%				
Washington Higher Education Facilities Authority, Revenue (University of Puget Sound Project) (LOC; Bank of America)	5.00	4/1/08	2,500,000	2,533,025
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; AMBAC)	6.00	7/1/07	2,050,000	2,066,113
Wyoming—1.3%				
Uinta County, PCR (Amoco Project)	2.25	7/1/07	2,000,000	1,986,000

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—6.5%				
Puerto Rico Electric Authority, Power Revenue	4.00	7/1/08	500,000	501,570
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	4.50	7/1/10	4,105,000	4,190,959
Puerto Rico Public Buildings Authority, Government Facilities Revenue	4.50	7/1/07	2,500,000	2,505,875
University of Puerto Rico, University System Revenue	5.00	6/1/13	2,315,000	2,455,983
Total Long-Term Municipal Investments (cost $146,044,700)				**145,808,461**

Short-Term Municipal Investments—1.2%				
Indiana—1.1%				
Indiana Health and Educational Facility Financing Authority, HR (Jackson County Schneck Memorial Hospital Project) (LOC; Fifth Third Bank)	3.63	3/1/07	600,000 [c]	600,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	3.45	3/1/07	1,000,000	999,980
Pennsylvania—.1%				
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Co. Project) (LOC; Dexia Credit Locale)	3.70	3/1/07	195,000 [c]	195,000
Total Short-Term Municipal Investments (cost $1,794,999)				**1,794,980**

Total Investments (cost $147,839,699)	**98.8%**	**147,603,441**
Cash and Receivables (Net)	**1.2%**	**1,798,964**
Net Assets	**100.0%**	**149,402,405**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	43.1
AA		Aa		AA	13.8
A		A		A	14.9
BBB		Baa		BBB	20.2
BB		Ba		BB	.1
F1		MIG1/P1		SP1/A1	3.9
Not Rated [d]		Not Rated [d]		Not Rated [d]	4.0
					100.0

† *Based on total investments.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Long-Term Municipal Investments—98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—.6%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	3,500,000	3,836,560
Arizona—.2%				
University Medical Center Corp., HR	5.25	7/1/15	1,160,000	1,232,813
California—4.2%				
Agua Caliente Band, Cahuilla Indians Revenue	6.00	7/1/18	1,500,000	1,634,220
Alameda Corridor Transportation Authority, Revenue (Insured; AMBAC)	0/5.25	10/1/21	2,000,000 [a]	1,661,240
California	5.25	11/1/17	2,500,000	2,705,700
California	5.50	6/1/20	110,000	115,295
California	5.50	11/1/33	6,300,000	6,890,877
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.)	0/5.25	6/1/21	1,250,000 [a]	1,104,625
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	2,000,000	2,103,980
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/27	6,000,000 [a]	5,912,460
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.88	1/15/29	2,000,000 [a]	1,964,640
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; AMBAC)	5.00	6/1/21	1,910,000	2,005,729
Colorado—.7%				
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0/5.70	6/15/21	5,000,000 [a]	4,578,600
Florida—.2%				
Miami-Dade County, Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 [a]	1,426,260
Illinois—.3%				
Illinois Finance Authority, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) (Insured; AMBAC)	4.30	6/1/16	2,000,000	2,057,020
Massachusetts—.6%				
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	361,491
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	3,000,000	3,147,900
Michigan—.4%				
Detroit City School District (Insured; FGIC)	5.25	5/1/17	2,000,000	2,233,420
Missouri—.1%				
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.40	9/1/29	520,000	537,290
New Hampshire—.2%				
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,015,000	1,082,975

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—4.5%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	4,805,000	5,557,319
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/21	2,000,000	2,313,140
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	2,000,000	2,315,400
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	4,000,000	4,343,520
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/19	4,000,000	4,511,760
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	2,000,000	1,971,520
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/29	7,500,000	7,474,500
New York—1.6%				
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	2,000,000	2,225,280
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	2,040,000	2,215,766
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	4,000,000 [b]	4,298,280
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,200,000	1,252,716
North Carolina—.5%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.30	1/1/15	1,500,000	1,601,415
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/23	1,500,000	1,573,515
Ohio—.9%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/16	5,000,000	5,596,500
Pennsylvania—66.0%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.00	6/15/14	5,000,000	5,339,550
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.38	3/1/11	2,500,000	2,660,225
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/14	2,500,000	2,685,850
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/16	1,360,000	1,462,163
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/18	2,560,000	2,786,099
Beaver County Industrial Development Authority, PCR (Duquesne Light Company Project) (Insured; AMBAC)	4.50	11/1/29	7,500,000	7,587,075
Blair County (Insured; AMBAC)	5.38	8/1/15	1,880,000	2,103,645
Blair County (Insured; AMBAC)	5.38	8/1/16	1,980,000	2,233,915
Central Dauphin School District, GO (Insured; MBIA)	6.75	2/1/16	5,000,000 [c]	6,126,550
Central Dauphin School District, GO (Insured; MBIA)	7.00	2/1/16	1,630,000 [c]	2,026,514

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Central Dauphin School District, GO (Insured; MBIA)	7.50	2/1/16	3,100,000 [c]	3,965,241
Central York School District, GO (Insured; FGIC)	5.00	6/1/12	2,305,000	2,451,967
Central York School District, GO (Insured; FGIC)	5.50	6/1/12	80,000 [c]	86,998
Central York School District, GO (Insured; FGIC)	5.50	6/1/14	920,000	997,501
Chester County	5.00	8/15/18	4,545,000	4,939,597
Chichester School District, GO (Insured; FSA)	5.25	3/15/24	1,355,000	1,494,931
Coatesville Area School District (Insured; FSA)	5.25	8/15/14	1,485,000 [c]	1,637,257
Coatesville Area School District (Insured; FSA)	5.25	8/15/14	6,515,000 [c]	7,182,983
Cumberland County Municipal Authority, Revenue (Dickerson College) (Insured; AMBAC)	5.25	11/1/09	1,170,000	1,218,298
Delaware County Authority, Revenue (Haverford College)	5.88	11/15/21	1,500,000	1,621,440
Delaware County Authority, Revenue (Haverford College)	5.75	11/15/25	3,000,000	3,228,900
Delaware County Authority, University Revenue (Villanova University) (Insured; AMBAC)	5.00	8/1/20	2,095,000	2,283,005
Delaware County Regional Water Quality Control Authority, Sewer Revenue (Insured; FGIC)	4.75	5/1/10	1,945,000	2,009,982
Delaware River Joint Toll Bridge Commission, Bridge Revenue (Insured; MBIA)	5.25	7/1/17	1,485,000	1,644,905
Downingtown Area School District	5.25	2/1/08	300,000	304,470
Downingtown Area School District	5.38	2/1/09	5,020,000	5,184,606
East Stroudsburg Area School District, GO (Insured; FSA)	7.50	9/1/22	2,500,000	3,226,600
Easton Area School District, GO (Insured; FSA)	7.50	4/1/18	1,000,000	1,279,300
Easton Area School District, GO (Insured; FSA)	7.50	4/1/21	3,000,000	3,847,770
Easton Area School District, GO (Insured; FSA)	7.50	4/1/22	3,000,000	3,850,440
Erie County (Insured; FGIC)	5.50	9/1/22	1,640,000	1,944,253
Fleetwood Area School District (Insured; FGIC)	5.00	4/1/11	1,500,000	1,576,560
Harrisburg Authority, School Revenue (Harrisburg Project) (Insured; FGIC)	5.00	4/1/10	2,500,000	2,599,600
Kennett Consolidated School District (Insured; FGIC)	5.50	2/15/12	1,310,000 [c]	1,418,795
Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC)	5.25	12/15/08	3,940,000	4,029,162
Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC)	5.25	12/15/09	4,230,000	4,372,001
Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC)	5.25	12/15/10	2,000,000	2,087,220
Lancaster County Vocational Technical School Authority, LR (Insured; FGIC)	5.25	2/15/10	1,500,000	1,567,890
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College Project)	5.25	4/15/16	1,815,000	1,948,294
Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project)	4.51	8/15/33	5,000,000 [d]	5,000,000
Lehigh County General Purpose Authority, Revenue (Good Shepherd Group)	5.25	11/1/14	3,255,000	3,364,759

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Lehigh County Industrial Development Authority, PCR (People Electric Utilities Corp. Project) (Insured; FGIC)	4.75	2/15/27	2,000,000	2,070,340
Lower Merion School District	5.00	5/15/29	11,975,000	12,650,989
Montgomery County	5.00	9/15/10	1,165,000	1,218,637
Montgomery County	5.00	9/15/11	2,155,000	2,278,158
Muhlenberg School District (Insured; FGIC)	5.38	4/1/15	1,000,000	1,075,610
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/18	2,000,000	2,184,660
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/24	1,500,000	1,623,150
North Penn School District Authority, School Revenue	6.20	3/1/07	305,000	305,061
Northampton County Higher Education Authority, Revenue (Lehigh University)	5.50	11/15/11	2,500,000	2,699,050
Northwestern Lehigh School District (Insured; FSA)	5.00	3/15/10	1,245,000	1,293,941
Owen J. Roberts School District (Insured; FSA)	5.50	8/15/12	1,440,000 [c]	1,570,493
Parkland School District (Insured; FGIC)	5.25	9/1/11	2,220,000	2,366,897
Parkland School District (Insured; FGIC)	5.38	9/1/14	3,110,000	3,453,500
Parkland School District (Insured; FGIC)	5.38	9/1/16	1,490,000	1,682,404
Pennsylvania	6.00	1/15/10	2,500,000 [c]	2,683,450
Pennsylvania	5.25	10/15/10	10,000,000	10,547,700
Pennsylvania	5.25	2/1/11	7,850,000	8,306,713
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project)	4.70	11/1/14	5,000,000	5,111,550
Pennsylvania Higher Educational Facilities Authority, College Revenue (Allegheny College Project) (Insured; MBIA)	6.10	11/1/08	845,000	846,732
Pennsylvania Higher Educational Facilities Authority, College Revenue (Lafayette College Project)	6.00	5/1/30	5,000,000	5,328,850
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (Allegheny Delaware Valley Obligated Group Project) (Insured; MBIA)	5.60	11/15/10	2,000,000	2,120,280
Pennsylvania Higher Educational Facilities Authority, Revenue (Bryn Mawr College) (Insured; AMBAC)	5.25	12/1/12	3,000,000	3,246,270
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/07	875,000 [c]	894,889
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/10	3,035,000	3,103,470
Pennsylvania Higher Educational Facilities Authority, Revenue (La Salle University)	5.50	5/1/34	2,250,000	2,387,407
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/10	2,785,000	2,901,970
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.75	6/15/10	3,045,000	3,238,357
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/11	2,935,000	3,089,322
Pennsylvania Higher Educational Facilities Authority, Revenue (Temple University) (Insured; MBIA)	5.25	4/1/14	960,000	984,653

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC)	5.25	9/1/17	1,700,000	1,912,228
Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC)	5.25	9/1/18	1,485,000	1,676,075
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Scranton) (Insured; AMBAC)	5.75	5/1/11	1,690,000 c	1,826,518
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	5.00	1/15/10	1,630,000	1,680,579
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	5.13	1/15/11	1,550,000	1,618,154
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	2,500,000	2,714,400
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) (Insured; FSA)	5.25	8/1/12	3,000,000	3,126,450
Pennsylvania Housing Finance Agency, SFMR	5.35	10/1/09	1,165,000	1,189,919
Pennsylvania Housing Finance Agency, SFMR	5.45	10/1/10	3,025,000	3,093,274
Pennsylvania Housing Finance Agency, SFMR	5.50	10/1/11	1,325,000	1,355,488
Pennsylvania Housing Finance Agency, SFMR	5.55	10/1/12	325,000	327,132
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.80	1/1/09	5,000,000	5,189,050
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.50	7/1/12	5,335,000	5,794,984
Pennsylvania Turnpike Commission, Oil Franchise Tax Subordinated Revenue (Insured; MBIA)	5.25	12/1/13	2,500,000 c	2,735,175
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/24	5,000,000	5,821,850
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/25	5,000,000	5,854,300
Pennsylvania Turnpike Commission, Turnpike Revenue	5.50	6/1/15	1,500,000	1,616,985
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/29	5,000,000	5,368,300
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.00	6/1/11	3,000,000	3,161,250
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/11	2,510,000	2,713,837
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/12	2,000,000	2,192,100
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	690,000 c	730,951
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	720,000 c	762,732
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/13	540,000	570,499
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/14	570,000	601,977
Philadelphia (Insured; FSA)	5.25	3/15/11	3,500,000	3,634,890
Philadelphia (Insured; FSA)	5.25	3/15/12	235,000	244,057
Philadelphia (Insured; FSA)	5.25	3/15/13	2,000,000	2,076,280

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia (Insured; FSA)	5.25	3/15/14	1,000,000	1,037,940
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.63	6/15/09	5,000,000	5,218,200
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.25	12/15/12	10,000,000	10,815,100
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.25	7/1/18	5,000,000	5,498,900
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.00	7/1/23	1,690,000	1,814,350
Philadelphia Authority for Industrial Development, Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project)	5.00	5/15/19	2,400,000	2,406,528
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/08	1,000,000	1,020,700
Philadelphia Parking Authority, Airport Parking Revenue (Insured; AMBAC)	5.75	9/1/09	2,255,000	2,364,097
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/13	1,935,000	2,005,647
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/14	2,040,000	2,114,093
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	5,000,000	5,407,200
Philadelphia School District (Insured; FSA)	5.75	2/1/11	4,000,000	4,295,680
Philadelphia School District (Insured; FSA)	5.75	2/1/11	3,000,000 [c]	3,228,900
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,310,000 [c]	1,417,996
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,770,000 [c]	1,915,919
Philadelphia School District (Insured; MBIA)	5.00	10/1/08	5,000,000	5,102,900
Philadelphia School District (Insured; MBIA)	5.25	4/1/09	2,500,000 [c]	2,581,050
Pittsburgh School District (Insured; FSA)	5.50	9/1/16	4,000,000	4,539,080
Pittsburgh School District (Insured; FSA)	5.50	9/1/18	1,000,000	1,152,740
Saint Mary Hospital Authority, Health System Revenue (Catholic Health East Issue)	5.00	11/15/21	1,000,000	1,047,150
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/10	3,035,000	3,126,930
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/11	3,195,000	3,291,361
Springfield School District (Delaware County) (Insured; FSA)	4.75	3/15/12	1,085,000	1,139,293
State Public School Building Authority, School LR (Richland School District Project) (Insured; FGIC)	5.00	11/15/14	1,265,000 [c]	1,376,889
State Public School Building Authority, School Revenue (Lease-Philadelphia School District Project) (Insured; FSA)	5.00	6/1/13	5,000,000 [c]	5,370,000
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/13	195,000 [c]	211,731
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/17	840,000	906,125
Susquehanna Area Regional Airport Authority Airport System Revenue	5.38	1/1/18	6,000,000	6,196,380
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.50	1/1/20	4,370,000	4,687,044

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.00	1/1/33	2,400,000	2,509,176
Swarthmore Borough Authority, College Revenue	5.50	9/15/11	17,500,000	18,818,275
Swarthmore Borough Authority, College Revenue	5.25	9/15/17	1,000,000	1,072,920
Twin Valley School District, GO (Insured; FSA)	5.25	4/1/21	1,000,000	1,105,020
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/11	1,430,000	1,512,525
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/18	2,870,000	3,110,334
Upper Merion Area School District (Insured; MBIA)	5.00	2/15/19	1,165,000	1,254,623
Upper Saint Clair Township School District	5.20	7/15/07	6,000,000 [c]	6,035,400
Warwick School District (Insured; FGIC)	5.25	2/15/11	1,000,000	1,058,730
Wilson Area School District (Insured; FGIC)	5.00	2/15/11	1,910,000	2,005,061
Wilson School District (Insured; FSA)	5.38	5/15/15	1,785,000	1,918,482
Wilson School District (Insured; FSA)	5.38	5/15/16	1,500,000	1,612,170
York County (Insured; AMBAC)	5.00	6/1/17	1,100,000	1,173,480
York County Solid Waste and Refuse Authority, Solid Waste System Revenue (Insured; FGIC)	5.50	12/1/14	1,000,000	1,119,440
South Carolina—.7%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	2,000,000 [c]	2,240,360
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	2,000,000	2,272,040
Texas—.3%				
Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	2,000,000	2,120,960
Virginia—1.9%				
Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project)	4.88	2/1/09	6,600,000	6,687,450
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company)	5.25	12/1/08	5,000,000	5,055,400
U.S. Related—14.1%				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	4,090,000	4,470,002
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/18	9,545,000	11,052,156
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/14	7,500,000	8,393,850
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	5,000,000	5,266,100
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/14	7,875,000	8,687,700
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.50	7/1/17	6,000,000	6,915,180
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.50	7/1/19	2,290,000	2,669,339
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,000,000	3,169,650
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,195,150

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA)	5.50	7/1/13	1,500,000	1,618,830
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,000,000	4,316,880
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Y (Insured; MBIA)	6.25	7/1/08	1,295,000	1,341,115
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Z (Insured; MBIA)	6.25	7/1/08	1,000,000	1,034,410
Puerto Rico Highway and Transportation Authority, Transportation Revenue	5.25	7/1/10	4,000,000	4,177,000
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/21	5,000,000	5,364,100
Puerto Rico Municipal Finance Agency (Insured; FSA)	5.50	8/1/09	7,090,000	7,394,090
University of Puerto Rico, University System Revenue	5.00	6/1/22	8,510,000	9,104,764
Total Long-Term Municipal Investments (cost $591,634,825)				**614,216,059**

Short-Term Municipal Investments—1.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Delaware County Authority, Revenue (White Horse Village Project) (LOC; Citizens Bank of Pennsylvania)	3.63	3/1/07	2,900,000 [e]	2,900,000
Philadelphia Authority for Industrial Development, Revenue (The Fox Chase Cancer Center Project) (LOC; JPMorgan Chase Bank)	3.64	3/1/07	400,000 [e]	400,000
South Fork Municipal Authority, HR (Conemaugh Health System Project) (Insured; MBIA and Liquidity Facility; Credit Suisse Group)	3.60	3/1/07	3,500,000 [e]	3,500,000
Total Short-Term Municipal Investments (cost $6,800,000)				**6,800,000**

Total Investments (cost $598,434,825)	**99.1%**	**621,016,059**
Cash and Receivables (Net)	**.9%**	**5,353,568**
Net Assets	**100.0%**	**626,369,627**

[a] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
[b] *Subject to interest rate change on November 1, 2011.*
[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[d] *Variable rate security—interest rate subject to periodic change.*
[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	69.0
AA		Aa		AA	13.2
A		A		A	3.6
BBB		Baa		BBB	13.1
F1		MIG1/P1		SP1/A1	1.1
					100.0

† *Based on total investments.*

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund

Long-Term Municipal Investments—92.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—79.8%				
Ashland, GO (Insured; AMBAC)	5.25	5/15/21	1,305,000	1,442,691
Auburn (Insured; AMBAC)	5.13	6/1/20	1,225,000	1,328,341
Bellingham (Insured; AMBAC)	5.38	3/1/14	1,685,000	1,806,387
Boston	5.75	2/1/10	2,000,000	2,117,460
Boston Economic Development and Industrial Corp., Public Parking Facility	4.50	6/1/10	3,000,000	3,059,490
Boston Water and Sewer Commission, Revenue	9.25	1/1/11	100,000	117,173
Boston Water and Sewer Commission, Revenue	5.00	11/1/19	2,170,000	2,344,381
Boston Water and Sewer Commission, Revenue	5.00	11/1/23	3,920,000	4,212,863
Brockton (Municipal Purpose Loan) (Insured; AMBAC)	5.00	6/1/19	1,430,000	1,547,517
Burlington	5.25	2/1/12	200,000	214,440
Burlington	5.25	2/1/13	250,000	271,340
Cambridge (Municipal Purpose Loan)	5.00	12/15/11	510,000	541,288
Cohasset	5.00	6/15/22	895,000	961,946
Cohasset	5.00	6/15/23	895,000	960,183
Everett (Insured; FGIC)	5.38	12/15/17	1,250,000	1,381,712
Everett (Insured; MBIA)	6.13	12/15/09	1,000,000 [a]	1,075,190
Falmouth, GO Notes, BAN	4.50	7/20/07	2,500,000	2,508,250
Haverhill (State Qualified Municipal Purpose Loan) (Insured; FGIC)	4.00	6/1/15	1,530,000	1,564,195
Haverhill (State Qualified Municipal Purpose Loan) (Insured; FGIC)	5.00	6/1/16	1,580,000	1,739,296
Haverhill (State Qualified Municipal Purpose Loan) (Insured; FGIC)	5.00	6/1/18	505,000	553,591
Hingham (Municipal Purpose Loan)	5.38	4/1/17	1,645,000	1,770,168
Holden (Municipal Purpose Loan) (Insured; FGIC)	6.00	3/1/10	1,000,000 [a]	1,076,380
Hopedale (Insured; AMBAC)	5.00	11/15/19	650,000	706,374
Ipswich, GO (Insured; FGIC)	5.00	11/15/14	500,000	545,630
Lawrence, GO (Insured; FSA)	5.00	2/1/21	2,640,000	2,880,425
Lynn (Insured; MBIA)	5.25	2/15/08	1,500,000	1,523,715
Lynnfield (Municipal Purpose Loan)	5.00	7/1/20	505,000	543,648
Lynnfield (Municipal Purpose Loan)	5.00	7/1/21	525,000	564,832
Lynnfield (Municipal Purpose Loan)	5.00	7/1/22	585,000	628,606
Lynnfield (Municipal Purpose Loan)	5.00	7/1/23	585,000	627,834
Mansfield (Insured; AMBAC)	5.00	8/15/17	1,395,000	1,520,759
Marblehead	5.00	8/15/18	1,340,000	1,447,160
Marblehead	5.00	8/15/22	1,750,000	1,882,387
Mashpee (Insured; FGIC)	5.63	11/15/10	500,000 [a]	540,070
Massachusetts	6.50	8/1/08	595,000	617,646
Massachusetts (Insured; FSA)	5.25	9/1/22	7,500,000	8,646,225
Massachusetts (Insured; XLCA)	1.92	12/1/12	1,770,000 [b]	1,854,075
Massachusetts, Consolidated Loan	5.75	6/1/10	5,000,000 [a]	5,313,950
Massachusetts, Consolidated Loan	5.25	11/1/12	2,000,000 [a]	2,155,680
Massachusetts, Consolidated Loan	5.25	10/1/13	2,600,000 [a]	2,831,348
Massachusetts, Consolidated Loan	5.25	10/1/13	2,500,000 [a]	2,722,450

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts, Consolidated Loan	5.00	3/1/15	1,500,000 [a]	1,635,390
Massachusetts, Consolidated Loan	5.00	3/1/15	1,800,000 [a]	1,962,468
Massachusetts, Consolidated Loan	5.50	11/1/16	1,000,000	1,138,930
Massachusetts, Consolidated Loan	5.00	9/1/18	5,000,000	5,424,400
Massachusetts, Consolidated Loan	5.00	8/1/21	1,000,000	1,087,270
Massachusetts, Consolidated Loan (Insured; FGIC)	5.50	11/1/13	2,500,000	2,766,200
Massachusetts, Consolidated Loan (Insured; FGIC)	5.50	8/1/18	1,035,000	1,194,214
Massachusetts, Consolidated Loan (Insured; FSA)	5.25	1/1/13	5,000,000 [a]	5,399,450
Massachusetts, Consolidated Loan (Insured; MBIA)	5.00	8/1/12	1,580,000 [a]	1,678,876
Massachusetts, Consolidated Loan (Insured; MBIA)	5.00	8/1/12	420,000 [a]	446,284
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,500,000	2,679,850
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.13	12/15/12	1,500,000	1,550,790
Massachusetts, Federal Highway, GAN (Insured; MBIA)	5.13	6/15/15	1,500,000	1,549,875
Massachusetts, Special Obligation Revenue	5.38	6/1/11	6,350,000	6,774,117
Massachusetts, Special Obligation Revenue	5.50	6/1/13	1,000,000	1,100,560
Massachusetts, Special Obligation Revenue (Insured; FGIC)	5.38	6/1/12	5,000,000 [a]	5,400,300
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/10	1,835,000 [a]	1,957,174
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/11	165,000	175,585
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,045,000 [a]	1,151,423
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,000,000 [a]	1,101,840
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/15	5,000,000 [a]	5,464,500
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.50	3/1/09	2,000,000	2,072,780
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.25	3/1/15	1,000,000	1,105,270
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/12	6,000,000 [a]	6,391,080
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/15	3,500,000	3,825,150
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.50	7/1/16	2,500,000	2,847,275
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/21	2,000,000	2,293,160
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/22	2,430,000	2,798,339
Massachusetts Development Finance Agency, Education Revenue (Belmont Hill School Issue)	5.00	9/1/15	500,000	527,205
Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue)	5.00	1/1/16	1,000,000	1,081,930
Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue)	5.00	1/1/22	2,000,000	2,148,660
Massachusetts Development Finance Agency, Higher Education Revenue (Smith College Issue)	5.75	7/1/10	1,000,000 [a]	1,075,450

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project)	5.25	2/1/22	1,000,000	1,071,920
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	4.75	3/1/20	530,000	548,455
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	5.25	3/1/26	1,000,000	1,078,080
Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA)	5.00	3/1/36	1,000,000	1,043,470
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.00	7/1/08	310,000	318,001
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.30	1/1/10	350,000	378,305
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.40	1/1/10	370,000 [a]	400,910
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.50	1/1/10	395,000 [a]	429,057
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/23	1,000,000	1,138,680
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/24	2,750,000	2,914,257
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/27	1,000,000	1,055,390
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/35	2,000,000	2,103,600
Massachusetts Development Finance Agency, Revenue (Milton Academy Issue)	5.00	9/1/19	1,000,000	1,083,360
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue)	5.85	7/1/09	1,000,000 [a]	1,056,580
Massachusetts Development Finance Agency, Revenue (The Park School Issue)	4.50	9/1/31	1,000,000	1,000,240
Massachusetts Development Finance Agency, RRR (Waste Management Inc. Project)	6.90	12/1/09	1,000,000	1,065,470
Massachusetts Development Finance Agency, SWDR (Waste Management Inc. Project)	5.45	6/1/14	1,000,000	1,071,750
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.70	1/1/10	715,000	723,144
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	6.20	7/1/13	180,000	180,218

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Boston College Issue)	5.13	6/1/37	2,000,000	2,111,800
Massachusetts Health and Educational Facilities Authority, Revenue (Dartmouth-Hitchcock Obligated Group Issue) (Insured; FSA)	5.13	8/1/22	2,000,000	2,117,700
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/36	1,000,000	1,070,940
Massachusetts Health and Educational Facilities Authority, Revenue (Jordan Hospital Issue)	5.00	10/1/10	500,000	506,120
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	5,335,000	6,056,345
Massachusetts Health and Educational Facilities Authority, Revenue (Milford Regional Medical Center Issue)	5.00	7/15/11	500,000	515,125
Massachusetts Health and Educational Facilities Authority, Revenue (Milford Regional Medical Center Issue)	5.00	7/15/22	500,000	523,700
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue) (Insured; MBIA)	5.50	10/1/09	420,000	439,723
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.25	7/1/13	1,595,000	1,659,231
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.00	7/1/16	1,045,000	1,106,874
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.13	7/1/19	1,000,000	1,032,840
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.38	7/1/17	2,000,000	2,030,420
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/14	1,000,000	1,119,420
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	2/15/36	1,000,000	1,059,350
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	2,000,000	2,118,940
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.00	7/1/33	1,000,000	1,025,650
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	5.00	7/1/24	1,000,000	1,057,190
Massachusetts Health and Educational Facilities Authority, Revenue (Winchester Hospital Issue)	6.75	7/1/10	1,600,000 [a]	1,748,112
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	2,945,000	2,967,559
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/26	1,165,000	1,198,832
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	200,000	206,566
Massachusetts Housing Finance Agency, SFHR (Insured; MBIA)	6.00	6/1/14	370,000	373,171
Massachusetts Industrial Finance Agency, Education Revenue (Saint John's High School of Worcester County, Inc. Issue)	5.70	6/1/18	1,700,000	1,751,068
Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue)	5.40	12/1/08	775,000 [a]	809,209

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue)	5.40	12/1/08	785,000 [a]	818,253
Massachusetts Industrial Finance Agency, Revenue (Babson College Issue) (Insured; MBIA)	5.75	10/1/07	555,000	561,888
Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue)	5.45	9/1/17	500,000	513,680
Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue)	5.50	9/1/27	1,250,000	1,284,387
Massachusetts Industrial Finance Agency, Revenue (Tufts University Issue) (Insured; MBIA)	5.50	2/15/11	500,000	534,415
Massachusetts Industrial Finance Agency, Revenue (Wentworth Institute of Technology Inc. Issue)	5.55	10/1/08	500,000 [a]	523,150
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,145,400
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 5 Issue) (Insured; MBIA)	5.00	7/1/11	120,000	126,125
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,500,000 [a]	2,682,100
Massachusetts Port Authority, Revenue	5.75	7/1/11	3,500,000	3,778,600
Massachusetts Port Authority, Revenue (Insured; FSA)	5.50	7/1/14	1,265,000	1,316,448
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/15	1,900,000	2,075,598
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/21	2,000,000	2,162,520
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/09	500,000	515,245
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/10	975,000 [a]	1,046,195
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/11	335,000 [a]	356,356
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/12	3,910,000 [a]	4,160,631
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/13	25,000	26,738
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/14	1,105,000	1,173,366
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/14	1,330,000 [a]	1,466,644
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.50	8/1/14	30,000	31,515
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	170,000	186,388
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/18	75,000	79,467
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	2,000,000	2,098,600

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (New Bedford Loan Program)	5.25	2/1/12	500,000	535,170
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (South Essex Sewer District Loan Program)	6.38	2/1/15	195,000	195,429
Massachusetts Water Resource Authority, General Revenue (Insured; FSA)	5.50	8/1/11	1,100,000	1,182,665
Massachusetts Water Resource Authority, General Revenue (Insured; FSA)	5.25	8/1/18	500,000	564,445
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	6.00	8/1/14	1,000,000	1,149,710
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/19	1,500,000	1,685,595
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/21	1,000,000	1,123,370
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/24	2,500,000	2,787,900
Massachusetts Water Resources Authority, Subordinated General Revenue (Insured; MBIA)	5.50	8/1/11	1,000,000	1,075,570
Mendon-Upton Regional School District, GO Notes (Insured; FGIC)	6.00	6/1/07	600,000	603,582
Middleborough, GO	5.00	12/15/16	1,000,000	1,104,750
Middleborough, GO	5.00	12/15/18	1,275,000	1,402,946
Milton School	5.00	3/1/23	500,000	536,630
Milton School	5.00	3/1/24	500,000	535,565
Milton School	5.00	3/1/25	500,000	534,855
Northampton (Insured; MBIA)	5.13	10/15/16	1,985,000	2,187,728
Northbridge (Insured; AMBAC)	5.25	2/15/17	1,000,000	1,077,080
Pembroke, GO (Insured; MBIA)	4.50	8/1/13	695,000	728,339
Pembroke, GO (Insured; MBIA)	5.00	8/1/20	960,000	1,050,912
Pittsfield (Insured; MBIA)	5.00	4/15/12	1,000,000	1,064,290
Pittsfield (Insured; MBIA)	5.50	4/15/14	500,000	547,055
Quabbin Regional School District (Insured; AMBAC)	6.00	6/15/08	780,000	803,221
Randolph (Insured; AMBAC)	5.00	9/1/17	1,045,000	1,138,987
Randolph (Insured; AMBAC)	5.00	9/1/24	490,000	529,621
Sandwich, GO (Insured; MBIA)	5.75	8/15/10	1,050,000 [a]	1,131,627
Springfield (Insured; FGIC)	5.50	8/1/11	1,500,000 [a]	1,626,135
Springfield Water and Sewer Commission, General Revenue (Insured; AMBAC)	5.00	7/15/22	1,175,000	1,277,119
Springfield Water and Sewer Commission, General Revenue (Insured; AMBAC)	5.00	7/15/23	1,235,000	1,339,308
University of Massachusetts Building Authority, Project Revenue (Insured; AMBAC)	5.50	11/1/10	1,000,000 [a]	1,064,270
Uxbridge (Municipal Purpose Loan) (Insured; MBIA)	6.13	11/15/07	525,000	534,172
Westfield (Insured; FGIC)	6.50	5/1/10	735,000 [a]	804,582

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Worcester (Insured; FGIC)	5.63	8/15/10	1,000,000 [a]	1,073,710
Worcester (Insured; FGIC)	5.00	4/1/18	625,000	676,938
Worcester (Insured; MBIA)	5.25	8/15/16	1,000,000	1,107,390
Worcester (Insured; MBIA)	5.25	8/15/17	1,000,000	1,101,000
Worcester (Municipal Purpose Loan) (Insured; MBIA)	6.25	7/1/10	755,000	816,555
U.S. Related—12.4%				
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.15	5/15/11	250,000 [c]	246,480
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	5/15/12	300,000 [c]	297,615
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	5/15/13	1,175,000 [c]	1,159,748
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/11	1,050,000	1,159,746
Puerto Rico Commonwealth, Public Improvement	5.00	7/1/14	2,500,000 [d]	2,674,800
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/22	1,500,000	1,640,595
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/15	1,350,000	1,526,594
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/14	500,000	559,590
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/15	1,135,000	1,283,469
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	1,000,000	1,091,030
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,205,000	3,386,243
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,195,150
Puerto Rico Government Development Bank, Senior Notes	5.25	1/1/15	2,000,000	2,159,060
Puerto Rico Highway and Transportation Authority, Highway Revenue	5.00	7/1/16	1,000,000 [d]	1,082,530
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FGIC)	5.50	7/1/16	3,265,000	3,726,834
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	1,000,000	1,059,060
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/15	1,905,000	2,072,697
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/16	1,550,000	1,682,789
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,713,450
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/20	2,260,000	2,424,573
Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) (Insured; MBIA)	4.00	7/1/07	1,050,000	1,051,071
University of Puerto Rico, University System Revenue	5.00	6/1/23	5,000,000	5,341,500
Total Long-Term Municipal Investments (cost $301,077,372)				**309,116,217**

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments—8.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts;				
Massachusetts, Consolidated Loan (Liquidity Facility; Dexia Credit Locale)	3.62	3/1/07	5,100,000 [e]	5,100,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.60	3/1/07	1,600,000 [e]	1,600,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.60	3/1/07	5,100,000 [e]	5,100,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.57	3/1/07	1,500,000 [e]	1,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Childrens Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.61	3/1/07	9,950,000 [e]	9,950,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.66	3/1/07	4,095,000 [e]	4,095,000
Total Short-Term Municipal Investments (cost $27,345,000)				**27,345,000**
Total Investments (cost $328,422,372)			**100.4%**	**336,461,217**
Liabilities, Less Cash and Receivables			**(.4%)**	**(1,483,999)**
Net Assets			**100.0%**	**334,977,218**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[d] *Purchased on a delayed delivery basis.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	56.4
AA		Aa		AA	20.5
A		A		A	3.9
BBB		Baa		BBB	10.3
F1		MIG1/P1		SP1/A1	8.9
					100.0

† *Based on total investments.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Assets ($):				
Investments in securities—See Statement of Investments†	928,615,540	147,603,441	621,016,059	336,461,217
Cash	318,274	173,428	–	–
Interest receivable	9,698,972	1,677,557	7,015,702	3,313,745
Receivable for investment securites sold	3,937,522	2,800,445	1,012,835	–
Receivable for shares of Beneficial Interest subscribed	742,241	40,000	281,205	78,649
Prepaid expenses and other receivables	25,506	11,969	17,513	16,383
	943,338,055	**152,306,840**	**629,343,314**	**339,869,994**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 4(c)	261,741	44,479	253,119	93,354
Due to Administrator—Note 4(a)	87,721	14,765	61,656	32,626
Cash overdraft due to Custodian	–	–	1,692,642	518,137
Payable for investment securities purchased	27,399,333	2,747,919	–	3,756,228
Payable for shares of Beneficial Interest redeemed	396,028	50,726	919,832	462,800
Accrued expenses and other liabilities	69,602	46,546	46,438	29,631
	28,214,425	**2,904,435**	**2,973,687**	**4,892,776**
Net Assets ($)	**915,123,630**	**149,402,405**	**626,369,627**	**334,977,218**
Composition of Net Assets ($):				
Paid—in capital	886,884,035	150,579,860	602,693,228	326,943,349
Accumulated undistributed investment income—net	48,294	7,081	17,419	778
Accumulated net realized gain (loss) on investments	78,459	(948,278)	1,077,746	(5,754)
Accumulated net unrealized appreciation (depreciation) on investments	28,112,842	(236,258)	22,581,234	8,038,845
Net Assets ($)	**915,123,630**	**149,402,405**	**626,369,627**	**334,977,218**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	889,737,116	149,107,231	621,736,102	325,225,840
Shares Outstanding	68,129,810	11,828,818	49,054,572	25,707,796
Net Asset Value Per Share ($)	**13.06**	**12.61**	**12.67**	**12.65**
Investor Shares				
Net Assets ($)	24,232,849	295,174	4,633,525	9,670,027
Shares Outstanding	1,857,734	23,445	365,665	764,456
Net Asset Value Per Share ($)	**13.04**	**12.59**	**12.67**	**12.65**
Dreyfus Premier Shares				
Net Assets ($)	1,153,665	–	–	81,351
Shares Outstanding	88,409	–	–	6,415
Net Asset Value Per Share ($)	**13.05**	**–**	**–**	**12.68**
+ Investments at cost ($)	**900,502,698**	**147,839,699**	**598,434,825**	**328,422,372**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2007 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Investment Income ($):				
Interest Income	**18,622,093**	**2,758,668**	**14,144,993**	**6,653,986**
Expenses:				
Investment advisory fee—Note 4(a)	1,487,811	268,704	1,583,238	558,231
Administration fee—Note 4(a)	550,280	99,401	409,960	206,464
Shareholder servicing costs—Note 4(c)	34,313	439	5,437	12,994
Custodian fees—Note 4(c)	32,629	6,794	22,043	12,264
Registration fees	20,921	13,222	13,525	20,247
Trustees' fees and expenses—Note 4(d)	12,874	2,766	11,365	5,327
Auditing fees	11,772	12,937	20,312	10,800
Prospectus and shareholders' reports	10,465	2,935	2,786	5,075
Legal fees	4,955	649	5,006	561
Distribution fees—Note 4(b)	4,218	–	–	258
Loan commitment fees—Note 5				
Miscellaneous	37,435	14,005	27,636	24,975
Total Expenses	**2,207,673**	**421,852**	**2,101,308**	**857,196**
Less—reduction in investment advisory fee due to undertaking—Note 4(a)	–	–	–	(47,175)
Less—reduction in custody fees due to earnings credits—Note 2(b)	(1,841)	(1,420)	(42)	(2,124)
Net Expenses	**2,205,832**	**420,432**	**2,101,266**	**807,897**
Investment Income—Net	**16,416,261**	**2,338,236**	**12,043,727**	**5,846,089**
Realized and Unrealized Gain (Loss) on Investments—Note 5 ($):				
Net realized gain (loss) on investments	824,387	(76,310)	977,979	53,692
Net realized gain (loss) on financial futures	(599,748)	–	(526,894)	(180,661)
Net Realized Gain (Loss)	**224,639**	**(76,310)**	**451,085**	**(126,969)**
Net unrealized appreciation (depreciation) on investments [including $630,359, $552,609 and $190,195 appreciation on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively]	2,815,569	243,599	1,568,977	1,808,614
Net Realized and Unrealized Gain (Loss) on Investments	**3,040,208**	**167,289**	**2,020,062**	**1,681,645**
Net Increase in Net Assets Resulting from Operations	**19,456,469**	**2,505,525**	**14,063,789**	**7,527,734**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income—net	16,416,261	30,397,740	2,338,236	4,881,603
Net realized gain (loss) on investments	224,639	1,687,825	(76,310)	(577,270)
Net unrealized appreciation (depreciation) on investments	2,815,569	(10,915,472)	243,599	(163,129)
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,456,469**	**21,170,093**	**2,505,525**	**4,141,204**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(15,891,151)	(29,193,086)	(2,326,721)	(4,843,663)
Investor Shares	(450,632)	(969,918)	(4,434)	(5,384)
Dreyfus Premier Shares	(26,184)	(111,677)	–	–
Net realized gain on investments:				
Class M Shares	–	(4,125,830)	(33,181)	–
Investor Shares	–	(156,620)	(80)	–
Dreyfus Premier Shares	–	(24,763)	–	–
Total Dividends	**(16,367,967)**	**(34,581,894)**	**(2,364,416)**	**(4,849,047)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	135,946,849	253,612,779	14,958,955	70,999,600
Investor Shares	1,370,996	4,013,414	98,611	276,545
Dreyfus Premier Shares	–	15,100	–	–
Dividends reinvested:				
Class M Shares	1,784,307	4,736,447	183,256	456,461
Investor Shares	313,947	763,970	4,293	4,053
Dreyfus Premier Shares	14,530	78,305	–	–
Cost of shares redeemed:				
Class M Shares	(58,625,901)	(170,610,911)	(26,726,823)	(117,260,641)
Investor Shares	(4,619,758)	(4,601,716)	(84,321)	(153,908)
Dreyfus Premier Shares	(1,342,010)	(2,180,122)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**74,842,960**	**85,827,266**	**(11,566,029)**	**(45,677,890)**
Total Increase (Decrease) in Net Assets	**77,931,462**	**72,415,465**	**(11,424,920)**	**(46,385,733)**
Net Assets ($):				
Beginning of Period	837,192,168	764,776,703	160,827,325	207,213,058
End of Period	**915,123,630**	**837,192,168**	**149,402,405**	**160,827,325**

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Capital Share Transactions:				
Class M Shares				
Shares sold	10,432,075	19,566,754	1,186,716	5,642,030
Shares issued for dividends reinvested	136,730	365,740	14,536	36,272
Shares redeemed	(4,494,822)	(13,177,915)	(2,120,936)	(9,320,074)
Net Increase (Decrease) in Shares Outstanding	**6,073,983**	**6,754,579**	**(919,684)**	**(3,641,772)**
Investor Shares[a]				
Shares sold	105,149	309,430	7,814	22,072
Shares issued for dividends reinvested	24,077	59,090	341	323
Shares redeemed	(354,918)	(356,184)	(6,699)	(12,266)
Net Increase (Decrease) in Shares Outstanding	**(225,692)**	**12,336**	**1,456**	**10,129**
Dreyfus Premier Shares[a]				
Shares sold	–	1,157	–	–
Shares issued for dividends reinvested	1,113	6,048	–	–
Shares redeemed	(102,955)	(168,678)	–	–
Net Increase (Decrease) in Shares Outstanding	**(101,842)**	**(161,473)**	**–**	**–**

[a] *During the period ended February 28, 2007, 74,197 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $967,315 were automatically converted to 74,248 Investor shares and during the year ended August 31, 2006 92,784 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $1,204,073 were automatically converted to 92,790 Investor shares.*

See notes to financial statements.

	Mellon Pennsylvania Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income—net	12,043,727	24,234,012
Net realized gain (loss) on investments	451,085	3,684,916
Net unrealized appreciation (depreciation) on investments	1,568,977	(12,734,195)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,063,789**	**15,184,733**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(11,951,113)	(24,062,515)
Investor Shares	(75,195)	(137,117)
Net realized gain on investments:		
Class M Shares	(1,342,041)	(3,859,415)
Investor Shares	(10,402)	(24,946)
Total Dividends	**(13,378,751)**	**(28,083,993)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	26,409,345	89,637,673
Investor Shares	3,594,850	3,333,794
Dividends reinvested:		
Class M Shares	1,077,435	2,554,279
Investor Shares	39,065	82,443
Cost of shares redeemed:		
Class M Shares	(53,048,689)	(89,704,159)
Investor Shares	(2,582,590)	(4,271,962)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(24,510,584)**	**1,632,068**
Total Increase (Decrease) in Net Assets	**(23,825,546)**	**(11,267,192)**
Net Assets ($):		
Beginning of Period	650,195,173	661,462,365
End of Period	**626,369,627**	**650,195,173**
Capital Share Transactions:		
Class M Shares		
Shares sold	2,086,046	7,109,004
Shares issued for dividends reinvested	84,911	202,020
Shares redeemed	(4,191,657)	(7,095,924)
Net Increase (Decrease) in Shares Outstanding	**(2,020,700)**	**215,100**
Investor Shares		
Shares sold	283,424	263,887
Shares issued for dividends reinvested	3,086	6,543
Shares redeemed	(204,206)	(340,339)
Net Increase (Decrease) in Shares Outstanding	**82,304**	**(69,909)**

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income—net	5,846,089	9,949,644
Net realized gain (loss) on investments	(126,969)	611,840
Net unrealized appreciation (depreciation) on investments	1,808,614	(2,761,304)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,527,734**	**7,800,180**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(5,677,074)	(9,591,937)
Investor Shares	(166,722)	(350,640)
Dreyfus Premier Shares	(1,515)	(5,578)
Net realized gain on investments:		
Class M Shares	–	(520,934)
Investor Shares	–	(22,961)
Dreyfus Premier Shares	–	(438)
Total Dividends	**(5,845,311)**	**(10,492,488)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	51,801,752	141,468,644
Investor Shares	114,141	487,809
Dreyfus Premier Shares	–	200
Dividends reinvested:		
Class M Shares	1,144,410	2,036,396
Investor Shares	87,736	206,244
Dreyfus Premier Shares	1,192	4,264
Cost of shares redeemed:		
Class M Shares	(28,614,381)	(69,932,774)
Investor Shares	(436,877)	(1,069,567)
Dreyfus Premier Shares	(85,673)	(38,357)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**24,012,300**	**73,162,859**
Total Increase (Decrease) in Net Assets	**25,694,723**	**70,470,551**
Net Assets ($):		
Beginning of Period	309,282,495	238,811,944
End of Period	**334,977,218**	**309,282,495**

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Capital Share Transactions:		
Class M Shares		
Shares sold	4,106,960	11,309,173
Shares issued for dividends reinvested	90,621	162,754
Shares redeemed	(2,269,205)	(5,587,614)
Net Increase (Decrease) in Shares Outstanding	**1,928,376**	**5,884,313**
Investor Shares[a]		
Shares sold	9,031	38,972
Shares issued for dividends reinvested	6,946	16,462
Shares redeemed	(34,624)	(85,555)
Net Increase (Decrease) in Shares Outstanding	**(18,647)**	**(30,121)**
Dreyfus Premier Shares[a]		
Shares sold	–	16
Shares issued for dividends reinvested	94	340
Shares redeemed	(6,762)	(3,080)
Net Increase (Decrease) in Shares Outstanding	**(6,668)**	**(2,724)**

[a] *During the period ended February 28, 2007, 6,464 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $81,906 were automatically converted to 6,477 Investor shares and during the period ended August 31, 2006, 1,947 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $24,171 were automatically converted to 1,952 Investor shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares					
	Six Months Ended					
Mellon National Intermediate	February 28, 2007	Year Ended August 31,				
Municipal Bond Fund	(Unaudited)	2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	13.01	13.25	13.34	13.09	13.25	13.24
Investment Operations:						
Investment income—net[b]	.25	.50	.50	.51	.50	.52
Net realized and unrealized gain (loss) on investments	.05	(.16)	(.03)	.29	(.14)	.14
Total from Investment Operations	.30	.34	.47	.80	.36	.66
Distributions:						
Dividends from investment income—net	(.25)	(.50)	(.50)	(.51)	(.50)	(.52)
Dividends from net realized gain on investments	—	(.08)	(.06)	(.04)	(.02)	(.13)
Total Distributions	(.25)	(.58)	(.56)	(.55)	(.52)	(.65)
Net asset value, end of period	13.06	13.01	13.25	13.34	13.09	13.25
Total Return (%)	2.32[c]	2.64	3.62	6.22	2.77	5.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.51[d]	.51	.52	.52	.53	.53
Ratio of net expenses to average net assets	.51[d]	.51	.52	.52	.52	.52
Ratio of net investment income to average net assets	3.87[d]	3.87	3.80	3.84	3.77	4.04
Portfolio Turnover Rate	11.27[c]	28.19	42.72	53.26	50.68	60.12
Net Assets, end of period ($ x 1,000)	889,737	807,634	732,711	646,793	625,558	555,158

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Mellon National Intermediate Municipal Bond Fund	Investor Shares					
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	13.00	13.23	13.33	13.08	13.24	13.23
Investment Operations:						
Investment income—net [a]	.23	.47	.47	.48	.50	.50
Net realized and unrealized gain (loss) on investments	.04	(.15)	(.04)	.29	(.18)	.13
Total from Investment Operations	.27	.32	.43	.77	.32	.63
Distributions:						
Dividends from investment income—net	(.23)	(.47)	(.47)	(.48)	(.46)	(.49)
Dividends from net realized gain on investments	—	(.08)	(.06)	(.04)	(.02)	(.13)
Total Distributions	(.23)	(.55)	(.53)	(.52)	(.48)	(.62)
Net asset value, end of period	13.04	13.00	13.23	13.33	13.08	13.24
Total Return (%)	2.12 [b]	2.47	3.28	6.04	2.36	4.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76 [c]	.76	.77	.77	.79	.84
Ratio of net expenses to average net assets	.76 [c]	.76	.77	.77	.77	.77
Ratio of net investment income to average net assets	3.63 [c]	3.62	3.56	3.60	3.52	3.74
Portfolio Turnover Rate	11.27 [b]	28.19	42.72	53.26	50.68	60.12
Net Assets, end of period ($ x 1,000)	24,233	27,084	27,409	30,164	34,673	909

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

Mellon National Intermediate Municipal Bond Fund	Dreyfus Premier Shares				
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.00	13.24	13.33	13.08	13.37
Investment Operations:					
Investment income—net[b]	.19	.40	.40	.41	.36
Net realized and unrealized gain (loss) on investments	.06	(.16)	(.03)	.29	(.28)
Total from Investment Operations	.25	.24	.37	.70	.08
Distributions:					
Dividends from investment income—net	(.20)	(.40)	(.40)	(.41)	(.35)
Dividends from net realized gain on investments	–	(.08)	(.06)	(.04)	(.02)
Total Distributions	(.20)	(.48)	(.46)	(.45)	(.37)
Net asset value, end of period	13.05	13.00	13.24	13.33	13.08
Total Return (%)	1.94[c]	1.88	2.85	5.43	.58[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26[d]	1.26	1.27	1.27	1.29[d]
Ratio of net expenses to average net assets	1.26[d]	1.26	1.27	1.27	1.27[d]
Ratio of net investment income to average net assets	3.12[d]	3.12	3.06	3.09	3.03[d]
Portfolio Turnover Rate	11.27[c]	28.19	42.72	53.26	50.68[c]
Net Assets, end of period ($ x 1,000)	1,154	2,474	4,656	5,945	7,856

[a] *From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Class M Shares					
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	12.59	12.63	12.81	12.86	12.91	12.90
Investment Operations:						
Investment income—net[b]	.19	.33	.29	.29	.34	.46
Net realized and unrealized gain (loss) on investments	.02	(.04)	(.18)	(.05)	(.03)	.10
Total from Investment Operations	.21	.29	.11	.24	.31	.56
Distributions:						
Dividends from investment income—net	(.19)	(.33)	(.29)	(.29)	(.35)	(.46)
Dividends from net realized gain on investments	(.00)[c]	–	–	–	(.01)	(.09)
Total Distributions	(.19)	(.33)	(.29)	(.29)	(.36)	(.55)
Net asset value, end of period	12.61	12.59	12.63	12.81	12.86	12.91
Total Return (%)	1.70[d]	2.36	.91	2.00	2.35	4.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[e]	.53	.54	.53	.55	.57
Ratio of net expenses to average net assets	.55[e]	.53	.53	.53	.52	.52
Ratio of net investment income to average net assets	3.05[e]	2.65	2.31	2.28	2.66	3.56
Portfolio Turnover Rate	17.88[d]	49.94	40.92	28.12	22.15	50.86
Net Assets, end of period ($ x 1,000)	149,107	160,551	207,063	221,600	210,574	138,670

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Investor Shares					
Mellon National Short-Term Municipal Bond Fund	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.58	12.62	12.79	12.84	12.91	12.90
Investment Operations:						
Investment income—net [a]	.18	.31	.27	.29	.29	.42
Net realized and unrealized gain (loss) on investments	–	(.05)	(.18)	(.07)	(.04)	.10
Total from Investment Operations	.18	.26	.09	.22	.25	.52
Distributions:						
Dividends from investment income—net	(.17)	(.30)	(.26)	(.27)	(.31)	(.42)
Dividends from net realized gain on investments	(.00)[b]	–	–	–	(.01)	(.09)
Total Distributions	(.17)	(.30)	(.26)	(.27)	(.32)	(.51)
Net asset value, end of period	12.59	12.58	12.62	12.79	12.84	12.91
Total Return (%)	1.49[c]	2.10	.73	1.72	2.01	4.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[d]	.79	.79	.79	.81	.72
Ratio of net expenses to average net assets	.80[d]	.79	.78	.79	.76	.67
Ratio of net investment income to average net assets	2.82[d]	2.47	2.06	2.08	2.44	4.15
Portfolio Turnover Rate	17.88[c]	49.94	40.92	28.12	22.15	50.86
Net Assets, end of period ($ x 1,000)	295	277	150	94	33	1

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Class M Shares					
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				
		2006	2005	2004	2003[a]	2002
Per Share Data ($):						
Net asset value, beginning of period	12.66	12.92	13.13	12.95	13.15	13.16
Investment Operations:						
Investment income—net[b]	.24	.48	.49	.50	.51	.53
Net realized and unrealized gain (loss) on investments	.04	(.18)	(.13)	.21	(.20)	.11
Total from Investment Operations	.28	.30	.36	.71	.31	.64
Distributions:						
Dividends from investment income—net	(.24)	(.48)	(.49)	(.50)	(.51)	(.53)
Dividends from net realized gain on investments	(.03)	(.08)	(.08)	(.03)	–	(.12)
Total Distributions	(.27)	(.56)	(.57)	(.53)	(.51)	(.65)
Net asset value, end of period	12.67	12.66	12.92	13.13	12.95	13.15
Total Return (%)	2.20[c]	2.41	2.84	5.60	2.35	5.03
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[d]	.66	.66	.66	.67	.68
Ratio of net expenses to average net assets	.66[d]	.66	.66	.66	.67	.67
Ratio of net investment income to average net assets	3.81[d]	3.81	3.78	3.82	3.88	4.09
Portfolio Turnover Rate	9.42[c]	13.80	23.88	18.87	17.58	34.50
Net Assets, end of period ($ x 1,000)	621,736	646,610	656,901	681,295	740,587	837,441

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

	Investor Shares					
	Six Months Ended					
Mellon Pennsylvania Intermediate	February 28, 2007	Year Ended August 31,				
Municipal Bond Fund	(Unaudited)	2006	2005	2004	2003	2002[a]
Per Share Data ($):						
Net asset value, beginning of period	12.65	12.91	13.13	12.95	13.14	13.16
Investment Operations:						
Investment income—net[a]	.22	.46	.45	.47	.48	.54
Net realized and unrealized gain (loss) on investments	.05	(.19)	(.13)	.21	(.20)	.06
Total from Investment Operations	.27	.27	.32	.68	.28	.60
Distributions:						
Dividends from investment income—net	(.22)	(.45)	(.46)	(.47)	(.47)	(.50)
Dividends from net realized gain on investments	(.03)	(.08)	(.08)	(.03)	–	(.12)
Total Distributions	(.25)	(.53)	(.54)	(.50)	(.47)	(.62)
Net asset value, end of period	12.67	12.65	12.91	13.13	12.95	13.14
Total Return (%)	2.15[b]	2.15	2.50	5.41	2.09	4.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[c]	.91	.91	.92	.93	.94
Ratio of net expenses to average net assets	.92[c]	.91	.91	.92	.92	.92
Ratio of net investment income to average net assets	3.58[c]	3.57	3.50	3.56	3.59	3.84
Portfolio Turnover Rate	9.42[b]	13.80	23.88	18.87	17.58	34.50
Net Assets, end of period ($ x 1,000)	4,634	3,586	4,561	2,741	2,944	963

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Investor shares, Class M shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

	Class M Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003[a]	Two Months Ended August 31, 2002[b]	Year Ended June 30, 2002
Per Share Data ($):							
Net asset value, beginning of period	12.58	12.75	12.81	12.59	12.79	12.62	12.38
Investment Operations:							
Investment income—net[c]	.23	.47	.47	.48	.50	.09	.52
Net realized and unrealized gain (loss) on investments	.07	(.14)	(.06)	.22	(.21)	.17	.24
Total from Investment Operations	.30	.33	.41	.70	.29	.26	.76
Distributions:							
Dividends from investment income—net	(.23)	(.47)	(.47)	(.48)	(.49)	(.09)	(.52)
Dividends from net realized gain on investments	–	(.03)	–	–	–	–	–
Total Distributions	(.23)	(.50)	(.47)	(.48)	(.49)	(.09)	(.52)
Net asset value, end of period	12.65	12.58	12.75	12.81	12.59	12.79	12.62
Total Return (%)	2.40[d]	2.65	3.25	5.72	2.23	2.10[d]	6.19
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.53[e]	.54	.54	.55	.58	.50[e]	.50
Ratio of net expenses to average net assets	.50[e]	.50	.50	.50	.50	.50[e]	.50
Ratio of net investment income to average net assets	3.67[e]	3.73	3.67	3.74	3.93	3.94[e]	4.18
Portfolio Turnover Rate	9.77[d]	20.57	32.16	27.26	15.54	4.48[d]	11.45
Net Assets, end of period ($ x 1,000)	325,226	299,263	228,239	197,140	173,311	170,030	162,413

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Investor Shares						
	Six Months Ended						Year Ended
Mellon Massachusetts Intermediate	February 28, 2007	Year Ended August 31,				Two Months Ended	June 30,
Municipal Bond Fund	(Unaudited)	2006	2005	2004	2003[a]	August 31, 2002[b]	2002
Per Share Data ($):							
Net asset value, beginning of period	12.58	12.75	12.80	12.59	12.79	12.61	12.38
Investment Operations:							
Investment income—net[b]	.21	.44	.44	.45	.47	.08	.49
Net realized and unrealized gain (loss) on investments	.07	(.14)	(.05)	.21	(.20)	.18	.23
Total from Investment Operations	.28	.30	.39	.66	.27	.26	.72
Distributions:							
Dividends from investment income—net	(.21)	(.44)	(.44)	(.45)	(.47)	(.08)	(.49)
Dividends from net realized gain on investments	–	(.03)	–	–	–	–	–
Total Distributions	(.21)	(.47)	(.44)	(.45)	(.47)	(.08)	(.49)
Net asset value, end of period	12.65	12.58	12.75	12.80	12.59	12.79	12.61
Total Return (%)	2.28[c]	2.40	3.07	5.38	1.97	2.06[c,d]	5.92[d]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.78[e]	.79	.79	.80	.83	.75[e]	.75
Ratio of net expenses to average net assets	.75[e]	.75	.75	.75	.75	.75[e]	.75
Ratio of net investment income to average net assets	3.43[e]	3.49	3.43	3.50	3.68	3.69[e]	3.93
Portfolio Turnover Rate	9.77[c]	20.57	32.16	27.26	15.54	4.48[c]	11.45
Net Assets, end of period ($ x 1,000)	9,670	9,854	10,371	11,698	12,965	13,866	13,553

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*
[e] *Annualized.*
See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund	Dreyfus Premier Shares						
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				Two Months Ended August 31, 2002[b]	Year Ended June 30, 2002
		2006	2005	2004	2003[a]		
Per Share Data ($):							
Net asset value, beginning of period	12.61	12.78	12.83	12.61	12.81	12.64	12.40
Investment Operations:							
Investment income—net b	.17	.37	.38	.38	.40	.07	.43
Net realized and unrealized gain (loss) on investments	.08	(.14)	(.05)	.22	(.20)	.17	.24
Total from Investment Operations	.25	.23	.33	.60	.20	.24	.67
Distributions:							
Dividends from investment income—net	(.18)	(.37)	(.38)	(.38)	(.40)	(.07)	(.43)
Dividends from net realized gain on investments	–	(.03)	–	–	–	–	–
Total Distributions	(.18)	(.40)	(.38)	(.38)	(.40)	(.07)	(.43)
Net asset value, end of period	12.68	12.61	12.78	12.83	12.61	12.81	12.64
Total Return (%)	2.02[c]	1.89	2.59	4.85	1.55	1.98[c,d]	5.40[d]
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	1.28[e]	1.29	1.29	1.30	1.33	1.25[e]	1.25
Ratio of net expenses to average net assets	1.25[e]	1.25	1.25	1.25	1.25	1.25[e]	1.25
Ratio of net investment income to average net assets	2.94[e]	2.99	2.98	3.01	3.19	3.17[e]	3.41
Portfolio Turnover Rate	9.77[c]	20.57	32.16	27.26	15.54	4.48[c]	11.45
Net Assets, end of period ($ x 1,000)	81	165	202	655	941	1,484	1,251

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a front-end sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund no longer offer Dreyfus Premier shares, except in connection with dividend reinvestment and permitted exchanges of Dreyfus Premier shares.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options and financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

(c) Concentration of risk: Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(d) Dividends to shareholders: The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

Table 1 summarizes Mellon National Short-Term Municipal Bond Fund's unused capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006.

Table 1.

Expiring in fiscal †	*2014 ($)*
Mellon National Short-Term Municipal Bond Fund	439,406

† *If not applied, the carryover expires in fiscal 2014.*

Table 2.

	Tax-Exempt Income ($) 2006	Ordinary Income ($) 2006	Long-Term Capital Gains ($) 2006
Mellon National Intermediate Municipal Bond Fund	30,274,681	346,623	3,960,590
Mellon National Short-Term Municipal Bond Fund	4,849,047	–	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	24,199,632	762,820	3,121,541
Mellon Massachusetts Intermediate Municipal Bond Fund	9,948,155	241,765	302,568

Table 2 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2006. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2007, the funds did not borrow under the line of credit.

NOTE 4-Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35% of the Mellon National Intermediate Municipal Bond Fund, .35% of the Mellon National Short-Term Municipal Bond Fund, .50% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .35% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
$6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon Bank has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, for Mellon Massachusetts Intermediate Bond Fund, amounted to $47,175 during the period ended February 28, 2007.

During the period ended February 28, 2007, the Distributor retained $2,992 from contingent deferred sales charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $13 from contingent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

(b) Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 28, 2007, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $4,217 and $258, respectively, pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 3** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 28, 2007, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations include fees paid to the transfer agent.

Table 3.

Mellon National Intermediate Municipal Bond Fund (Investor Shares)	$ 31,148
Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	2,109
Mellon National Short-Term Municipal Bond Fund (Investor Shares)	394
Mellon Pennsylvania Intermediate Municipal Bond Fund (Investor Shares)	5,263
Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares)	12,161
Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	129

The funds compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 4** summarizes the amounts the funds were charged during the period ended February 28, 2007 pursuant to the custody agreement.

Table 4.

Mellon National Intermediate Municipal Bond Fund	$32,629
Mellon National Short-Term Municipal Bond Fund	6,794
Mellon Pennsylvania Intermediate Municipal Bond Fund	22,043
Mellon Massachusetts Intermediate Municipal Bond Fund	12,264

Table 5.

	Investment Advisory Fees ($)	Rule 12b-1 Distribution Plan Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)	Expense Reimbursement($)
Mellon National Intermediate Municipal Bond Fund	239,356	453	4,846	14,360	2,726	–
Mellon National Short-Term Municipal Bond Fund	40,239	–	67	1,447	2,726	–
Mellon Pennsylvania Intermediate Municipal Bond Fund	240,431	–	908	9,054	2,726	–
Mellon Massachusetts Intermediate Municipal Bond Fund	89,024	31	1,880	5,135	2,726	(5,442)

During the period ended February 28, 2007, each of the funds was charged $2,044 for services performed by the Chief Compliance Officer.

Table 5 summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional fee of $8,000.

NOTE 5—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended February 28, 2007.

The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at February 28, 2007 are set forth in the Statement of Financial Futures.

Table 7 summarizes accumulated net unrealized appreciation on investments for each fund at February 28, 2007.

Table 6.

	Purchases ($)	Sales ($)
Mellon National Intermediate Municipal Bond Fund	140,854,308	94,284,756
Mellon National Short-Term Municipal Bond Fund	27,280,653	47,859,151
Mellon Pennsylvania Intermediate Municipal Bond Fund	59,236,852	82,964,961
Mellon Massachusetts Intermediate Municipal Bond Fund	38,677,804	29,953,718

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon National Intermediate Municipal Bond Fund	28,809,053	696,211	28,112,842
Mellon National Short-Term Municipal Bond Fund	205,760	442,018	(236,258)
Mellon Pennsylvania Intermediate Municipal Bond Fund	22,670,214	88,980	22,581,234
Mellon Massachusetts Intermediate Municipal Bond Fund	8,228,557	189,712	8,038,845

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

The Mellon Funds

Mellon Money Market Fund

Mellon National Municipal Money Market Fund

SEMIANNUAL REPORT February 28, 2007


Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this semiannual report for the Mellon Funds Trust, covering the six-month period from September 1, 2006, through February 28, 2007.

This was a strong period for the financial markets, with rallies in the second half of last year helping stocks and bonds achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates, and robust investor demand for most asset classes. Although short-term interest rates remained stable over the course of the reporting period, money market instruments generally continued to provide attractive yields in the wake of the Federal Reserve's numerous rate hikes.

In our analysis, the reporting period provided an excellent reminder of the need for a long-term investment perspective. Adopting a short time frame has proved costly for some investors recently, as reducing allocations to stocks and bonds generally meant missing rallies. Indeed, history shows that investors reacting to near-term developments with extreme shifts in strategy rarely is the best decision. We believe that a better course is to maintain a portfolio mix designed to meet future goals, while attempting to manage short-term market volatility. Money market funds have continued to play an important role in that mix, as they seek preservation of capital and have benefited recently from relatively high yields.

For information about how each fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance.

As always, we encourage you to talk with your portfolio manager to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

Thank you for your continued confidence and support.

Sincerely,

Christopher E. Sheldon
President
Mellon Funds Trust
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl and John F. Flahive,
Portfolio Managers

How did Mellon Money Market Fund perform during the reporting period?

For the six-month period ended February 28, 2007, the fund produced annualized yields of 5.04% for its Class M shares and 4.78% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 5.15% and 4.89% for its Class M shares and Investor shares, respectively.[1]

Yields of money market instruments remained relatively stable over the reporting period as the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at 5.25% in an environment of moderate economic growth and subdued inflation.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities; certificates of deposit, time deposits, bankers' acceptances and other short-term domestic or foreign bank obligations; repurchase agreements; asset-backed securities; high-grade commercial paper and other short-term corporate obligations; and taxable municipal obligations. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

In the months leading up to the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Fed continued to raise short-term interest rates. However, these conditions changed significantly when a slowdown in economic growth helped to relieve investors' inflation concerns. The Fed lent credence to a more moderate inflation outlook when it refrained from raising short-term interest rates during the reporting period, citing the likelihood that cooling economic growth would reduce inflationary pressures. In addition, tumbling oil prices put a lid on one of the main drivers of investors' inflation fears, while a decline in the unemployment rate helped reassure investors that the economy was headed for a soft landing.

As the rate of economic growth slowed, some investors began to anticipate that the Fed might reduce short-term interest rates sometime in 2007. However, the economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. The government also announced that the U.S. economy overall grew at a 2.2% annualized rate in the fourth quarter compared to 2.0% in the third quarter. Inflation drove consumer prices higher at a relatively tame 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation led many investors to conclude that the Fed would remain on the sidelines for much of 2007. The Fed did just that at its meeting in late January, when it left the federal funds rate unchanged for the fifth consecutive time. In February, sharp declines in global equity markets near month-end contributed to general uncertainty regarding the likely direction of Fed policy later in the year.

Although yields of money market securities stabilized along with interest rates in this environment, yields of longer-dated instruments declined, causing yield differences along the market's maturity range to fall well below historical norms. At times, yields of longer-dated instruments were lower than shorter-dated ones, a phenomenon known as an "inverted yield curve." While inverted yield curves sometimes have been considered harbingers of economic weakness, some analysts attributed the reporting period's inversion to supply-and-demand factors.

With the yield curve flat to inverted, investors continued to focus on instruments maturing in six months or less. Over the first half of the reporting period, we generally maintained the fund's weighted average maturity in a range that was 10 to 15 days longer than industry averages in an attempt to capture incrementally higher yields. We later scaled back the fund's weighted average maturity toward the neutral range when mixed economic data suggested that the Fed was unlikely to ease monetary policy in the foreseeable future. As we gradually shortened the fund's weighted average maturity, we increased the fund's holdings of commercial paper and reduced its position in certificates of deposit.

What is the fund's current strategy?

Recent economic data have remained mixed, reinforcing an uncertain outlook for Fed policy. On one hand, a surge in defaults among holders of sub-prime mortgages has sparked concerns regarding its potentially adverse influence on overall economic growth. On the other hand, persistently low unemployment rates and signs that the housing downturn may be moderating have continued to point to the likelihood of a soft landing for the U.S. economy. Meanwhile, inflationary pressures have remained relatively benign.

As of the reporting period's end, we have maintained the fund's weighted average maturity in the neutral range. We believe this is a prudent strategy until we see clearer signs of the economy's health and the direction of future Fed policy.

March 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl and John F. Flahive, Portfolio Managers

How did Mellon National Municipal Money Market Fund perform during the reporting period?

For the six-month period ended February 28, 2007, the fund produced annualized yields of 3.28% for its Class M shares and 3.03% for its Investor shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 3.33% and 3.07% for its Class M shares and Investor shares, respectively.[1]

Yields of tax-exempt money market instruments remained relatively stable over the reporting period as the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at 5.25% in an environment of moderate economic growth and subdued inflation.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund may invest up to 20% of its total assets in taxable money market securities, such as U.S. government obligations, bank and corporate obligations and commercial paper. The fund also may invest in custodial receipts.

What other factors influenced the fund's performance?

In the months leading up to the start of the reporting period, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Fed continued to raise short-term interest rates. However, these conditions changed significantly when a slowdown in economic growth helped to relieve investors' inflation concerns. The Fed lent credence to a more moderate inflation outlook when it refrained from raising short-term interest rates during the reporting period, citing the likelihood that cooling economic growth would reduce inflationary pressures. In addition, tumbling oil prices put a lid on one of the main drivers of investors' inflation fears, while a decline in the unemployment rate helped reassure investors that the economy was headed for a soft landing.

As the rate of economic growth slowed, some investors began to anticipate that the Fed might reduce short-term interest rates sometime in 2007. However, the economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. The government also announced that the U.S. economy overall grew at a 2.2% annualized rate in the fourth quarter compared to 2.0% in the third quarter. Inflation drove consumer prices higher at a relatively tame 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation led many investors to conclude that the Fed would remain on the sidelines for much of 2007. The Fed did just that at its meeting in late January, when it left the federal funds rate unchanged for the fifth consecutive time. Sharp declines in global equity markets near the end of February also contributed to general uncertainty regarding the likely direction of Fed policy later in the year.

In addition, supply-and-demand factors influenced tax-exempt money market yields. The growing economy reduced the borrowing needs of several states and municipalities, and some revised their borrowing programs to rely more heavily on variable-rate demand notes, on which yields are reset daily or weekly. Yet, investor demand remained strong, as evidenced by an increase in money market fund assets to record levels. These changes generally put downward pressure on tax-exempt money market yields.

As yields of longer-dated instruments declined, yield differences along the market's maturity range narrowed well below historical norms. At times, yields of municipal notes were lower than yields of variable-rate demand notes, a phenomenon known as an "inverted yield curve." As a result, investors focused mainly on shorter-term instruments.

Early in the reporting period, as it became evident to us that the Fed would remain on the sidelines, we reduced the fund's weighted average maturity from a relatively long position to one in a range between neutral and slightly shorter than industry averages. As we did so, we increased the fund's holdings of variable-rate demand notes and reduced its positions in seasoned municipal bonds, tax-exempt commercial paper and municipal notes.

What is the fund's current strategy?

Recent economic data have remained mixed, reinforcing an uncertain outlook for Fed policy. On one hand, a surge in defaults among holders of sub-prime mortgages has sparked economic concerns. On the other hand, persistently low unemployment rates and signs that the housing downturn may be moderating have continued to point to the likelihood of a soft landing for the U.S. economy. Meanwhile, inflationary pressures have remained relatively benign.

As of the reporting period's end, we have maintained the fund's weighted average maturity in the short-to-neutral range. We believe this is a prudent strategy until we see clearer signs of the economy's health and the direction of future Fed policy.

March 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of the funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.51	$ 2.76
Ending value (after expenses)	$1,025.20	$1,024.00
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.55	$ 2.85
Ending value (after expenses)	$1,016.40	$1,015.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

	Class M Shares	Investor Shares
Mellon Money Market Fund		
Expenses paid per $1,000†	$ 1.51	$ 2.76
Ending value (after expenses)	$1,023.31	$1,022.07
Mellon National Municipal Money Market Fund		
Expenses paid per $1,000†	$ 1.56	$ 2.86
Ending value (after expenses)	$1,023.26	$1,021.97

† *Expenses are equal to the Mellon Money Market Fund annualized expense ratio of .30% for Class M and .55% for Investor Class and Mellon National Municipal Money Market Fund, .31% for Class M and .57% for Investor Class, multiplied by the respective fund's average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Mellon Money Market Fund

Bond Anticipation Notes–.7%	Principal Amount ($)	Value ($)
Camden County Improvement Authority, NJ 5.74%, 8/1/07 (cost $6,100,000)	6,100,000	**6,100,000**

Negotiable Bank Certificates of Deposit–13.4%	Principal Amount ($)	Value ($)
Barclays Bank PLC 5.32%, 4/24/07	40,000,000	40,000,296
Canadian Imperial Bank of Commerce 5.38%, 10/26/07	7,500,000	7,506,150
Credit Suisse (Yankee) 5.31%, 10/12/07	17,400,000	17,408,688
Rabobank Nederland 5.24%, 11/21/07	11,600,000	11,600,405
Toronto-Dominion Bank (Yankee) 5.30%–5.51%, 4/13/07–8/3/07	37,000,000	37,014,726
Total Negotiable Bank Certificates of Deposit (cost $113,530,265)		**113,530,265**

Commercial Paper–72.5%	Principal Amount ($)	Value ($)
AIG Funding Inc. 5.16%–5.23%, 3/9/07	40,000,000	39,953,620
Allied Irish Banks PLC 5.17%, 7/17/07	40,000,000 [a]	39,207,267
American Express Company 5.24%, 3/16/07	40,000,000	39,912,667
ANZ National (International) Ltd. 5.22%, 4/26/07	20,000,000 [a]	19,837,600
Banco Santander Puerto Rico 5.25%, 3/23/07	39,000,000	38,874,875
Calyon 5.18%, 5/21/07	37,000,000	36,568,765
Chevron Funding Corporation 5.21%, 3/1/07	40,000,000	40,000,000
Duke University, NC 5.27%–5.28%, 4/3/07–4/5/07	20,013,000	19,913,666
General Electric Co. 5.22%–5.23%, 3/6/07	40,000,000	39,970,965
KFW International Finance Inc. 5.23%, 3/14/07	20,000,000 [a]	19,962,228
Kredietbank N.A. Finance Corp. 5.25%, 4/5/07	40,000,000	39,796,028
Los Angeles Department of Airports 5.30%, 3/1/07–4/2/07	38,000,000	37,939,068

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Oakland-Alameda Counties Coliseum Authority, CA 5.28%, 4/2/07	25,400,000	25,400,000
Prudential Funding LLC 5.22%, 3/16/07	40,000,000	39,913,000
Rabobank USA Financial Corp. 5.30%, 3/1/07	25,000,000	25,000,000
Salvation Army 5.37%–5.50%, 3/1/07–3/9/07	30,320,000	30,320,000
Societe Generale 5.24%, 3/6/07	40,000,000	39,970,917
UBS Finance Delaware LLC 5.25%, 3/6/07	40,000,000	39,970,833
Total Commercial Paper (cost $612,511,499)		**612,511,499**

Corporate Notes–13.2%	Principal Amount ($)	Value ($)
1610 N. 2nd Street LLC and Schlitz Park Associates II LP 5.36%, 3/1/07	12,780,000 [b]	12,780,000
Bochasanwasi Shree Akshar Purushottam Swaminarayan 5.37%, 3/7/07	5,950,000 [b]	5,950,000
Botsford General Hospital, Michigan 5.36%, 3/1/07	12,000,000 [b]	12,000,000
Eskaton Lodge Granite Bay LP 5.36%, 3/1/07	6,555,000 [b]	6,555,000
Florida Development Finance Corporation 5.35%, 3/7/07	7,200,000 [b]	7,200,000
General Secretariat of American States 5.35%, 3/7/07	4,280,000 [b]	4,280,000
Mullenix St. Charles Properties LP 5.31%, 3/7/07	7,000,000 [b]	7,000,000
New Jersey Economic Development Authority 5.30%, 3/7/07	5,100,000 [b]	5,100,000
New York State Housing Finance Agency 5.36%, 3/7/07	3,400,000 [b]	3,400,000
Pitney Road Partners LLC 5.35%, 3/7/07	6,030,000 [b]	6,030,000

Mellon Money Market Fund (continued)

Corporate Notes (continued)	Principal Amount ($)	Value ($)
Sacramento County, CA 5.36%, 3/7/07	15,300,000 [b]	15,300,000
Tulsa Oklahoma Airports Improvement Trust 5.36%, 3/7/07	17,150,000 [b]	17,150,000
Washington State Housing Finance Commission 5.30%–5.32%, 3/1/07	8,585,000 [b]	8,585,000
Total Corporate Notes (cost $111,330,000)		**111,330,000**

Variable Rate Demand Notes–.2%	Principal Amount ($)	Value ($)
Pasadena Public Financing Authority 5.27%, 3/7/07 (cost $1,500,000)	1,500,000 [c]	**1,500,000**
Total Investments (cost $844,971,764)	**100.0%**	**844,971,764**
Cash and Receivables (Net)	**.0%**	**224,558**
Net Assets	**100.0%**	**845,196,322**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $79,007,095 or 9.3% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	43.6	Transportation	4.5
Finance	11.8	Commercial & Professional Services	3.6
Insurance	4.7	Other	27.1
Multi-Line Insurance	4.7		**100.0**

† *Based on net assets.*

See notes to financial statements.

February 28, 2007 (Unaudited)

Mellon National Municipal Money Market Fund

Short-Term Investments—96.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—10.7%				
Birmingham Medical Clinic Board, Medical Clinic Revenue (University of Alabama Health Services Foundation) (LOC; SunTrust Bank)	3.52	3/7/07	48,500,000 [a]	48,500,000
Eclipse Funding Trust (University of South Alabama) (Insured; AMBAC and Liquidity Facility; U.S. Bank NA)	3.69	3/7/07	26,140,000 [a]	26,140,000
Pell City Special Care Facilities Financing Authority, Revenue (Noland Health Services, Inc.) (LOC; Allied Irish Bank)	3.68	3/7/07	39,000,000 [a]	39,000,000
Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.65	3/7/07	10,000,000 [a]	10,000,000
Colorado—8.8%				
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.70	12/1/07	9,200,000	9,200,000
Colorado Educational and Cultural Facilities Authority, Student Housing Facilities Revenue (Campus Village Apartments Project) (LOC; Citibank NA)	3.67	3/7/07	22,865,000 [a]	22,865,000
Colorado Springs, Utilities System Subordinate Lien Revenue (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	3.65	3/7/07	25,800,000 [a]	25,800,000
Commerce City Northern Infrastructure General Improvement District, GO (LOC; U.S. Bank NA)	3.70	3/7/07	6,150,000 [a]	6,150,000
Commerce City Northern Infrastructure General Improvement District, GO, Refunding (LOC; U.S. Bank NA)	3.70	3/7/07	7,400,000 [a]	7,400,000
Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA)	3.70	11/1/07	8,705,000	8,705,000
Westminster Economic Development Authority, Tax Increment Revenue (North Huron Urban Renewal Project) (LOC; DEPFA Bank PLC)	3.66	3/7/07	22,650,000 [a]	22,650,000
Florida—4.2%				
Eclipse Funding Trust (Golden Knights Corporation Master Lease Program) (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	3.69	3/7/07	24,370,000 [a]	24,370,000
Florida, State Board of Education, Public Education Capital Outlay (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.69	3/7/07	24,990,000 [a]	24,990,000
Georgia—6.0%				
Atlanta, Tax Allocation Revenue (Westside Project) (LOC; Wachovia Bank)	3.67	3/7/07	26,390,000 [a]	26,390,000
Burke County Development Authority, PCR, CP (Vogtle Project) (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.56	3/2/07	21,000,000	21,000,000
Clayton County Housing Authority, MFHR, Refunding (Chateau Forest Apartments Project) (Insured; FSA and Liquidity Facility; Societe Generale)	3.57	3/7/07	6,530,000 [a]	6,530,000
De Kalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) (Insured; FNMA)	3.83	3/7/07	15,935,000 [a]	15,935,000
Idaho—1.0%				
Idaho, GO Notes, TAN	4.50	6/29/07	12,000,000	12,030,445

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois—8.8%				
Chicago, Second Lien Water Revenue (LOC; JPMorgan Chase Bank)	3.52	3/7/07	34,455,000 [a]	34,455,000
Illinois Educational Facilities Authority, Revenue (Benedictine University Project) (LOC; National City Bank)	3.67	3/7/07	12,400,000 [a]	12,400,000
Illinois Finance Authority, Revenue (Resurrection Health Care) (LOC; JPMorgan Chase Bank)	3.67	3/1/07	14,000,000 [a]	14,000,000
Illinois Health Facilities Authority, Revenue (Ingalls Memorial Hospital) (LOC; Northern Trust Co.)	3.52	3/7/07	14,800,000 [a]	14,800,000
Regional Transportation Authority, GO, Refunding (Liquidity Facility; DEPFA Bank PLC)	3.55	3/7/07	26,985,000 [a]	26,985,000
Kentucky—1.3%				
Breckinridge County, Lease Program Revenue (Kentucky Association of Counties Leasing Trust) (LOC; U.S. Bank NA)	3.52	3/7/07	300,000 [a]	300,000
Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale)	3.66	3/1/07	14,900,000 [a]	14,900,000
Louisiana—2.3%				
Louisiana, Gasoline and Fuels Tax Revenue (Insured; FGIC and Liquidity Facillity; Morgan Stanley Bank)	3.69	3/7/07	26,260,000 [a]	26,260,000
Massachusetts—1.1%				
Massachusetts, Consolidated Loan (LOC; Bank of America)	3.66	3/1/07	13,000,000 [a]	13,000,000
Michigan—7.9%				
Detroit, Sewage Disposal System Second Lien Revenue, CP (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	3.78	7/12/07	10,000,000	10,000,000
Detroit School District, School Building and Site Improvement GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.70	3/7/07	8,500,000 [a]	8,500,000
Hancock Hospital Finance Authority, Revenue, Refunding (Portage Health, Inc.) (LOC; National City Bank)	3.67	3/7/07	27,920,000 [a]	27,920,000
RBC Municipal Products Incorporated Trust (Detroit, Water Supply System Revenue) (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3.70	3/7/07	20,000,000 [a]	20,000,000
University of Michigan Regents, HR	3.52	3/7/07	25,060,000 [a]	25,060,000
Mississippi—5.1%				
Jackson County, Port Facility Revenue, Refunding (Chevron U.S.A. Inc. Project)	3.64	3/1/07	26,200,000 [a]	26,200,000
Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	3.69	3/7/07	20,000,000 [a]	20,000,000
Mississippi Development Bank, CP (LOC; BNP Paribas)	3.80	3/19/07	13,100,000	13,100,000
Montana—1.1%				
RBC Municipal Products Incorporated Trust (Forsyth, PCR (NorthWestern Corporation Colstrip Project)) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.69	3/7/07	13,000,000 [a]	13,000,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nebraska—3.3%				
Eclipse Funding Trust (Omaha Metropolitan Utilities District) (Insured; MBIA and Liquidity Facility; U.S. Bancorp)	3.69	3/7/07	19,070,000 [a]	19,070,000
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO)	3.64	3/1/07	19,300,000 [a]	19,300,000
Nevada—3.9%				
Director of Nevada Department of Business and Industry, Revenue (Nevada Cancer Institute Project) (LOC; Bank of America)	3.67	3/7/07	45,000,000 [a]	45,000,000
New York—5.4%				
New York City, GO Notes (Liquidity Facility; Dexia Credit Locale)	3.60	3/1/07	6,500,000 [a]	6,500,000
New York City, GO Notes (LOC; Westdeutsche Landesbank)	3.50	3/7/07	20,800,000 [a]	20,800,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.60	3/1/07	35,000,000 [a]	35,000,000
North Carolina—1.7%				
New Hanover County, HR, Refunding (New Hanover Regional Medical Center) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.51	3/7/07	19,700,000 [a]	19,700,000
Ohio—4.5%				
Cleveland-Cuyahoga County Port Authority, Cultural Facility Revenue (Cleveland Museum of Art Project) (Liquidity Facility; JPMorgan Chase Bank)	3.65	3/7/07	20,000,000 [a]	20,000,000
Cuyahoga County, Hospital Improvement Revenue, Refunding (The Metrohealth System Project) (LOC; National City Bank)	3.67	3/7/07	18,400,000 [a]	18,400,000
RBC Municipal Products Incorporated Trust (Cleveland, Airport System Revenue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.69	3/7/07	13,500,000 [a]	13,500,000
Pennsylvania—3.7%				
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and LOC; Wachovia Bank)	3.52	3/7/07	25,000,000 [a]	25,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University) (LOC; PNC Bank)	3.71	3/7/07	3,400,000 [a]	3,400,000
Westmoreland County Industrial Development Authority, Health System Revenue (Excela Health Project) (LOC; Wachovia Bank)	3.64	3/7/07	14,910,000 [a]	14,910,000
Tennessee—10.4%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.65	3/1/07	21,100,000 [a]	21,100,000
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.65	3/1/07	11,000,000 [a]	11,000,000
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) (LOC; Bank of America)	3.65	3/1/07	24,650,000 [a]	24,650,000
Shelby County, GO Notes, Refunding (Liquidity Facility; Dexia Credit Locale)	3.66	3/7/07	50,000,000 [a]	50,000,000
Tennessee State School Bond Authority, CP	3.60	3/8/07	13,000,000	13,000,000

Mellon National Municipal Money Market Fund (continued)

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas—3.2%				
RBC Municipal Products Incorporated Trust (Waco Health Facilities Development Corporation—Hillcrest Health System Project) (Insured; MBIA and Liquidity Facility; Royal Bank of Canada)	3.69	3/7/07	7,000,000 [a]	7,000,000
San Antonio, Hotel Occupancy Tax Subordinate Lien Revenue, Refunding (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.70	3/7/07	8,100,000 [a]	8,100,000
Texas, TRAN	4.50	8/31/07	22,300,000	22,401,021
Utah—.9%				
Wasatch County School District Board of Education, GO School Building Bonds (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; Utah School Guaranty Program)	3.70	3/7/07	10,995,000 [a]	10,995,000
Vermont—.4%				
Winooski, Special Obligation, Refunding (LOC; TD Banknorth, N.A.)	3.65	3/1/07	5,000,000 [a]	5,000,000
Washington—.3%				
Washington Health Care Facilities Authority, Revenue (MultiCare Health System) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	3.64	3/1/07	3,300,000 [a]	3,300,000
Total Investments (cost $1,115,661,466)			**96.0%**	**1,115,661,466**
Cash and Receivables (Net)			**4.0%**	**46,963,289**
Net Assets			**100.0%**	**1,162,624,755**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	**100.0**

† *Based on total investments.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Assets ($):		
Investments in securities—See Statement of Investments+	844,971,764	1,115,661,466
Receivable for investment securities sold	–	43,021,559
Interest receivable	3,296,358	5,602,489
Prepaid expenses	24,564	26,953
	848,292,686	**1,164,312,467**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 4(b)	100,691	131,692
Due to Administrator—Note 4(a)	82,045	109,790
Cash overdraft due to Custodian	2,852,145	1,357,578
Interest payable—Note 3	1,391	3,989
Accrued expenses	60,092	84,663
	3,096,364	**1,687,712**
Net Assets ($)	**845,196,322**	**1,162,624,755**
Composition of Net Assets ($):		
Paid-in capital	845,197,369	1,162,629,643
Accumulated net realized gain (loss) on investments	(1,047)	(4,888)
Net Assets ($)	**845,196,322**	**1,162,624,755**
Net Asset Value Per Share		
Class M Shares		
Net Assets ($)	844,295,642	1,162,623,693
Shares Outstanding	844,296,688	1,162,629,495
Net Asset Value Per Share ($)	**1.00**	**1.00**
Investor Shares		
Net Assets ($)	900,680	1,062
Shares Outstanding	900,680	1,062
Net Asset Value Per Share ($)	**1.00**	**1.00**
† **Investments at cost ($)**	**844,971,764**	**1,115,661,466**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2007 (Unaudited)

	Mellon Money Market Fund	Mellon National Municipal Money Market Fund
Investment Income ($):		
Interest Income	**21,301,945**	**15,629,489**
Expenses:		
Investment advisory fee—Note 4(a)	599,189	654,220
Administration fee—Note 4(a)	517,084	564,243
Professional fees	21,557	18,856
Registration fees	15,964	22,934
Trustees' fees and expenses—Note 4(c)	15,380	11,699
Custodian fees—Note 4(b)	11,028	26,908
Prospectus and shareholders' reports	7,790	1,172
Interest expense—Note 3	3,237	19,956
Shareholder servicing costs—Note 4(b)	1,140	273
Miscellaneous	12,955	16,327
Total Expenses	**1,205,324**	**1,336,588**
Less—expense reduction in custody fees due to earnings credits—Note 2(b)	(17,116)	(20,988)
Net Expenses	**1,188,208**	**1,315,600**
Investment Income—Net, representing net increase in net assets resulting from operations	**20,113,737**	**14,313,889**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Money Market Fund		Mellon National Municipal Money Market Fund	
	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):				
Investment income—net	20,113,737	30,587,460	14,313,889	20,496,728
Net realized gain (loss) from investments	–	(451)	–	(4,888)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,113,737**	**30,587,009**	**14,313,889**	**20,491,840**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(20,092,166)	(30,559,662)	(14,310,465)	(20,497,989)
Investor Shares	(21,571)	(27,798)	(3,424)	(27)
Total Dividends	**(20,113,737)**	**(30,587,460)**	**(14,313,889)**	**(20,498,016)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Class M Shares	869,530,692	1,493,637,578	1,193,772,661	1,462,312,267
Investor Shares	106,299	537,609	802,269	–
Dividends reinvested:				
Class M Shares	5	45	3	30
Investor Shares	21,561	27,901	2,890	27
Cost of shares redeemed:				
Class M Shares	(779,961,971)	(1,417,479,737)	(765,673,650)	(1,341,156,187)
Investor Shares	(116,892)	(315,714)	(805,143)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**89,579,694**	**76,407,682**	**428,099,030**	**121,156,137**
Total Increase (Decrease) In Net Assets	**89,579,694**	**76,407,231**	**428,099,030**	**121,149,961**
Net Assets ($):				
Beginning of Period	755,616,628	679,209,397	734,525,725	613,375,764
End of Period	**845,196,322**	**755,616,628**	**1,162,624,755**	**734,525,725**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Class M Shares			
	Six Months Ended February 28, 2007	Year Ended August 31,			
Mellon Money Market Fund	(Unaudited)	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.025	.043	.023	.008	.002
Distributions:					
Dividends from investment income—net	(.025)	(.043)	(.023)	(.008)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.08[b]	4.35	2.30	.82	.76[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30[b]	.31	.31	.33	.36[b]
Ratio of net expenses to average net assets	.30[b]	.31	.31	.33	.36[b]
Ratio of net investment income to average net assets	5.04[b]	4.29	2.36	.82	.78[b]
Net Assets, end of period ($ x 1,000)	844,296	754,727	678,569	471,723	388,979

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon Money Market Fund	Six Months Ended February 28, 2007 (Unaudited)	Investor Shares Year Ended August 31, 2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.024	.040	.020	.006	.001
Distributions:					
Dividends from investment income—net	(.024)	(.040)	(.020)	(.006)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.84[b]	4.09	2.05	.57	.52[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55[b]	.56	.57	.64	.62[b]
Ratio of net expenses to average net assets	.55[b]	.56	.57	.64	.62[b]
Ratio of net investment income to average net assets	4.78[b]	4.09	2.20	.79	.48[b]
Net Assets, end of period ($ x 1,000)	901	890	640	213	11

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon National Municipal Money Market Fund	Six Months Ended February 28, 2007 (Unaudited)	Class M Shares Year Ended August 31, 2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.016	.028	.017	.007	.002
Distributions:					
Dividends from investment income—net	(.016)	(.028)	(.017)	(.007)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.31[b]	2.88	1.68	.70	.64[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.31[b]	.32	.32	.33	.35[b]
Ratio of net expenses to average net assets	.30[b]	.31	.32	.33	.35[b]
Ratio of net investment income to average net assets	3.28[b]	2.86	1.68	.71	.62[b]
Net Assets, end of period ($ x 1,000)	1,162,624	734,525	613,375	488,926	265,068

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

Mellon National Municipal Money Market Fund	Six Months Ended February 28, 2007 (Unaudited)	Investor Shares Year Ended August 31, 2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.015	.026	.014	.005	.001
Distributions:					
Dividends from investment income—net	(.015)	(.026)	(.014)	(.005)	(.001)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.05[b]	2.62	1.43	.45	.36[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.57[b]	.57	.58	.60	.57[b]
Ratio of net expenses to average net assets	.55[b]	.57	.57	.60	.57[b]
Ratio of net investment income to average net assets	3.16[b]	2.60	1.38	.58	.48[b]
Net Assets, end of period ($ x 1,000)	1	1	1	1	1

[a] *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified money market funds: Mellon Money Market Fund and Mellon National Municipal Money Market Fund (each, a "fund" and collectively, the "funds"). Mellon Money Market Fund investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Mellon National Municipal Money Market Fund investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. Mellon Fund Advisers, a division of The Dreyfus Corporation (" the "Manager" or "Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized gains or losses on investments are allocated to each Class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Trust's Board to represent the fair value of the fund's investments.

It is the funds' policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the Mellon Money Market Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. It is the policy of the Mellon National Municipal Money Market Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

The Mellon Money Market Fund has an unused capital loss carryover of $1,047 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied, $540 of the carryover expires in fiscal 2012, $56 expires in fiscal 2013 and $451 expires in fiscal 2014.

Mellon National Municipal Money Market Fund has an unused capital loss carryover of $4,888 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2006 were all ordinary income for the Mellon Money Market Fund and all tax exempt income for the Mellon National Municipal Money Market Fund. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Bank Line of Credit

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding for Mellon Money Market Fund during the period ended February 28, 2007 was approximately $111,500 with a related weighted average annualized interest rate of 5.85%.

The average daily amount of borrowings outstanding for Mellon National Municipal Money Market Fund during the period ended February 28, 2007 was approximately $691,200 with a related weighted average annualized interest rate of 5.82%.

NOTE 4—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .15% of the Mellon Money Market Fund and .15% of the Mellon National Municipal Money Market Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15%
In excess of $6 billion up to $12 billion	.12%
In excess of $12 billion	.10%

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 1 summarizes the amounts Investor shares were charged during the period ended February 28, 2007, pursuant to the Shareholder Services Plan.

Table 1.

Mellon Money Market Fund	$1,127
Mellon National Municipal Money Market Fund	$ 271

The funds compensate Mellon Bank under a Custody Agreement for providing custodial services for the funds. Table 2 summarizes the amounts the funds were charged during the period ended February 28, 2007, pursuant to the custody agreements.

Table 2.

Mellon Money Market Fund	$11,028
Mellon National Municipal Money Market Fund	$26,908

During the period ended February 28, 2007 the funds were charged $2,044 for services performed by the Chief Compliance Officer.

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

(c) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $48,000 and an attendance fee of $5,000 for each in-person meeting attended and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

The Chairman of the Trust's Board receives an additional annual fee of $10,000 and the Chairman of the Trust's Audit Committee receives an additional annual fee of $8,000.

Table 3.

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custody Fees ($)	Chief Compliance Officer Fees ($)
Mellon Money Market Fund	95,944	171	1,850	2,726
Mellon National Municipal Money Market Fund	128,855	111	–	2,726

NOTES

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

Mail PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

The funds file their complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The funds' Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.